SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

March 15, 2007

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447 Buenos Aires C1 1041 Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2006

BUSINESS NAME: Banco Macro S.A.

REGISTERED OFFICE:  Sarmiento 447 – City of Buenos Aires

CORPORATE PURPOSE AND MAIN BUSINESS:  Commercial bank

BCRA (CENTRAL BANK OF ARGENTINA):  Authorized as “Argentine private bank” under No. 285

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:	Under No. 1,154 - By-laws book No. 2, Fo. 75, dated March 8, 1967.

EXPIRATION OF ARTICLES OF INCORPORATION:  March 8, 2066

REGISTRATION WITH THE IGJ (BUSINESS ASSOCIATIONS REGULATORY AGENCY):	Under No. 9,777 – Corporations Book No. 119 Volume A, dated October 8, 1996.

SINGLE TAX IDENTIFICATION NUMBER:  30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006.

TABLE OF CONTENTS

•	Auditor’s report
•	Balance sheets
•	Statements of income
•	Statements of changes in shareholders’ equity
•	Statements of cash flows
•	Notes to the financial statements
•	Exhibits A through L, N and O
•	Consolidated balance sheets
•	Consolidated statements of income
•	Consolidated statements of cash flows
•	Consolidated statements of debtors by situation
•	Notes to the consolidated financial statements with subsidiaries
•	Exhibit I to the consolidated financial statements with subsidiaries
•	Earnings distribution proposal

AUDITOR’S REPORT
Translation into English – Originally issued in Spanish
See Note 22 to the Financial Statements

To the directors of
BANCO MACRO S.A.
Sarmiento 447
City of Buenos Aires

1.

We have audited the accompanying balance sheets of BANCO MACRO S.A. (former Banco Macro Bansud S.A.) as of December 31, 2006, and 2005, and the related statements of income, changes in shareholders’ equity, and cash flows for the years then ended. We have also audited the accompanying consolidated balance sheets of BANCO MACRO S.A. and its subsidiaries as of December 31, 2006, and 2005, and the related consolidated statements of income and cash flows for the fiscal years then ended, which are disclosed as supplementary information. These financial statements are the responsibility of Bank´s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.

We conducted our audits in accordance with generally accepted auditing standards effective in Argentina and with “Minimum external auditing standards” issued by the BCRA (Central Bank of Argentina). An audit requires that the auditor plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatements. An audit includes examining, on a selective test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting standards used and the significant estimates made by the Bank’s Management, as well as evaluating the overall financial statement presentation. We believe that our audits and the other auditors’ report mentioned in the third paragraph provide a reasonable basis for our opinion.

3.

The financial statements of the subsidiary Nuevo Banco Bisel S.A. as of December 31, 2006, which were used to value the equity interest held therein by BANCO MACRO S.A. and its subsidiary Nuevo Banco Suquía S.A. by the equity method, and which were also included in BANCO MACRO S.A.’s consolidated financial statements with its subsidiaries as of that date, were audited by other auditors, whose report was furnished to us, and our opinion, with regards the figures included for this bank, is based on the other auditors’ report. In the other auditors’ report referred to above, they rendered a qualified opinion on the application of the professional accounting standards because such subsidiary prepared its financial statements as of December 31, 2006, in accordance with Central Bank accounting standards, which differ from those professional accounting standards.

This interest in Nuevo Banco Bisel represents in BANCO MACRO S.A.’s financial statements investments of thousands of Ps. 911,543 (thousands of Ps. 209,630 related to Nuevo Banco Suquía S.A.’s interest) as of December 31, 2006, and net income of thousands of Ps. 62,067 (thousands of Ps. 14,274 related to Nuevo Banco Suquía S.A.’s interest) included in the income from long-term investments in subsidiaries for the year then ended. In addition, Nuevo Banco Bisel S.A.’s assets and financial income for the same year represent 19.8% and 10.0% of the respective consolidated totals of BANCO MACRO S.A. and its subsidiaries.

4.

As described in note 5 to the accompanying financial statements, the financial statements mentioned in the first paragraph have been prepared by the Bank in accordance with the accounting standards established by the Central Bank, which differ from the professional accounting standards approved by the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires) in certain valuation and disclosure aspects described in abovementioned note. Such note does not quantify some of the effects of these departures.  However, the Bank estimates that they are significant.

5.

As further explained in Note 22, certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting standards set forth by the Central Bank of Argentina but may not conform with the accounting principles generally accepted in other countries.

6.

In our opinion, based on our audits and the other auditors’ report mentioned in the third paragraph, the accompanying financial statements present fairly, in all material respects, the financial position of BANCO MACRO S.A. and the consolidated financial position of BANCO MACRO S.A. and its subsidiaries as of December 31, 2006, and 2005, and the results of its operations and its cash flows for the years then ended, in accordance with the accounting standards established by the Central Bank of Argentina and, except for the effect of what is mentioned in the fourth paragraph, with professional accounting standards effective in the City of Buenos Aires, Argentina.

7.	In compliance with current legal requirements, we further report that:

a)

The financial statements mentioned in the first paragraph have been transcribed into the “Inventory and Financial statements” book and have been prepared, in all materials respects, in accordance with the applicable Argentine Business Associations Law provisions, Central Bank rules and CNV (Argentine Securities Commission) regulations.

b)

The financial statements of BANCO MACRO S.A. arise from books kept, in all formal respects, pursuant to current legal requirements, Central Bank rules and the terms and conditions established in CNV Resolutions Nos. 1032/EMI and 1996/EMI dated March 17 and May 20, 2004, respectively.

c)

As of December 31, 2006, the liabilities accrued in employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s books, amounted to Ps. 2,613,505, none of which was due as of that date.

d)

For the year ended December 31, 2006, we invoiced fees for auditing services rendered to the Bank, which represent 94% of total invoicing to the Bank for any item, 68% of total auditing services invoiced to the Bank and its subsidiaries, and 66% of total invoicing to the Bank and its subsidiaries for any item.

City of Buenos Aires,	PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
February 27, 2007	C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

NORBERTO M. NACUZZI
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 196 – Fo. 142

Name of the auditor	Norberto M. Nacuzzi
Professional association	Pistrelli, Henry Martin y Asociados S.R.L.

BALANCE SHEETS
AS OF DECEMBER 31, 2006, AND 2005
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

		12/31/2006	12/31/2005

ASSETS
A.	CASH
	Cash on hand	280,437	229,528
	Due from banks and correspondents	1,098,628	454,552

		1,379,065	684,080

B.	GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
	Holdings in investment accounts		105,416
	Holdings for trading or financial intermediation	221,847	97,232
	Unlisted government securities		36,434
	Instruments issued by the Central Bank of Argentina	1,037,405	1,580,858
	Investments in listed private securities	1,049	32,608
	less: Allowances (Exhibit J)		(483)

		1,260,301	1,852,065

C.	LOANS (Exhibits B, C and D)
	To the non-financial government sector	360,263	402,029
	To the financial sector	160,681	74,579
	To the non-financial private sector and foreign residents
	Overdrafts	567,614	279,469
	Documents	232,255	311,751
	Mortgage loans	159,126	139,849
	Pledged loans	65,852	67,788
	Personal loans	914,491	385,721
	Credit cards	220,016	162,701
	Other (Note 6.1)	658,110	551,789
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	35,690	32,850
	less: Unposted payments		(6,050)
	less: Unearned discount	(6,027)	(7,347)
	less: Allowances (Exhibit J)	(124,146)	(206,389)

		3,243,925	2,188,740

Jorge H. Brito
Chairperson

		12/31/2006	12/31/2005

D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	58,026	69,812
	Amounts receivable from spot and forward sales pending settlement	438,780	347,323
	Securities and foreign currency receivable from spot and forward purchases pending settlement	435,551	236,609
	Premiums on options taken		284
	Unlisted corporate bonds (Exhibits B, C and D)	934	927
	Receivables from forward transactions without delivery of underlying asset	110	258
	Other receivables not covered by debtors classification standards (Note 6.2)	306,129	274,858
	Other receivables covered by debtors classification standards (Exhibits B, C and D)	20,684	30,497
	less: Allowances (Exhibit J)	(2,661)	(3,735)

		1,257,553	956,833

E.	ASSETS SUBJECT TO FINANCIAL LEASES
	Assets subject to financial leases (Exhibits B, C and D)	123,461	106,263
	less: Allowances (Exhibit J)	(1,611)	(1,070)

		121,850	105,193

F.	INVESTMENTS IN OTHER COMPANIES (Exhibit E)
	In financial institutions	1,534,837	577,477
	Other	24,197	28,690
	less: Negative goodwill	(483)	(483)
	less: Allowances (Exhibit J)	(1,016)	(1,148)

		1,557,535	604,536

G.	OTHER RECEIVABLES
	Receivables from sale of assets (Exhibits B, C and D)	16,008	7,966
	Minimum presumed income tax - Tax Credit	24,372	42,723
	Other (Note 6.3)	97,176	87,530
	Accrued interest and adjustments receivable on receivables from sales of assets (Exhibits B, C and D)	50	11,627
	Other accrued interest and adjustments receivable	66	48
	less: Allowances (Exhibit J)	(14,647)	(16,302)

		123,025	133,592

H.	BANK PREMISES AND EQUIPMENT, NET (Exhibit F)	201,621	176,168

I.	OTHER ASSETS (Exhibit F)	153,838	144,838

J.	INTANGIBLE ASSETS (Exhibit G)
	Goodwill	66,607	1,646
	Organization and development costs	84,134	67,126

		150,741	68,772

K.	ITEMS PENDING ALLOCATION	737	433

TOTAL ASSETS		9,450,191	6,915,250

Jorge H. Brito
Chairperson

		12/31/2006	12/31/2005

LIABILITIES
L.	DEPOSITS (Exhibits H and I)
	From the non-financial government sector	938,949	821,497
	From the financial sector	1,394	3,541
	From the non-financial private sector and foreign residents
	Checking accounts	688,744	506,497
	Savings accounts	1,240,913	690,732
	Time deposits	2,155,980	2,129,788
	Investment accounts	18,751	23,724
	Other (Note 6.4)	134,290	127,213
	Accrued interest, adjustments, foreign exchange and quoted price differences payables	19,699	46,212

		5,198,720	4,349,204

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina (Exhibit I)
	Other	778	562
	Banks and international Institutions (Exhibit I)	173,177	153,485
	Amounts payable for spot and forward purchases pending settlement	332,755	172,708
	Securities and foreign currency to be delivered under spot and forward sales pending settlement	529,546	372,566
	Financing received from Argentine financial Institutions (Exhibit I)	47,674	25,106
	Payables for forward transactions without delivery of underlying asset		64
	Other (Note 6.5. and Exhibit I)	140,853	103,564
	Accrued interest, adjustments, foreign exchange and quoted price differences payables (Exhibit I)	25,841	21,651

		1,250,624	849,706

N.	OTHER LIABILITIES
	Other (Note 6.6.)	125,210	71,883

		125,210	71,883

O.	PROVISIONS (Exhibit J)	52,311	142,283

P.	SUBORDINATED CORPORATE BONDS (Exhibit I)	507,844	12,047

Q.	ITEMS PENDING ALLOCATION	505	553

TOTAL LIABILITIES		7,135,214	5,425,676

SHAREHOLDERS’ EQUITY (As per related statement)		2,314,977	1,489,574

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		9,450,191	6,915,250

Jorge H. Brito
Chairperson

	12/31/2006	12/31/2005

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS	5,386,973	4,057,524

Contingent	1,265,431	995,148
Guarantees received	956,164	845,397
Other not covered by debtors classification standards	3,450
Contingent debit-balance contra accounts	305,817	149,751
Control	3,651,855	2,603,638
Receivables classified as irrecoverable	425,875	462,318
Other (Note 6.7.)	3,184,787	2,101,599
Control debit-balance contra accounts	41,193	39,721
Derivatives	469,687	458,738
Notional value of call options taken	119,345
Notional value of put options taken	50,649	133,456
Notional value of forward transactions without delivery of underlying asset		36,770
Derivatives debit-balance contra accounts	299,693	288,512
CREDIT-BALANCE ACCOUNTS	5,386,973	4,057,524

Contingent	1,265,431	995,148
Other guarantees provided covered by debtors classification standards (Exhibits B, C and D)	182,927	87,184
Other guarantees provided not covered by debtors classification standards	43,289	1,474
Other covered by debtors classification standards (Exhibits B, C and D)	79,601	61,093
Contingent credit-balance contra accounts	959,614	845,397
Control	3,651,855	2,603,638
Checks to be credited	41,193	39,721
Control credit-balance contra accounts	3,610,662	2,563,917
Derivatives	469,687	458,738
Notional value of call options sold	50,612	120,886
Notional value of put options sold	221,505	112,423
Notional value of forward transactions without delivery of underlying asset	27,576	55,203
Derivatives credit-balance contra account	169,994	170,226

Note: The accompanying notes 1 through 22 and exhibits A through L, N and O are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF INCOME
FOR THE FISCAL YEARS
ENDED DECEMBER 31, 2006, AND 2005
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

		12/31/2006	12/31/2005

A.	FINANCIAL INCOME
	Interest on cash and due from banks	3,499	8
	Interest on loans to the financial sector	8,872	4,324
	Interest on overdrafts	59,891	26,947
	Interest on documents	22,958	16,998
	Interest on mortgage loans	21,236	11,036
	Interest on pledged loans	11,120	6,491
	Interest on credit card loans	19,901	12,012
	Interest on other loans	177,687	94,266
	Interest on other receivables from financial intermediation	9,498	15,109
	Income from government and private securities, net (Note 6.8.)	146,513	123,583
	Income from guaranteed loans - Presidential Decree No. 1,387/01	17,109	19,523
	CER (Benchmark Stabilization Coefficient) adjustment	48,174	93,620
	CVS (Salary Variation Coefficient) adjustment	1,169	700
	Other (Note 6.9)	68,860	51,103

		616,487	475,720

B.	FINANCIAL EXPENSE
	Interest on checking accounts	6,940	1,456
	Interest on savings accounts	3,985	2,306
	Interest on time deposits	134,533	66,418
	Interest on financing from the financial sector	806	775
	Interest on other liabilities from financial intermediation	14,307	15,822
	Other interest	7,047	6,801
	Net loss from options	284	777
	CER adjustment	21,227	80,564
	Other (Note 6.10)	44,333	37,164

		233,462	212,083

	GROSS INTERMEDIATION MARGIN - GAIN	383,025	263,637

C.	PROVISION FOR LOAN LOSSES	35,338	59,429

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	20,708	12,085
	Related to deposits	149,740	115,957
	Other fees	11,116	6,264
	Other (Note 6.11)	60,597	45,004

		242,161	179,310

Jorge H. Brito
Chairperson

		12/31/2006	12/31/2005

E.	SERVICE-CHARGE EXPENSE
	Fees	11,232	7,219
	Other (Note 6.12)	34,841	22,446

		46,073	29,665

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	210,718	159,722
	Directors’ and statutory auditors’ fees	10,932	12,384
	Other professional fees	29,422	21,342
	Advertising and publicity	24,140	16,977
	Taxes	5,241	4,390
	Other operating expenses (Note 6.13.)	89,616	75,784
	Other	11,718	8,998

		381,787	299,597

	NET INCOME FROM FINANCIAL INTERMEDIATION	161,988	54,256

G.	OTHER INCOME
	Income from long-term investments	326,353	183,930
	Penalty interest	3,128	1,359
	Recovered loans and allowances reversed	89,516	92,407
	CER adjustments	246	191
	Other (Note 6.14)	25,869	30,472

		445,112	308,359

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	24	33
	Charges for other receivables uncollectibility and other allowances	17,160	17,081
	Amortization of differences from amparos	15,687	14,100
	Other (Note 6.15)	77,931	36,382

		110,802	67,596

	NET INCOME BEFORE INCOME TAX	496,298	295,019

I.	INCOME TAX	72,000	32,300

	NET INCOME FOR THE FISCAL YEAR	424,298	262,719

Note: The accompanying notes 1 through 22 and exhibits A through L, N and O are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEARS
ENDED DECEMBER 31, 2006, AND 2005
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	12/31/2006							12/31/2005

	Capital stock	Stock issuance premium	Adjustments to Shareholders’ equity	Earnings reserved		Unappropriated earnings (2)	Total	Total

Changes				Legal	Voluntary

Balances at the beginning of the fiscal year	608,943		4,511	245,302	211	630,607	1,489,574	1,257,302
Distribution of unappropriated earnings, as approved by the Shareholders’ Meeting held on April 28, 2006 and 2005, respectively:
- Legal reserve				52,543		(52,543)
- Cash dividends						(68,395)	(68,395)	(30,447)
Share subscription approved by Shareholders’ Meeting held on September 26, 2005 (1)	75,000	394,500					469,500
Net income for the fiscal year						424,298	424,298	262,719

Balances at the end of fiscal year	683,943	394,500	4,511	297,845	211	933,967	2,314,977	1,489,574

(1) See Note 9.
(2) See Note 20.

Note: The accompanying notes 1 through 22 and exhibits A through L, N and O are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF CASH FLOWS
FOR THE FISCAL YEARS
ENDED DECEMBER 31, 2006, AND 2005
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	12/31/2006	12/31/2005

CHANGES IN CASH
Cash and cash equivalents at the beginning of the fiscal year	684,080	699,709
Increase/(Decrease) in cash and cash equivalents	694,985	(15,629)

Cash and cash equivalents at the end of the fiscal year	1,379,065	684,080

CAUSES OF CHANGES IN CASH
Cash provided by operations
Financial income collected	651,016	523,012
Service-charge income collected	242,167	178,907
Financial expense paid	(250,110)	(180,582)
Service-charge expense paid	(45,669)	(29,803)
Administrative expenses paid	(341,560)	(274,263)

Net cash provided by operating activities	255,844	217,271

Other sources of cash
Net decrease in government and private securities	588,505
Net increase in deposits	875,500	850,457
Net increase in other liabilities from financial intermediation	396,322
Increase in other liabilities, net (1)	451,789	1,865
Capital increase	469,500
Other sources of cash	52,561	37,244

Subtotal	2,834,177	889,566

Total sources of cash	3,090,021	1,106,837

Uses of cash
Net increase in government and private securities		244,920
Net increase in loans	1,084,126	387,758
Net increase in other receivables from financial intermediation	280,999	59,883
Net increase in other assets (2)	880,620	178,330
Net decrease in other liabilities from financial intermediation		194,392
Cash dividends	68,395	30,447
Other uses of cash	80,896	26,736

Total uses of cash	2,395,036	1,122,466

Increase/(Decrease) in cash and cash equivalents	694,985	(15,629)

(1) Including the effect deriving from the issuance of Subordinated Corporate Bonds mentioned in note10.c.1).

(2) Including the effect deriving from the purchase of Banco del Tucumán S.A. and Nuevo Banco Bisel S.A. (see notes 2.6. and 2.7.)

Note: The accompanying notes 1 through 22 and exhibits A through L, N and O are an integral part of these financial statements.

Jorge H. Brito
Chairperson

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

1.	BRIEF HISTORY OF THE BANK

Macro Compañía Financiera S.A. was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro S.A.

Banco Macro S.A.’s shares have been publicly listed on the Buenos Aires Stock Exchange since November 1994 (see also note 9).

As from 1994, Banco Macro S.A.’s target market was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro S.A. started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

On December 19, 2001, Banco Macro S.A. entered into an agreement to acquire 59.58% of the capital stock and 76.17% of the voting rights in Banco Bansud S.A. The acquisition was effective January 4, 2002, when it was approved by the Central Bank of Argentina.

During 2003, the shareholders decided to merge both entities with the strategic purpose of creating a financial institution based throughout Argentina. In December 2003, the merger between Banco Macro S.A. and Banco Bansud S.A. was authorized by the Central Bank of Argentina, and the Bank´s name was changed to Banco Macro Bansud S.A.

On December 22, 2004, Banco Macro Bansud S.A. received 100% of the shares in Nuevo Banco Suquía S.A. awarded in the “Second Public Call for Bids for the Sale of Shares in Nuevo Banco Suquía S.A. owned by Banco de la Nación Argentina and Fundación BNA (Banco de la Nación Argentina)”.

On April 28, 2006, Banco Macro Bansud S.A.’s general regular and special shareholders’ meeting approved the amendment to the Bank´s business name to Banco Macro S.A., the registration of which with the IGJ (Argentine business associations´ regulatory agency) occurred in August 2006.  Therefore, we will refer to it as “Banco Macro S.A.” or “the Bank”.

Since March 24, 2006, Banco Macro Bansud S.A.’s stock is listed on the New York Stock Exchange.

Additionally, during the current fiscal year, Banco Macro S.A. acquired: (i) 79.84% of the capital stock of Banco del Tucumán S.A. (see note 2.6); (ii) 100% (77% directly and 23% indirectly through Nuevo Banco Suquía S.A.) of the common shares of Nuevo Banco Bisel S.A. (see note 2.7); and (iii) 51% of the capital stock of Red Innova Administradora de Fondos de Inversión S.A. (see note 2.8).

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

The Bank currently offers traditional bank products and services to small- and medium-size enterprises and to companies operating in regional economies, as well as to medium- and low-income individuals.

In addition, the Bank performs certain transactions through its subsidiaries, including Nuevo Banco Suquía S.A., Banco del Tucumán S.A., Nuevo Banco Bisel S.A., Sud Bank & Trust Company Limited (an entity organized and existing under the laws of Bahamas), Macro Securities S.A. Sociedad de Bolsa (formerly Sud Valores S.A. Sociedad de Bolsa), Sud Inversiones & Análisis S.A., Macro Fondos S.G.F.C.I. S.A. (formerly Sud Valores S.G.F.C.I. S.A.), Macro Valores S.A. and Red Innova Administradora de Fondos de Inversión S.A.

2.	BANK OPERATIONS

	2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of five years as from January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on November 25, 1999, and on December 28, 2006, the Bank and the Misiones Provincial Government entered into a special-relationship extension agreement, whereby the effective term of the agreement was extended through December 31, 2019, and the prices of the services to be rendered over such effective period were set.

As of December 31, 2006, and 2005, the deposits of the Misiones Provincial Government amounted to 279,507, and 268,057 (including 29,516 and 23,533 related to court deposits), respectively.

	2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of ten years as from March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on February 22, 2005, the Salta Province Ministry of Treasury and Public Works approved an addenda which extended the term of this special-relationship agreement, and its exhibits, extension and additional agreements for the term of ten years as from March 1, 2006 and expiring on March 1, 2016.

As of December 31, 2006, and 2005, the deposits of the Salta Provincial Government amounted to 288,432, and 191,957 (including 53,876 and 45,891 related to court deposits), respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term as from January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

Additionally, on April 29, 2005, such special-relationship agreement was extended through November 4, 2014.

As of December 31, 2006, and 2005, the deposits of the Jujuy Provincial Government amounted to 284,064, and 328,878 (including 32,179 and 35,945 related to court deposits), respectively.

2.4.	Uniones Transitorias de Empresas (joint ventures)

	a)	Banco Macro S.A. - Siemens Itron Business Services S.A.

On April 7, 1998, the Bank entered into a joint venture agreement with Siemens Itron Business Services S.A. (in which each holds a 50% equity interest), whereby a provincial data processing center would be provided to manage tax-related issues, to modernize tax collection systems and procedures in the Province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

As of December 31, 2006, and 2005, the net assets of such joint venture recorded in the Bank’s financial statements through the equity method amounted to 3,515 and 2,424, respectively.

Also, as of December 31, 2006, and 2005, the net income related to the Bank’s interest in such joint venture amounted to 7,713 and 4,185, respectively.

	b)	Banco Macro Bansud S.A. - Montamat & Asociados S.R.L.

On October 22, 2004, the Bank entered into an UTE (joint venture) agreement with Montamat & Asociados S.R.L under the name “BMB M&A – Unión Transitoria de Empresas”, in which each holds a 50% equity interest.  The purpose of such agreement is to render audit services related to oil and gas royalties and fiscal easements in the province of Salta to optimize tax collection in such province.

As of December 31, 2006, and 2005, the net assets of such joint venture recorded in the Bank’s financial statements using the equity method amounted to 1,150 and 1,153, respectively.

Also, as of December 31, 2006, the loss recorded by the Bank for its interest in such joint venture amounts to 9.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

2.5.	Banco Empresario de Tucumán Cooperativo Limitado

On November 11, 2005, through Resolution No. 345, the Central Bank’s Board of Governors notified the Bank of the authorization to transfer certain excluded assets and liabilities of Banco Empresario de Tucumán Cooperativo Limitado under the provisions of section 35 bis (II), Financial Institutions Law.

Therefore, with respect to such transaction, the Bank recorded assets and liabilities amounting to 101,787 and 158,287, respectively, which were offset with a 56,500 cash contribution made by Seguro de Depósitos S.A. (SEDESA).  Consequently, such transaction did not have any significant effects on the Bank’s shareholders’ equity.

2.6.	Banco del Tucumán S.A.

Pursuant to the Bank’s strategy to increase its market position in the interior of Argentina, on November 24, 2005, the Bank signed a stock purchase agreement with Banco Comafi S.A. for 75% of the capital stock and voting rights of Banco del Tucumán S.A.

On March 6, 2006, the Central Bank´s Board of Governors issued Resolution No. 50, whereby, among other issues, it resolved that:  (i) it had no objections to the transfer of shares representing 75% of Banco del Tucumán S.A.’s capital stock to the Bank, (ii) it authorized the Bank to own 75% of the capital stock of Banco del Tucumán S.A., and (iii) it had not objections to certain Bank’s Directors also holding the office of Directors of Banco del Tucumán S.A.

On April 7, 2006, the Technical Coordination Department of the Economy and Production Ministry, in agreement with the opinion issued by the CNDC (anti-trust authorities) on March 23, 2006, authorized the Bank to acquire 75% of the capital stock of Banco del Tucumán S.A.

On May 5, 2006, the Bank perfected the acquisition of 164,850 class “A” shares in Banco del Tucumán S.A., representing 75% of its capital stock, and on the same date took control over such institution.

The Bank paid 45,961 in cash for the acquisition. In addition, the Bank shall pay over to Banco Comafi S.A. 75% of the amounts to be recovered in the ten years following the date of the abovementioned agreement related to consumer loan portfolio currently fully provisioned. As of the date of acquisition, such liabilities amounted to about 1,662. Consequently, the total acquisition price amounted to 47,623.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

As of the date of acquisition (May 5, 2006), the assets and liabilities of Banco del Tucumán S.A. amounted to 700,612 and 660,547, respectively; therefore, shareholders’ equity amounted to 40,065.

Therefore, the Bank booked a positive goodwill amounting to 17,574, which arises from the difference between the total acquisition price (47,623) and 75% of Banco del Tucumán S.A.’s shareholders’ equity as of such date (30,049). The goodwill will be amortized using the straight line method over ten years pursuant to Central Bank rules.

Additionally, from September through December 2006, Banco Macro S.A. acquired Class “C” shares in Banco del Tucumán S.A., representing 4.84% of the capital stock, which gave rise to an additional positive goodwill of 668.  Thus, the total equity interest as of December 31, 2006, amounted to 79.84%.

On November 28, 2006, the general regular and special shareholders’ meeting of Banco del Tucumán S.A. approved a capital increase of 21,980, establishing an additional paid-in capital of 26,171. In January 2007, Banco Macro S.A. subscribed the total increase and, therefore, as of the date of issuance of these financial statements, the Bank’s total equity interest increased to 89.92%.

Additionally, according to the service agreement signed on August 15, 2001, Banco del Tucumán S.A. will act as the exclusive financial agent of the Provincial Government until 2011.  It also acts as the exclusive financial agent of the Municipality of San Miguel de Tucumán.

2.7.	Nuevo Banco Bisel S.A.

On May 9, 2006, Banco de la Nación Argentina and Fundación Banco de la Nación Argentina (sellers), and Banco Macro S.A. and Nuevo Banco Suquía S.A. (buyers), signed a stock purchase agreement, whereby the buyers acquired 77% and 23%, respectively, of the voting common shares in Nuevo Banco Bisel S.A. It should be noted that Nuevo Banco Bisel S.A. holds 66,240,000 preferred shares, with face value and book value of Ps. 1 each, without voting rights, with an equity preference consisting of the right to an mandatory annual cumulative fixed dividend of 1% of the face value of preferred shares. These shares are owned by SEDESA (see note 11.a)).

On August 3, 2006, the Central Bank’s Board of Governors issued Resolution No. 175, whereby it decided, among other matters, not to make any objections to: (i) the transfer of 100% of the common shares in Nuevo Banco Bisel S.A. to the Bank and Nuevo Banco Suquía S.A.; or (ii) the payment by the two of them of a capital increase in the amount of 830,000 (639,100 and 190,900, respectively), under the terms of the agreement signed on May 9, 2006.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

On August 11, 2006, the Bank and Nuevo Banco Suquía S.A. paid in cash the abovementioned capital increase in Nuevo Banco Bisel S.A., thus taking control of such bank as from such date.

As of the date of acquisition of Nuevo Banco Bisel S.A., assets and liabilities amounted to 1,824,644 and 1,804,534, respectively; therefore, shareholders’ equity amounted to 20,110.

As a result of the acquisition, the Bank and its subsidiary, Nuevo Banco Suquía S.A., booked a total positive goodwill, included in the consolidated financial statements, amounting to 66,042 (50,852 and 15,190, respectively), which arises from the difference between the total price paid (19,509) for the total shares of common stock (92.73% of the total capital stock) and the negative shareholders’ equity of such bank as of the acquisition date (-46,533), after deducting SEDESA’s preferred shares as of such date (66,643). Such positive goodwill will be amortized in ten years pursuant to Central Bank rules.

Additionally, the Bank and Nuevo Banco Suquía S.A., and SEDESA entered into the call and put options agreement described in note 11.a).

On September 4, 2006, the Domestic Trade Department of the Ministry of Economy and Production, following the same terms of the opinion issued by the Federal Anti-Trust Board on August 11, 2006, authorized the Bank and Nuevo Banco Suquía S.A. to acquire 92.73% of the capital stock of Nuevo Banco Bisel S.A.

	2.8.	Red Innova Administradora de Fondos de Inversión S.A.

On September 13, 2006, the Bank acquired 51% of the capital stock and voting rights of a company based in Uruguay called Red Innova Administradora de Fondos de Inversión S.A. (Red Innova), paying 229.

On September 20, 2006, Red Innova obtained the authorization from the Central Bank of Uruguay to operate financial trusts.

3.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements, which are taken from the Bank’s books of account, are stated in thousands of Argentine pesos and have been prepared in accordance with Central Bank rules.

The preparation of financial statements requires the Bank to make, in certain cases, estimates to determine the book values of assets and liabilities, as well as the disclosure thereof, as of each date of accounting information filing.

The Bank’s records are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the final amount may differ from such estimates, which may have a positive or negative impact on future years.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

3.1.	Comparative information

As required by Central Bank Communiqué “A” 4,265, the financial statements for the current fiscal year are presented comparatively with those of the prior fiscal year.

3.2.	Restatement into constant pesos

Professional accounting standards establish that the financial statements should be stated in constant pesos. Within a monetary stability context, the nominal currency is used as constant currency; however, during inflationary or deflationary periods, financial statements are required to be stated in constant currency as of the related date, recognizing the variations in the domestic wholesale price index (domestic WPI) published by the INDEC (Argentine Institute of Statistics and Censuses), in conformity with the restatement method under FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 6.

The Bank’s financial statements recognize the changes in the peso purchasing power until February 28, 2003, under Presidential Decree No. 664/03, IGJ (Argentine business associations regulatory agency) General Resolution No. 4/2003, CNV (Argentine Securities Commission) General Resolution No. 441, and Central Bank Communiqué “A” 3,921.  Professional accounting standards provide that the restatement method established by Technical Resolution No. 6 should have been discontinued as from October 1, 2003.

3.3.	Valuation methods

The main valuation methods used to prepare these financial statements as of December 31, 2006, and 2005, were:

	a)	Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at Central Bank benchmark US dollar exchange rate effective as of the closing date of transactions on the last business day of each year. Additionally, assets and liabilities denominated in other foreign currencies were translated at the exchange rate communicated by the Central Bank´s dealing room. Foreign exchange differences were recorded in the statement of income for each year.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

b)	Government and private securities:

	b.1)	Government securities:

		–	Listed:

i.

Holdings in investment accounts – Compensation received from the Federal Government: including Argentine Government Bonds in pesos maturing in 2007 (received as a result of the transfer of certain excluded assets and liabilities from Banco Empresario de Tucumán Cooperativo Limitado, as described in note 2.5) and Argentine Government Bonds in US dollars at LIBOR maturing in 2012 (received as compensation), which as of December 31, 2005, are valued at face value plus interest accrued according to issuance conditions, translated into pesos, where applicable, following the method described in note 3.3.a), as established in Central Bank Communiqué “A” 3,785.

ii.

Holdings for trading or financial intermediation: they were valued at the quoted price of each security effective on the last business day of each year, net of the necessary estimated sale expenses. Differences in quoted market values were recorded in the statement of income for each year.

		–	Unlisted:

Secured Bonds under Presidential Decree No. 1,579/02 and bonds issued by the Municipality of Bahía Blanca at 13.75%, secured by municipal resources: as of December 31, 2005, they were valued as established by Central Bank Communiqué “A” 3,911, as supplemented, as explained in note 3.3.c).

		–	Instruments issued by the Central Bank:

i.

Listed - LEBAC (Central Bank bills) - Managed portfolio and under repo transactions: they were valued at the quoted price of each security effective on the last business day of each year. Differences in quoted market values were recorded in the statement of income for each year.

ii.

Unlisted - LEBAC (Central Bank bills) - Managed portfolio: as of December 31, 2005, they were valued as provided by Central Bank Communiqué “A” 4,414, i.e. at their cost value increased by their internal rate of return. Accrued interest was recorded in the statement of income for such year.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

iii.

Listed - NOBAC (Central Bank notes) - Managed portfolio and under repo transactions: they were valued at the quoted price of each security effective on the last business day of each year. Differences in quoted market values were recorded in the statement of income for each year.

	b.2)	Private securities:

i.

Corporate bonds, financial trust debt securities, and shares: they were valued at the quoted price of each security effective on the last business day of each year (net of the estimated sale expenses). Differences in quoted market values were recorded in the statement of income for each year.

ii.

Certificates of participation in financial trusts: as of December 31, 2005, the holdings in Macropersonal V were valued according to their acquisition cost, plus income accrued until such date.  In addition, the necessary allowances were set, pursuant to Central Bank Communiqué “A” 2,729, as supplemented.  Such net value does not exceed that arising from the shareholders’ equity of the respective trust’s financial statements, considering the Bank’s holdings.

c)	Assets included in the provisions of Central Bank Communiqué “A” 3,911, as supplemented:

They include: (i) Guaranteed Loans under Presidential Decree No. 1,387/01; (ii) assistance granted to the non-financial provincial government sector; and (iii) other assistance granted to the non-financial government sector and, in addition, as of December 31, 2005, they include Secured Bonds under Presidential Decree No. 1,579/02 and bonds issued by the Municipality of Bahía Blanca at 13.75%, secured by municipal resources.

The assets mentioned in the previous paragraph were valued at the lower of their present values or technical values, as established by Central Bank Communiqué “A” 3,911, as supplemented. If such lower value exceeds the notional value (as defined in point 4 of Communiqué “A” 3,911), the difference is debited from the asset account and the credit is recorded in an asset offset account. If, instead, such lower value is also lower than the notional value, the difference is recorded as a loss in the income statement and the offsetting credit is recorded in the asset account.

The amounts recorded in the asset offset accounts are adjusted every month based on the values calculated according to Communiqué “A” 3,911.

For purposes of determination of the present value, in the case of instruments in pesos which include indexation clauses, the cash flows according to the contractual conditions fixed in each case for the financial assistance described above (contemplating, if applicable, the accumulated CER, benchmark stabilization coefficient, by month-end) were discounted at the interest rates that were established in the schedule included in point 2 of such communiqué. Such calculations were made following specific guidelines established in such communiqué (present value rate, effects determined for the aggregate securities and guaranteed loans, among others).

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

In the case of instruments denominated in Argentine pesos and not comprising adjustment clauses, Communiqué “A” 4,163 established the methodology to calculate such present values.

d)	Loans and Other Assets receivable from the Non-financial Government Sector:

They were valued as established by Central Bank Communiqué “A” 3,911, as supplemented, as explained in note 3.3.c).

e)	Interest accrual:

Interest has been accrued according to a compound interest formula in the period in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

The Bank suspends the interest accrual whenever loan payments are not settled (generally, after 90 days) or when the recoverability of the collection of principal or interest accrued is doubtful. Accrued interest is considered a part of the loan balance when determining the allowances for loan losses. Afterwards, interest is only recognized on a cash basis.

f)	CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

	f.1)	Guaranteed Loans: as explained in note 3.3.c).

f.2)

Other loans and receivables from sale of assets: they were adjusted according to Communiqué “A” 3,507, and supplementary regulations, which established that payments made until September 30, 2002, were to be made under the original conditions of each transaction and would be considered prepayments. As from February 3, 2002, principal was adjusted by CER until each year-end, as the case may be.

	f.3)	Deposits and other assets and liabilities: The CER as of the last business day of each year was applied.

g)	Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank’s credit portfolio, which results from the evaluation of the degree of debtors’ compliance and the guarantee/security supporting the respective transactions, under Central Bank Communiqué “A” 2,950, as supplemented.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

When loans covered by specific allowances are settled or generate a reversal of the allowances recorded in the current year, and in cases where the allowances set in prior years exceed what is considered necessary, the excess allowance is reversed with effects on income for the current year.

The recovery of receivables previously classified under “Debit-balance control memorandum accounts - Receivables classified as irrecoverable” are charged directly to income.

The Bank assesses the credit risk related to possible commitments and determines the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts – possible commitments are included under “Provisions”.

h)	Loans and deposits of government securities:

They were valued at the quoted price of each security effective on the last business day of each year, plus the related accrued interest. Differences in quoted market values were recorded in the statement of income for each year.

i)	Other receivables from financial intermediation and Other liabilities from financial intermediation:

	i.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

The amounts payable for spot and forward purchases pending settlement and the amounts receivable from spot and forward sales pending settlement were valued based on the prices agreed upon for each transaction, plus related premiums accrued through each year-end.

	i.2)	Securities and foreign currency to be received from spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

They were valued at the effective quoted prices for each of them on the last business day of each year. Differences in quoted market values were recorded in the statement of income for each year.

	i.3)	Debt securities and certificates of participation in financial trusts:

		i.	Debt securities: they were valued as provided by Central Bank Communiqué “A” 4,414, i.e. at their cost value increased by their internal rate of return.

		ii.	Certificates of participation: they were valued at face value increased, as the case may be, by interest accrued and CER until the last business day of each year, respectively.

The amounts recorded in the Bank’s consolidated financial statements with its subsidiaries for certificates of participation and debt securities held in financial trusts, net of allowances, amounted to:

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

Financial trust	12/31/2006	12/31/2005

Certificates of participation:
Tucumán (a)	145,223	63,269
Luján (a)	43,530	42,571
TST & AF (a) y (d)	32,741	32,336
San Isidro (a)	16,782	16,782
Godoy Cruz (c)	11,055
Puerto Madero (a)		12,733
Confibono (c)		2,825
Other (e)	33,184	3,310

Total certificates of participation:	282,515	173,826

Debt securities:
BG (b)	50,401	82,357
Onext (a)	14,020	16,648
Tarjeta Shopping (c)	13,571	8,707
Tarjeta Privada (c)		16,783
Other (f)	12,141	205

Total debt securities:	90,133	124,700

Total	372,648	298,526

(a)	See note 9 to the consolidated financial statements.

(b)

On December 20, 2005, Banco Galicia y Buenos Aires S.A., in its capacity as trustor, entered into an agreement with Equity Trust Company (Argentina) S.A., in its capacity as trustee, whereby the BG trust was created. Such trust’s purpose is to collect certain receivables transferred by the trustor and, with the related proceeds, settle payables and certificates of participation issued (see also note 11.b)).

(c)

Related to provisional certificates of participation in the different series of financial trusts entered into by the Bank under underwriting agreement. Through those agreements, the Bank prepays the price for the placement of provisional certificates to the trustor. Once final certificates are issued and placed in the market, the Bank recovers the reimbursements plus the amount equal to the rate agreed upon.

(d)	Related to holdings booked by the subsidiary Sud Bank and Trust Co. Ltd.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

		(e)	As of December 31, 2006, it includes holdings held by the subsidiaries Banco del Tucumán S.A. and Nuevo Banco Bisel S.A. for an amount of 2,834 and 27,041, respectively.

		(f)	As of December 31, 2006, it includes holdings held by the subsidiaries Banco del Tucumán S.A. and Nuevo Banco Bisel S.A. for an amount of 424 and 6,169, respectively.

	i.4)	Unlisted corporate bonds:

They were valued by increasing the value of holdings based on their internal rate of return, as provided by Central Bank Communiqué “A” 4,414 and supplementary regulations.

j)	Assets subject to financial leases:

They were valued at cost, less the related accumulated depreciation, determined on the basis of the original value of the assets; less the present value of amounts yet to accrue, calculated in accordance with the conditions agreed upon in the respective agreements, applying the interest rate imputed therein.

k)	Investments in other companies:

	k.1)	In controlled financial institutions, supplementary and authorized activities: they were valued by the equity method.

	k.2)	In non-controlled financial institutions, supplementary and authorized activities:

		i.	In Argentine pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in note 3.2.

ii.

In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into pesos in accordance with the criterion stated in note 1 to the consolidated financial statements.

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

k.3)

In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in note 3.2., net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

l)	Other receivables – Argentine Government Bonds receivable:

As of December 31, 2005, the Bank carried in assets vested subscription rights to Federal Government Bonds denominated in US dollars, LIBOR 2013, for an amount of 5,193.

Such subscription rights were valued considering the quoted prices of the securities of reference as of those dates.

m)	Bank premises and equipment and other assets:

They were valued at their acquisition or cost, restated as explained in note 3.2., less the related accumulated depreciation calculated in proportion to their estimated months of useful life.

n)	Intangible assets:

n.1)

Goodwill and organization and development costs (except differences due to court orders – Non-deductible for the determination of the computable equity): they were valued at their cost, restated as explained in note 3.2., less the related accumulated amortization, calculated under the straight line method over their estimated months of useful life.

n.2)

Differences due to court orders (amparos) – Non-deductible for the determination of the computable equity: as of December 31, 2006, and 2005, the “Intangible Assets – Organization and development costs” account includes 54,428 (net of amortization for 47,700) and 42,632 (net of amortization for 32,013), respectively. These assets represent: (i) the difference between the amount of the original foreign currency translated at the exchange rate applied upon payment of the recursos de amparo (constitutional rights protection actions), and the amount recorded under Central Bank rules effective (convert into Argentine pesos at the Ps. 1.4 to USD 1 exchange rate, or its equivalent in other currencies, plus CER) and (ii) the estimates based on the Argentine Supreme Court’s decision dated December 27, 2006 (see Note 19.). Additionally, and as disclosed in Central Bank Communiqué “A” 3,916, since April 2003 the sums related to the amounts paid have been amortized straight line in 60 monthly installments.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

o)	Valuation of derivatives:

	o.1)	Put options taken: They were valued at the agreed-upon exercise price for the year (see note 11.b)).

o.2)

Put options sold on Boden 2007, 2012 and 2013 coupons: Such options were valued at the exchange value of the bonds plus interest and the CER adjustment accrued on the last business day of each year (see note 11.c)).

	o.3)	Call options sold: Such options were valued at the agreed-upon exercise price since, as of such dates, the securities traded had no habitual and representative quoted price (see note 11.b)).

	o.4)	Call options taken and put options sold on preferred shares of Nuevo Banco Bisel S.A.: they were valued at their exercise price (see note 11.a)).

o.5)

Forward transactions offset: As of December 31, 2006, and 2005, the Bank recorded in memorandum accounts the amounts representing forward sales of foreign currency, without delivery of the traded underlying asset. Additionally, as of December 31, 2005, the Bank recorded the amounts representing forward purchases of foreign currency, without delivery of the traded underlying asset. Such transactions were valued at the quoted price of those assets, effective on the last business day of each year, and quoted price differences were recorded in the statement of income for each year.

p)	Severance payments:

The Bank charges these payments directly to income.

q)	Provisions included in liabilities:

The acquisition of Banco Bansud S.A. by the Bank gave rise to negative goodwill of 365,560, which is the effect of the difference between the purchase price and the interest under the equity method.

On July 24, 2003, the Central Bank issued Communiqué “A” 3,984, which established the methods for disclosure and amortization of negative goodwill, as well as the treatment thereof in the merger process. Such amortization methods depend on the reasons which originated such negative goodwill and are summarized below:

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

	–	For differences between book and fair values of government securities and Guaranteed Loans over the period of convergence of these values.

	–	For differences between book and fair values of the loan portfolio over their effective terms.

	–	For expected future losses, upon occurrence thereof.

	–	For differences between book and fair values of non-monetary assets, during the depreciation term of these assets.

The amount amortized for a fiscal year may not exceed the one that should have been appropriate if it had been amortized on a straight-line basis over 60 months.

As of December 31, 2005, the referred goodwill is disclosed under the account “Provisions” in liabilities in the aggregate amounts of 73,112, net of accumulated amortization. Such goodwill was fully amortized as of December 31, 2006.  As of December 31, 2006, and 2005, the Bank amortized such goodwill, charging it to “Other Income – Recovered loans and allowances reversed” in the amount of 73,112, and applying proportionally the cap of 20% per annum established in such communiqué.

In addition, as of such dates, the “Provisions” account in the Bank’s consolidated financial statements includes a negative goodwill in the amount of 483 related to the acquisition of Nuevo Banco Suquía S.A., from the difference between the purchase price and the book value of the net assets acquired applying Central Bank´s rules.

In addition, the Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. The Bank records liabilities whenever it is probable that future costs will be incurred and whenever such costs may be fairly estimated.

r)	Shareholders’ equity accounts:

They are restated as explained in note 3.2., except for the “Capital Stock” account which has been kept at its original value. The adjustment resulting from its restatement as explained in note 3.2. was included in the “Adjustments to Shareholders’ Equity” account.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

s)	Statement-of-income accounts:

s.1)

The accounts comprising monetary transactions occurred in the fiscal years ended December 31, 2006, and 2005 (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

s.2)

Accounts reflecting the effects on income from the sale, retirement or consumption of non-monetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in note 3.2.

	s.3)	The income (loss) from equity interests in subsidiaries were computed on the basis of such companies’ income (loss).

4.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each period, without considering the effect of temporary differences between book and taxable income.

In fiscal year 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. This tax is supplementary to income tax because, while the latter is levied on taxable income for the year, minimum presumed income tax is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets.  Therefore, the Bank’s tax obligation will be equal to the higher of the two taxes. In the case of institutions governed by Financial Institutions Law, the above law provides that they shall consider as taxable income 20% of their assets subject to tax after deducting those assets defined as non-computable. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As of December 31, 2006, and 2005, the Bank estimated that accrued income tax amounted to 72,000 and 32,300, respectively; hence, no minimum presumed income tax should be assessed.

In addition, as of December 31, 2006, the Bank made income tax prepayments for 8,793 for the current 2006 tax year, which were recorded in the “Other receivables” account.

As of December 31, 2006, and 2005, the Bank capitalized 24,372 and 42,723, respectively, for minimum presumed income tax credit. Such credit is considered as an asset because the Bank estimated that it will be used within 10 years, as established by Central Bank Communiqué “A” 4,295, as supplemented.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

The following is a detail of such tax credit as of December 31, 2006, indicating the year of origin and the estimated year to use it:

Year of origin	Tax credit capitalized	Estimated tax year to use it

2002	5,958	2006
2003	8,480	2006
2004	9,934	2006

Total	24,372

For its part, the subsidiary bank Nuevo Banco Suquía S.A., did not accrue income tax as of December 31, 2006, and 2005, because it carried NOLs. As of December 31, 2006, the NOL (net of the estimated utilization for 2006) amounted to about 55,629. In addition, as of such dates, the accumulated minimum presumed income tax capitalized in the “Other receivables” account amounted to 16,578 and 10,813, respectively (the maximum estimated year of use of which is 2009).  In addition, Nuevo Banco Suquía S.A. accrued minimum presumed income tax for an amount of 6,694, out of which it prepaid 3,633.

As of December 31, 2006, Banco del Tucumán S.A. estimated income tax payable of 3,000. In addition, such bank capitalized an amount of 6,830 for minimum presumed income tax (the maximum estimated year of use of which is 2008) and minimum presumed income tax prepayments for 2006, amounting to 129.

As of December 31, 2006, Nuevo Banco Bisel S.A. did not accrue income tax because it carried a NOL as of such date, amounting to about 306,491. In addition, such bank capitalized an amount of 16,063 for minimum presumed income tax and minimum presumed income tax prepayments for 2006, amounting to 2,427. Such assets are reserved.

Regarding the taxation of income from the conversion into pesos and the CER application for Guaranteed Loans, due to different interpretations, on August 14, 2006, the Federal Executive issued Presidential Decree No. 1,035/06, published in the Official Bulletin on August 16, 2006, which defined such treatment. Due to such regulation and as established by AFIP (Federal Public Revenue Agency) General Resolution No. 2,165/06, on December 26, 2006, the Bank communicated the option to account for such results under the accrued and due and payable method (devengado exigible). Accordingly, the Bank and its subsidiaries accrued in the income tax the effects deriving from the conversion into pesos and the CER application for Guaranteed Loans.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

5.	DIFFERENCES BETWEEN CENTRAL BANK RULES AND THE APPLICABLE PROFESSIONAL ACCOUNTING STANDARDS

In August 2005, the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires) approved Resolution CD No 93/05, whereby it introduced a series of changes in its professional accounting standards, as a result of the agreement reached with the FACPCE (Argentine Federation of Professional Councils in Economic Sciences) to unify Argentine professional accounting standards. Such changes involve the adoption of the technical resolutions and interpretations issued by the FACPCE’s governing board through April 1, 2005.  Such resolution became generally effective in the City of Buenos Aires for fiscal years beginning as from January 1, 2006, and it provides transition rules that defer the effective term of certain changes to the years beginning as from January 1, 2008.

Also, through Resolution C.D. 42/2006, the CPCECABA approved Technical Resolution No. 23, effective for annual or interim-period financial statements for fiscal years beginning July 1, 2006, and its early adoption is permitted.  In turn, the CNV adopted such resolution through General Resolution No. 494, which is applicable to fiscal years beginning April 1, 2007, and its early adoption is also permitted.

These professional accounting standards differ, in certain valuation and disclosure aspects, from Central Bank accounting standards.  The differences between those standards, which the Bank identified and deemed significant with respect to these financial statements (based on the quantification thereof or any other estimate made, whenever the quantification was not possible), are as follows:

5.1.	Valuation standards

a)

Holdings of government securities and loans to the non-financial government sector: they are valued in accordance with regulations and standards issued by the Argentine Government and the Central Bank.  In particular, Central Bank Communiqué “A” 3,911, as supplemented, establishes present value methods by applying regulated discount rates, technical values and undiscounted cash flows, as detailed in notes 3.3.b.1) and 3.3.d). Additionally, effective loan-loss provisioning regulations issued by the Central Bank establish that receivables from the non-financial government sector are not subject to loan-loss provisioning, whereas professional accounting standards require receivables to be compared with their recoverable value when financial statements are prepared.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

The Bank’s particular situation is as follows:

Government securities:

1)

Holdings in investment accounts: as of December 31, 2005, the Bank recorded in “Government securities – Holdings in investment accounts” and “Other receivables from financial intermediation – Securities and foreign currency to be received from spot and forward purchases pending settlement” the securities received for the compensation established by Presidential Decree No. 905/02 in the aggregate amount of 187,660. According to professional accounting standards, such assets should be stated at market value. As of such date, the quoted price of the securities received in compensation amounted to 167,284.

During the current fiscal year, the Bank valued the government securities received pursuant to the abovementioned compensation at their quoted prices. The difference between the quoted prices and the book values of such holdings at the end of 2005 fiscal year should have been charged against an adjustment to prior-year income.

2)

Unlisted: as of December 31, 2005, the Bank recorded in “Unlisted government securities” at stand-alone and consolidated levels, 36,434 and 199,070, respectively, related to Argentine Government secured bonds deriving from the exchange set forth by Presidential Decree No. 1,579/2002 and other unlisted Government securities held. According to professional accounting standards, such assets should be stated at market value. As of such date, the quoted price of those bonds amounted to 34,433 and 189,845, respectively.

During this year, the Bank valued the securities received from such exchange at their quoted prices, as established by Central Bank Communiqué “A” 4,084.  The difference between the quoted prices and the book values of such holdings at beginning of year should have been recorded against an adjustment to prior-year income.

During this year, in the cases mentioned in points a.1) and a.2), the Bank valued such securities at their quoted prices mainly because such holdings have been earmarked for covering the settlement of net liabilities in the same securities.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

Loans to the non-financial government sector:

3)

Guaranteed loans: as of December 31, 2006, and 2005, the Bank charged “Argentine Government Guaranteed Loans” deriving from the exchange set forth by Presidential Decree No. 1,387/01 under “Loans to the non-financial government sector” for a total net amount at stand-alone level of 360,005 and 399,266, respectively, and 771,465 and 641,801, at consolidated level, respectively. According to professional accounting standards, such assets should be stated at market value. According to this valuation method, the value of these instruments as of such dates amounted to 361,142 and 394,678, at stand-alone level, respectively, and 772,756 and 635,477, at consolidated level, respectively.

b)

Intangible assets: As of December 31, 2006, and 2005, the Bank had capitalized the foreign exchange differences mentioned in note 3.3.n.2) related to the reimbursement in original currency of certain deposits switched into pesos under “Intangible Assets” for 54,428 and 42,632, at stand-alone level, respectively, and 74,745 and 42,632 in consolidated financial statements, respectively, net of the related amortization amounts.  This accounting treatment differs from the valuation methods established by professional accounting standards, which require such assets to be recorded to their recoverable value. As of the date of the accompanying financial statements, the existing evidence does not support that the book value of such asset is fully or partially recoverable.

c)

Income tax: The Bank and its subsidiaries record income tax by applying the effective rate to the estimated taxable income without considering the effect of temporary differences between book and taxable income. In accordance with professional accounting standards, income tax should be recognized through the deferred tax method, which consists in recognizing (as receivable or payable) the tax effect of temporary differences between the book and tax valuation of assets and liabilities, and in subsequently charging them to income in the years when such differences are reversed, considering the possible effects of utilizing net operating losses (NOLs) in the future. As of the issuance date of these financial statements, the quantification of the effects resulting from the deferred tax method application to recognize income tax charges for the current year has not been concluded.  However, Bank Management and its tax advisors estimate that they may be significant.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

d)

As mentioned in note 3.3.q), the acquisition of Banco Bansud S.A. by the Bank gave rise to an original recording of negative goodwill of 365,560, which is the effect of the difference between the purchase price and the interest acquired valued by the equity method, in accordance with Central Bank accounting standards.  Later, as mentioned in the referred note, as a result of the issuance of Central Bank Communiqué “A” 3,984, the Bank retroactively applied the valuation and disclosure standards established in such communiqué and reversed to date 100% of the aggregate amount of such goodwill (the maximum amortization allowed per annum is 20%). The abovementioned goodwill gave rise to gains on inflation exposure through February 28, 2003.

In addition, the acquisition of Nuevo Banco Suquía S.A. by the Bank resulted in negative goodwill amounting to 483, which is the effect of the difference between the purchase price and the book value of the net assets acquired under Central Bank rules.

Under professional accounting standards effective in the City of Buenos Aires, Argentina, when the purchase price is lower than the fair value of the related identifiable assets, any unallocated differences between the price and such fair value shall be either considered as a gain for the period or deferred (as negative goodwill) and subsequently amortized, as appropriate on the basis of the specific circumstances of the transaction that originated such differences.

In addition, as detailed in notes 2.6. and 2.7., the acquisition of Banco del Tucumán S.A. by Banco Macro S.A. and the acquisition of Nuevo Banco Bisel S.A. by Banco Macro S.A. and Nuevo Banco Suquía S.A., respectively, gave rise to recording the related positive goodwill for an amount of 18,242 and 66,042 (50,852 by the Bank and 15,190 by Nuevo Banco Suquía S.A., in the case of the positive goodwill deriving from the acquisition of Nuevo Banco Bisel S.A.), respectively, resulting from the difference between the purchase price of each investment and the book value of the underlying equity acquired. Based on Central Bank rules, the Bank and Nuevo Banco Suquía S.A. amortize such positive goodwill through the straight-line method based on an estimate ten-year useful life.

Under professional accounting standards effective in the City of Buenos Aires, Argentina, when the purchase price of an investment is higher than the fair value of the related identifiable net assets, a positive goodwill will be recognized and it will be (i) amortized systematically throughout the estimated useful life and (ii) compared to its recoverable value as of each year-end.

5.2.	Disclosure aspects

a)

The Bank has not presented a statement of cash flows broken down into operating, investing, and financing activities, or disclosing interest, dividends, or taxes for the amounts actually collected or paid.

	b)	The Bank has not presented the information on earnings per share, certain information about related parties or other reporting requirements for non-banking institutions.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

c)

The Bank has recorded under “Intangible assets” receivables related to compliance with court-orders issued with respect to constitutional rights protection actions for the enforcement of rights. According to professional accounting standards and in the understanding that the payments made are recoverable, such amounts should have been allocated to “Other receivables”.

6.	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income is as follows:

		12/31/2006	12/31/2005

6.1)	Loans - Other

	Other loans	387,448	397,858
	Export financing and prefinancing	269,002	84,166
	Receivables secured by notes	1,660	791
	Government securities		68,974

		658,110	551,789

6.2)	Other receivables from financial intermediation – Other receivables not covered by debtors classification standards

	Certificates of participation in financial trusts	220,953	142,544
	Debt securities in financial trusts	83,540	124,700
	Unaccrued premiums on repurchase agreements	1,589	7,614
	Other	47

		306,129	274,858

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

		12/31/2006	12/31/2005

6.3)	Other receivables - Other

	Sundry receivables	50,992	48,044
	Advance payments	16,249	14,517
	Tax prepayments	14,896	9,763
	Security deposits	14,682	9,379
	Federal Government Bonds receivable (note 3.3.l))		5,193
	Other	357	634

		97,176	87,530

6.4)	Deposits - Other

	Balances of accounts without movements	76,327	85,330
	Special deposits for foreign funds	14,002
	Unemployment fund for workers of the building industry	12,334	7,450
	Security deposits	1,295	934
	Orders payable	943	632
	Rescheduled deposits to be exchanged for government securities		3,241
	Other	29,389	29,626

		134,290	127,213

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

		12/31/2006	12/31/2005

6.5)	Other liabilities from financial intermediation - Other

	Purchase financing payables	32,838	24,144
	Collections and other transactions on account and behalf of others	27,942	19,068
	Other withholdings and additional withholdings	22,995	15,603
	Other payment orders pending settlement	17,323	21,194
	Miscellaneous not subject to minimum cash requirements	16,641	10,406
	Retirement pension payment orders pending settlement	9,444	4,395
	Miscellaneous subject to minimum cash requirements	2,509	1,556
	Miscellaneous	11,161	7,198

		140,853	103,564

6.6)	Other liabilities - Other

	Taxes payable	81,851	37,197
	Miscellaneous payables	20,971	15,283
	Salaries and payroll taxes payable	15,819	11,266
	Prepayment for the sale of assets	4,193	5,297
	Withholdings on salaries to be paid over	2,376	2,840

		125,210	71,883

6.7)	Memorandum accounts – Debit-balance accounts – Control – Other

	Items in custody	2,548,379	1,633,884
	Managed portfolios	415,729	355,135
	Checks to be debited	56,191	28,930
	Checks to be collected	46,840	58,150
	Other	117,648	25,500

		3,184,787	2,101,599

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

		12/31/2006	12/31/2005

6.8)	Financial income – Net income from government and private securities

	Income from government securities	97,635	101,354
	Income from certificates of participation in financial trusts	30,680	17,522
	Other	18,198	4,707

		146,513	123,583

6.9)	Financial income – Other

	Foreign currency exchange difference	22,769	19,956
	Income from assets subject to financial lease	19,280	13,404
	Premiums from repurchase agreements with the financial sector	13,214	9,857
	Interest on loans for export prefinancing and financing	10,091	761
	Premiums on other reverse repurchase agreements	1,739	1,377
	Income from other receivables from financial intermediation		5,698
	Other	1,767	50

		68,860	51,103

6.10)	Financial expense – Other

	Turnover tax	18,726	8,845
	Premiums from repurchase agreements with the financial sector	13,641	8,315
	Contribution to the deposit guarantee fund	7,165	6,462
	Valuation allowance of loans to the government sector – Central Bank Communiqué “A” 3,911	4,029	11,545
	Other	772	1,997

		44,333	37,164

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

		12/31/2006	12/31/2005

6.11)	Service-charge income - Other

	Debit and credit card income	38,641	28,577
	Rental of safe deposit boxes	3,459	2,926
	Other	18,497	13,501

		60,597	45,004

6.12)	Service-charge expense - Other

	Debit and credit card expense	18,309	10,904
	Turnover tax	9,210	6,961
	Other	7,322	4,581

		34,841	22,446

6.13)	Administrative expenses – Other operating expenses

	Depreciation of bank premises and equipment	19,856	15,726
	Maintenance, conservation and repair expenses	16,415	12,443
	Security services	14,129	11,278
	Electric power and communications	11,794	10,895
	Amortization of organization and development costs	11,328	12,068
	Leases and rentals	6,580	4,397
	Stationery and office supplies	5,969	5,885
	Insurance	3,545	3,092

		89,616	75,784

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

		12/31/2006	12/31/2005

6.14)	Other income – Other

	Gain on transactions or sale of bank premises and equipment, and other assets	7,190	4,475
	Sale of Guaranteed Loans	4,992
	Other adjustments and interest on other receivables	2,026	1,396
	Credit cards	1,378	1,279
	Certifications	398	359
	Leases and rentals	364	866
	Checkbook and statement issuance fees	112	2,619
	Tax deferral		1,413
	Other	9,409	18,065

		25,869	30,472

6.15)	Other expense – Other

	Corporate bonds issuance expenses	13,558
	Commissions of the placing agent for the public offering of shares	12,167
	Tax on bank account transactions	11,861	8,465
	Non-computable VAT credit	9,319	7,018
	Shareholders’ personal assets tax	5,507	4,958
	Goodwill amortization	4,133	839
	Loss on transactions or impairment in value of bank premises and equipment, and other assets	2,843	891
	Depreciation of other assets	1,302	1,554
	Donations	1,096	1,014
	Turnover tax	784	1,226
	Guarantee fund and credit card losses	117	184
	Other	15,244	10,233

		77,931	36,382

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

7.	RESTRICTED ASSETS

As of December 31, 2006, and 2005, the following Bank’s assets are restricted:

	a)	Government and private securities:

a.1)

Discount Bonds received in the exchange for Consolidation Bonds in Pesos – First Series amounting to 2,802 and 2,242, respectively, assigned to settle payables to the Central Bank and safety-net financing originated in the acquisition of assets and liabilities from former Banco Federal Argentino.

a.2)

Secured Bonds under Presidential Decree No. 1,579/02 for 35,994 and 35,872 (face value Ps. 24,400,000), respectively, provided as security for the loan received from Banco de Inversión y Comercio Exterior S.A. (BICE) to finance the “Paso San Francisco” public work, in accordance with the note sent by the Bank on November 5, 2002, BICE’s reply dated November 18, 2002, and the security agreement covering the abovementioned securities and dated January 29, 2004.

a.3)

GDP-linked securities maturing in 2035 for 671 and 276, respectively, under the provisions of the Prospectus Supplement approved by Presidential Decree No. 1,735/04, which were originally attached to the Discount Bonds issued under the “Offer to exchange eligible Argentine government debt securities”.

a.4)

As of December 31, 2006, Central Bank notes (NOBAC) in Argentine pesos, adjustable by CER for an amount of 4,956 (for a face value of Ps. 4,900,000), used as security for Rosario Futures Exchange (Rofex) trading transactions.

b)	Loans:

Agreements for loans backed by pledges and unsecured loans for 19,241 and 16,208, respectively, provided as guarantee in favor of the Mypes II Trust Fund, in full compliance with the terms and conditions of the program called “Mypes II (a)” and under the Global Credit Program for Small-sized and Micro-enterprises (see note 9.1.c)) to the consolidated financial statements.

c)	Other receivables from financial intermediation:

c.1)	It includes Central Bank unavailable deposits for 552, as provided by Central Bank Communiqué “A” 1,190. The Bank has recorded allowances covering 100% of this receivable.

c.2)

The Bank had special guarantee checking accounts opened in the Central Bank for transactions related to the electronic clearing houses and similar entities, for an amount of 55,718 and 66,231, respectively.

c.3)

Contributions to the Risk Fund of Garantizar S.G.R. (mutual guarantee association) for 10,422 and 10,000, respectively, made by the Bank on December 26, 2005, in its capacity as partner of such company. Such contribution may be fully or partially reimbursed once two years have elapsed from the date of contribution.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

d)	Investments in other companies:

Irrevocable capital contributions to Tunas del Chaco S.A., Emporio del Chaco S.A. y Campos del Chaco S.A. (formerly Proposis S.A.) in the amount of 450 (150 to each company), under the deferment of federal taxes, subscribed in accordance with the promotion system established by Law No. 22,021, as amended by Law No. 22,702, which provides that the investment must be kept in assets for a term not shorter than five years starting on January 1 of the year subsequent to that when the investment was made (investment year: 2003).

e)	Other receivables:

e.1)	Attachments amounting to 543.

e.2)	Credit card transactions for 9,769 and 7,347, respectively.

e.3)	Other security deposits for 4,370 and 1,489, respectively.

8.	TRANSACTIONS WITH COMPANIES FALLING UNDER ARGENTINE BUSINESS ASSOCIATIONS LAW No. 19,550, SECTION 33 (SUBSIDIARIES AND AFFILIATES)

The receivables/payables and income (loss) from transactions performed with subsidiaries and affiliates according to the provisions of Law No. 19,550 are as follows:

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

	Nuevo Banco Suquía S.A.	Nuevo Banco Bisel S.A.	Banco del Tucumán S.A.	Sud Bank & Trust Company Limited	Other subsidiaries	December 31, 2006	December 31, 2005

ASSETS
Cash				2,200		2,200	2,582
Loans							27,794
Other receivables from financial intermediation	163,886	283,783	173,606		21,588	642,863	36,939
Other receivables					3,262	3,262	5,144

Total assets	163,886	283,783	173,606	2,200	24,850	648,325	72,459

LIABILITIES
Deposits	3			72	1,905	1,980	7,417
Other liabilities from financial intermediation	177,047	327,180	140,156		6,066	650,449	74,542
Other liabilities	700		9			709

Total liabilities	177,750	327,180	140,165	72	7,971	653,138	81,959

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

	Nuevo Banco Suquía S.A.	Nuevo Banco Bisel S.A.	Banco del Tucumán S.A.	Sud Bank & Trust Company Limited	Other subsidiaries	December 31, 2006	December 31, 2005

MEMORANDUM ACCOUNTS
Debit-balance accounts - Contingent	3,070					3,070
Debit-balance accounts – Control			1,011			1,011	144,202
Debit-balance accounts – Derivatives							21,469
Credit-balance accounts - Contingent							1,000
INCOME (LOSS)
Financial income	1,035	1,008	4	214	37	2,298	1,096
Financial expense	(381)	(401)	(4,176)	(40)	(270)	(5,268)	(3,069)
Service-charge income			14	26	70	110	80
Service-charge expense							(37)

Total income (expense)	654	607	(4,158)	200	(163)	(2,860)	(1,930)

The receivables/payables and income (loss) from transactions performed with “Other subsidiaries” are as follows:

	Macro Securities S.A. Sociedad de Bolsa	Sud Inversiones & Análisis S.A.	Macro Fondos S.G.F.C.I. S.A.	Macro Valores S.A.	December 31, 2006

ASSETS
Other receivables from financial intermediation	21,588				21,588
Other receivables				3,262	3,262

Total assets	21,588			3,262	24,850

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

	Macro Securities S.A. Sociedad de Bolsa	Sud Inversiones & Análisis S.A.	Macro Fondos S.G.F.C.I. S.A.	Macro Valores S.A.	December 31, 2006

LIABILITIES
Deposits	1,399	445	11	50	1,905
Other liabilities from financial intermediation	6,066				6,066

Total liabilities	7,465	445	11	50	7,971

INCOME (LOSS)
Financial income	37				37
Financial expense	(270)				(270)
Service-charge income	65	3	1	1	70
Service-charge expense

Total income (expense)	(168)	3	1	1	(163)

In addition, the Bank and its subsidiaries have granted loans to related parties. According to the Bank’s policy, loans are required to be granted during the normal course of business under normal market conditions, both with respect to interest and guarantees required. The financing granted to such related parties amounted to 36,743 and 81,170 as of December 31, 2006, and 2005, respectively (consolidated figures).

Likewise, as of December 31, 2006, and 2005, the deposits made by individuals related to the Bank amounted to 271,289 and 219,222, respectively (consolidated figures).

During the fiscal year ended December 31, 2006, trust certificates of participation were sold to a director from Banco Macro S.A., which generated income amounting to 8,499 for the Bank.

Additionally, in December 2006, the Bank sold its equity interest in Inversora Juramento S.A. to a shareholder of Banco Macro S.A., which generated income amounting to 363.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

9.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of December 31, 2006, amounts to 683,943. In addition, since December 31, 2003, the Bank’s capital stock has changed as follows:

- As of December 31, 2003	608,943
- Capital stock increase approved by the Shareholders’ Meeting of September 26, 2005	75,000

As of December 31, 2006	683,943

On September 26, 2005, the Bank’s general regular and special shareholders’ meeting approved a capital increase of up to a face value of Ps. 75,000,000 (face value: seventy-five million Argentine pesos), through the issuance of up to 75,000,000 new common, registered, Class “B” shares with a face value of Ps. 1, each one entitled to one vote, and entitled to dividends under the same conditions as common, registered, Class “B” shares outstanding upon issuance, to be publicly subscribed in Argentina or abroad. On January 6, 2006, the Bank submitted to the U.S. Securities and Exchange Commission (SEC) an application for registration of the abovementioned stock issue. Finally, on March 24, 2006, the Bank’s stock began to be listed on the New York Stock Exchange.

During the year ended December 31, 2006, such capital increase was fully subscribed and paid in.

As required by CNV General Resolution No. 368/01, the Bank informs that has applied all funds resulting from the public subscription of shares to finance its general business operations, increasing its lending capacity and obtain funds for potential acquisitions.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

10.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded in the accompanying financial statements amount to:

Class	Original value			12/31/2006	12/31/2005

Subordinated corporate bonds	USD	83,000,000	a)	44,342	8,554
Subordinated corporate bonds	USD	4,000,000	b)	3,077	3,493
Subordinated corporate bonds	USD	150,000,000	c)	460,425

Total				507,844	12,047

a.1)

On February 19, 1996, the Bank’s regular and special shareholders’ meeting authorized issuing Subordinated Corporate Bonds for up to a face value of USD 60,000,000, which was carried out on May 31, 1996.

The net funds arising from the placement of the abovementioned corporate bonds were used to repay the loan borrowed from the FFCB (Bank Capitalization Trust Fund), currently the FFRE (Business Enterprise Reconstruction Trust Fund), due to the acquisition of certain assets and liabilities of former Banco Federal Argentino.

On April 16, 2003, the Bank paid the last installment of the Subordinated Corporate Bond, pursuant to the payment schedule established.

a.2)

On April 12, 1995, the Bank’s general regular shareholders’ meeting approved creating a Global Program for the issuance of simple and unsecured Corporate Bonds, subordinated or not, non-convertible into shares for up to an aggregate of USD 50,000,000, and it entrusted the Board of Directors with the task of setting the characteristics of the referred bonds (price, form, payment and placement conditions, among others).

On July 20, 1998, the Bank received funds from a loan requested from FFCB for an amount of USD 5,000,000, whereby the Bank issued subordinated corporate bonds to finance the purchase of former Banco de Jujuy S.A.

On July 20, 2005, the Bank paid the last installment of the Subordinated Corporate Bond, pursuant to the payment schedule established.

Pursuant to the request made by the Bank to the Managing Committee of FFCB on July 26, 1999, to restructure the financing previously granted, a loan agreement was entered into on December 29, 1999, by BNA, as FFCB’s trustee, and the Bank, whereby FFCB granted a subordinated loan of USD 18,000,000, which was used by the Bank to strengthen its own computable equity.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

The Bank undertook to repay in full the new loan convertible into subordinated corporate bonds in five annual, equal and successive installments, the first installment falling due on December 29, 2002. In addition, the loan will accrue compensatory interest at 180 days LIBOR plus 3% p.a. on balances, payable in arrears on an annual basis starting a year after the disbursement date.

On March 17, 2000, the Bank requested the CNV’s authorization to issue subordinated corporate bonds in the amount of USD 18,000,000 in order to repay the loan granted by the FFCB, received on December 29, 1999.

On December 29, 2006, the Bank paid the last installment of the Subordinated Corporate Bond, pursuant to the payment schedule established.

The installments of the abovementioned corporate bonds were settled by the Bank in the original currency until February 3, 2002, on which the amounts payable were switched into pesos at Ps. 1-to-USD 1, adjusted by CER.  In that regard, subsequent settlements were made following such method, taking into account what is stated in the following paragraphs.

Subsequently, the Managing Committee of FFRE objected to the conversion into pesos of 50% of its loans, therefore requesting reassessment of all payments made.

On March 17, 2005, the Bank advised the Central Bank of the acceptance of the guidelines defined by such agency and recorded such loans, thus reflecting the right to receive the compensation for the asymmetric conversion into pesos and to cover the global net negative position resulting therefrom.

In that regard, as of December 31, 2006, the amount due was booked under “Subordinated corporate bonds” for an amount of 44,342 while, as of December 31, 2005, it was booked under “Provisions” for an amount of 42,310.

Although the Bank accepted the pesification of 50% of the payables to the FFRE as of December 31, 2001, on July 19, 2005, it reported to the Central Bank that the creditor still had to define several aspects, such as decrease in the interest rate to be applied to amounts in pesos and in US dollars and the treatment of compensatory and punitive interest, which is relevant to the final calculation of the amounts due and payable to date.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

b)

On January 20, 1997, the general special shareholders’ meeting of former Banco de Salta S.A. (which was absorbed by the Bank) approved issuing Subordinated Corporate Bonds in the amount of USD 4,000,000 to exercise the power granted to it by the second clause of the Loan Agreement entered into with Banco Provincial de Salta (in liquidation) on June 28, 1996. In addition, the general special shareholders’ meeting of former Banco de Salta S.A. held on May 29, 1997, approved the IPO of such Corporate Bonds. Through Resolution No. 1,006, dated December 19, 1997, the CNV authorized the IPO of former Banco de Salta S.A. for the issuance of Corporate Bonds, and it also approved the public offering of such bonds.

In addition, on October 19, 1999, through Resolution No. 13,043, the CNV authorized the transfer in favor of former Banco Macro Misiones S.A. (which was absorbed by the Bank) of the authorization granted to former Banco de Salta S.A. to issue the referred Corporate Bonds, since the latter merged with and into the former. Furthermore, it cancelled the authorization granted to former Banco de Salta S.A. for the public offering of its corporate bonds.

Through December 31, 2006, the Bank had amortized the equivalent of USD 2,400,000 (original value), following the method described in point (a) above.

c.1)

On September 1, 2006, the general regular shareholders’ meeting approved the creation of a global program for the issuance of simple corporate bonds in a short, medium or long term, either subordinated or un-subordinated, with or without guarantee, in accordance with the provisions of Law No. 23,576, as amended by Law No. 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 400,000,000 (four hundred million US dollars), or an equal amount in other currencies, under which it will be possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

On December 18, 2006, under the abovementioned global program, Banco Macro S.A. issued the 1st series of Class 1 subordinated notes for a face value of USD 150,000,000 (US dollars one hundred and fifty million). The Bank will use the funds derived from such issuance to grant loans. The main characteristics of this issuance are:

–	Computable to the Bank’s required minimum capital (computable equity), as established by Communiqué “A” 4,576.
–	The notes fall due within a 30-year term, with full amortization upon maturity (December 18, 2036), with a full redemption option in 10 years as from the issuance date.
–	Interest payments will be made with a semiannual frequency (June 18 and December 18, every year).

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

–

During the first 10 years, the interest rate will be a fixed one (9.75%), and a variable one for the remaining years (six-month LIBOR, plus 7.11%). The interest rate payable can be increased only once over the life of the instrument and subsequent to the 10-year term as from their issuance.

–	They do not include covenants that change the subordination order.
–

No interest on the notes will be due and payable if: (a) payments of such interest exceed the distributable amount, as defined in the pricing supplement dated November 23, 2006; (b) there is a general prohibition by the Central Bank; (c) the Bank is subject to the provisions of sections 34 or 35 bis, Financial Institutions Law; (d) the Bank is receiving financial assistance from the Central Bank under Article 17 of Central Bank Charter; (e) the Bank is not in compliance with or have failed to comply in a timely basis with reporting obligations to the Central Bank; and/or (f) the Bank is not in compliance with minimum capital requirements (both on an individual and consolidated basis) or with minimum cash reserves (on average).

–	The unpaid interest is not cumulative.
–	They have authorizations both for their public offering and their listing on domestic or foreign stock exchanges or markets.
–	In no case, may the payment of interests exceed net unappropriated retained earnings (calculated under Communiqué “A” 4,591) which should be appropriated to a reserve created to such end.

c.2)

In January 2007, the Bank issued the 1st series of Class 2 non-subordinated corporate bonds at a fixed rate of 8.5% p.a., simple, not convertible into shares, maturing in 2017 for a face value of USD 150,000,000 (US dollars one hundred and fifty million), under the terms and conditions set forth in the price supplement dated January 10, 2007.  Interest will be paid semiannually on February 1 and August 1 every year, starting on August 1, 2007.  Additionally, the Bank has the option to redeem such issuance, either fully or partially, at any time and periodically.

The Bank will use the funds derived from such issuance to grant loans.

11.	DERIVATIVE FINANCIAL INSTRUMENTS

During the year ended December 31, 2006, the Bank performed transactions that involve derivative financial instruments, as established by Central Bank rules and professional accounting standards effective in the City of Buenos Aires, Argentina. Such instruments mainly relate to:

–	Repurchase agreements of securities and foreign currency.
–	Forward transactions without delivery of the underlying asset.
–	Call and put options.

Those transactions were valued as explained in notes 3.3.i) and 3.3.o).

Positions of transactions effective as of December 31, 2006, are as follows:

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

–	Net position of repurchase agreements: 92,846 (liability).
–	Net position of forward foreign-currency transactions: 6,128 (assets).
–	Position of call options taken: 119,345 (a)
–	Position of put options taken: 50,649 (b)
–	Position of call options sold: 50,612 (b)
–	Position of put options sold: 119,345 (a)
–	Position of put options sold on Boden 2007, 2012 and 2013 coupons (Presidential Decrees Nos. 905/02 and 1,836/02): 102,160 (c)

The average terms of derivative financial instruments effective as of December 31, 2006, are as follows:

–	Reverse repurchase agreements with Argentine entities: 10 days
–	Repurchase agreements with Argentine entities: 5 days
–	Repurchase agreements with foreign entities: 1,004 days
–	Call options taken and put options sold: 5,336 days (a)
–	Put options taken: 29 days (b)
–	Call options sold: 27 days (b)

As of December 31, 2006, net income (loss) from these derivatives amount to:

–	Premiums on reverse repurchase agreements: 14,953
–	Premiums on repurchase agreements: (13,764)
–	Transactions with options: 7,122.
–	Forward foreign-currency transactions: 1,118

(a)	Relates to the put and call options agreement entered into by the Bank and Nuevo Banco Suquía S.A., in their capacity as buyers of Nuevo Banco Bisel S.A., and SEDESA (see note 2.7).

According to the call option, for a fifteen-year term as from taking possession of the bank (August 11, 2006), buyers are entitled to acquire preferred shares in Nuevo Banco Bisel S.A.  The price of those shares is set at 66,240, plus interest at an annual 4% rate as from the takeover date. Such price is payable upon the expiration of the option term (August 11, 2021).

In addition, through the put option, SEDESA will be entitled to sell to the buyers the preferred shares that it owns in Nuevo Banco Bisel S.A.  Such put option may only be exercised by SEDESA after the term of fifteen years as from the date of issuance of the preferred shares (August 26, 2005). The price of those shares is set at 66,240, plus interest at an annual 4% rate as from the date of issuance of such shares.

By virtue of the analysis performed, the Bank’s Management considers that if any of those options is exercised, the buyer of preferred shares will be Banco Macro S.A.  Therefore, the Bank recorded the whole amount of those options.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

(b)

Relates to put and call options agreements related to Senior and Junior trust debt securities for a face value of 54,774 and 27,387, respectively, in the “BG” financial trust carried by the Bank in its portfolio (see note 3.3.i.3)). Those agreements were entered into on December 19, 2006, between Banco Macro S.A. and Cargill Investments SCA.

According to the call option, through January 15, 2007, Cargill Investments SCA is entitled to purchase from the Bank those trust debt securities at a price of 50,121, plus a 13.25% adjustment p.a. for price adjustment, which will accrued from December 19, 2006.

In addition, through the put option, on January 17, 2007, the Bank will be entitled to sell to Cargill Investments SCA those trust debt securities at the price determined as mentioned in connection with the call option.

(c)

Relates to put options on coupons of the Argentine Government Bonds provided in Presidential Decrees Nos. 905/02 and 1,836/02, as supplemented, which were received by the holders of rescheduled deposits through the exchanges implemented by the Argentine Government.

12.	PORTFOLIO MANAGEMENT

a)

On March 1, 1996, former Banco de Salta S.A. (which was absorbed by the Bank) and the Government of the Province of Salta entered into an “Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation)” related to the non-financial private sector, whereby the Bank undertakes to perform all acts necessary to manage such portfolio. In consideration thereof, the Province of Salta recognizes to the Bank a percentage of the amounts effectively recovered.

As of December 31, 2006, and 2005, the loans portfolio managed for principal and interest, after application adjustments, amounted to 14,850 and 15,172, respectively.

b)

By virtue of the agreement formalized on August 11, 1998, between former Banco de Jujuy S.A. (which was absorbed by the Bank) and the Government of the Province of Jujuy, the Bank undertakes to perform all acts necessary to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed. In consideration thereof, the Province of Jujuy recognizes to the Bank, for all accounts and as a lump-sum and total consideration, a percentage of the amounts actually recovered.

As of December 31, 2006, and 2005, the loans portfolio managed amounts to 44,454 and 47,764, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

c)

On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)” entered into on March 27, 2001, between such agency and the former Banco Macro S.A. Through that extension, the Bank will provide to the IPDUV, among others, the service of collecting the installments payable by successful bidders for housing and a service of performing collection procedures related to such institute’s receivables. In consideration thereof, the IPDUV recognizes to the Bank a percentage of the amounts effectively recovered.

As of December 31, 2006, and 2005, the loans portfolio managed amounts to 85,262 and 86,691, respectively.

d)

On August 19, 2002, ABN AMRO Bank N.V. Sucursal Argentina, as trustee, the former Scotiabank Quilmes S.A., as trustor, Banco Comafi S.A., as collecting agent and manager and the former Banco Bansud S.A. entered into an agreement for the LAVERC financial trust’s collection administration and management, whereby former Banco Bansud S.A. will be in charge of the collection management, custody, performance and any other task related to the corpus assets booked in the branches of former Scotiabank Quilmes S.A. received.

Through Resolution No. 523 of August 20, 2002, the Central Bank Board of Governors –under Section No. 35 bis II b), Financial Institutions Law– provided for excluding certain secured liabilities and the equivalent amount of certain assets from Scotiabank Quilmes S.A. (SBQ), and it authorized the transfer of 35% of total excluded assets (including certificates of participation in the LAVERC trust) and liabilities in favor of the former Banco Bansud S.A.  In addition, the abovementioned Resolution authorized the former Banco Bansud S.A. to incorporate 36 branches that belonged to SBQ at the time of the transfer.

As of December 31, 2006, and 2005, the portfolio managed by the Bank amounted to 153,661 and 195,130, respectively.

e)

On June 7, 2005, a portfolio assignment agreement was entered into between Banco de Valores S.A., as trustee, and the Bank, as trustor, whereby “Macro Personal V” trust was set up. To such end, class “A” and “B” certificates of participation were issued for a face value of 59,524 and 10,504, respectively. Such agreement stipulated that the Bank will act as agent for the collection of the trust’s receivables.

As of December 31, 2005, the portfolio managed by the Bank amounted to 21,875.

On September 20, 2006, the Bank entered into an agreement for the liquidation of the abovementioned trust and reimbursed the net book value of corpus assets.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

f)	On March 31, 2006, the Bank and Sud Inversiones y Análisis S.A. entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio.

As of December 31, 2006, the portfolio managed by the Bank amounts to 64,442. Also, see note 9.1.n) to the consolidated financial statements.

g)	In addition, as of December 31, 2006, and 2005, the Bank had under its management other portfolios for total amounts of 53,060 and 51,439, respectively.

h)	As of December 31, 2006, the subsidiary Banco del Tucumán S.A. manages a loan portfolio assigned as part of the process for the transfer of Banco San Miguel de Tucumán S.A. for an amount of 14,153.

13.	MUTUAL FUNDS

As of December 31, 2006, the Bank, in its capacity as Depository Company, held in custody the shares of interest subscribed by third parties and securities from the following mutual funds:

Fund	Shares of interest	Shareholders’ equity	Investments (a)

Pionero Pesos	540,299,167	608,193	436,450
Pionero Renta	47,197,494	86,917	76,578
Pionero Renta Ahorro	114,858,352	119,015	99,006
Pionero Crecimiento	2,249,878	5,865	5,506
Pionero Global	2,323,674	2,594	2,332
Puente Hnos. Renta Fija	2,266,147	3,437	3,379
Puente Hnos. Renta Variable	2,006,728	3,535	3,526
Puente Hnos. Argentina Hedge Fund	1,093,028	1,609	72
Puente Hnos. Corporativos Latinoamericanos	460,482	1,621	1,565
Galileo Event Driven FCI	25,010,783	107,513	108,824

(a)	These amounts reflect the mutual funds’ investment portfolios and are recorded under the “Items in custody” memorandum account.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

14.	BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No. 540/95, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, subsidiary and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of SEDESA to manage the Deposit Guarantee Fund. Such company was organized in August 1995.  The Bank holds a 4.5518% equity interest therein, according to the percentages set forth in Central Bank Communiqué “B” 8,694 of March 30, 2006.

This system shall cover the deposits in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by the Central Bank, as long as fulfilling the requirements under Presidential Decree No. 540/95 and any others established by the enforcement agency.

On the other hand, the Central Bank established that the deposits made by other financial institutions, those made by persons related to the Bank, deposits of securities, among others, would be excluded from the deposit guarantee system.

15.	TRUST ACTIVITIES

Banco Macro S.A. acts either directly or through its subsidiaries as trust agent. In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The commissions earned by the Bank due to its performance as trust agent are calculated under the terms and conditions of the related agreements.

In that regard, the Bank entered into guarantee trust agreements to ensure compliance with the obligations assumed by the trustor in favor of the beneficiary, through collections of corpus assets.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

The effective guarantee trusts are:

Name	Trustor	Beneficiary	Creation date	Funds managed (1)

Cooperativa de Cerro Azul – IPRODHA guarantee trust	Cooperativa de Agua Potable y Otros Servicios	IPDH (Provincial Institute of Urban and Housing Development)	06/2005	23,361
Banco Macro - Entretenimientos y Juegos de Azar S.A. trust	ENJASA	Banco Macro S.A.	12/2003	96
Banco Macro - Entretenimientos y Juegos de Azar S.A. trust II	ENJASA	Banco Macro S.A.	05/2004	139
Salta - ENJASA Riva trust	ENJASA	Riva S.A.	09/2004	439
Banco Macro Bansud S.A. - Entretenimientos y Juegos de Azar S.A. trust III	ENJASA	Banco Macro S.A.	01/2005	100
Banco Macro Bansud - Entretenimientos y Juegos de Azar S.A. trust V	ENJASA	Banco Macro S.A. (1st beneficiary)	09/2005	108
Banco Macro - Entretenimientos y Juegos de Azar S.A. trust VI	ENJASA	Banco Macro S.A.	10/2006
Complejo Monumento Güemes - Entretenimientos y Juegos de Azar S.A. trust	ENJASA - Complejo Monumento Güemes	Banco de Inversión y Comercio Exterior	10/2004	368
Banco Macro - Horizonte S.A. trust	Horizonte S.A.	Banco Macro S.A.	03/2004	142
Banco Macro - Horizonte S.A. trust	Horizonte S.A.	Banco Macro S.A.	12/2004	8
Banco Macro Bansud - La Veloz del Norte S.A. trust	La Veloz del Norte S.A.	Banco Macro S.A	06/2005	425
Banco Macro Bansud - Sucesión de Yeizel Katz Sociedad de hecho trust	Sucesión de Yeizel Katz Sociedad de hecho	Banco Macro S.A.	03/2005	228
Banco Macro – Sucesión de Yeizel Katz Sociedad de hecho trust	Sucesión de Yeizel Katz Sociedad de hecho	Banco Macro S.A.	10/2006	168

(1)	Related to the monthly average on a straight-line basis of the funds managed during the year ended December 31, 2006.

In addition, the Bank entered into administration trust agreements for the following purposes:

a)

Managing the trust’s corpus assets to guarantee in favor of the beneficiary the existence of the resources required to finance and/or pay the guaranteed obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

b)	Guaranteeing the existence of resources forming part of provincial institutes’ equity.

c)	Promoting the production development of the private economic sector at a provincial level.

d)	Public work concession agreement granting road exploitation, management, keeping and maintenance.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

The effective administration trusts are:

Name	Trustor	Beneficiary	Creation date	Funds managed (1)

Los Castillos S.A. Provincia de Salta Banco Macro Bansud S.A. trust	Los Castillos S.A	Banco Macro S.A. (loan), Province of Salta (refinancing)	11/2004	35
Hospital El Milagro trust	Ministry of Treasury of the Province of Salta and Ministry of Public Health of Salta	UTE Nuevo Hospital El Milagro	03/2001	2,801
IPSS trust	Ministry of Treasury and Public Works of Salta	Health Institute of the Province of Salta	03/2003	6,984
Obra Pública Decreto 106-01 Munic. trust	Municipality of the City of Salta	Sociedad Ingeniero Alonso Crespo S.A.	04/2001	375
Municipalidad de la Ciudad de Salta Acta Acuerdo 30.12.2004 trust	Municipality of the City of Salta	Province of Salta and/or the party appointed thereby	04/2005	736
Proyecto Barrio Autódromo trust	Municipality of the City of Salta	Parties hired for the natural gas installation	12/2005	141
Municipalidad de la Ciudad de Salta Obra Puente Gobernador Roberto Romero trust	Municipality of the City of Salta	Norobras Construcciones Civiles S.A.	01/2007	133
Municipalidad de la Ciudad de Salta Obra Accesos y Puentes sobre Río Arenales -Vinculación Calles Córdoba y Polonia trust	Municipality of the City of Salta	Ingeniero Medina S.A.	05/2006	79
Banco Macro Bansud S.A. y Gobierno Provincial - Ley 5435 trust	Province of Jujuy	Municipalities and municipal commissions - Province	12/2004	83,098
Decreto 2132/2000 trust	Province of Misiones	Concesionaria Enriquez Albano UTE	12/2000	813
Decreto 149/2002 trust	Province of Misiones	Aesa Misiones S.A.	02/2002	1,368
Decreto 2268/2006 trust	Province of Misiones	Concesionaria Enriquez Albano UTE	11/2006	3,290
Decreto 331 Servicios Hidrocarburíferos trust	Province of Salta	Recovery Group S.A.	12/2002	3,992
Provincia de Salta - La Casualidad S.A. trust	Province of Salta	Cía Minera la Casualidad S.A.	09/2005	2,587
Provincia de Salta Avenida de Circunvalación trust	Province of Salta	UTE (Ingeniero Medina S.A. - Moncho Construcciones)	05/2006	0
Provincia de Salta – Adquisición vehículos Antis S.A. trust	Province of Salta	Concesionaria de automotores Antis S.A.	10/2006	113
Provincia de Salta – Adquisición vehículos Autolux S.A. trust	Province of Salta	Concesionaria de automotores Autolux S.A.	10/2006	51
Obra Gasoducto de Anta trust	Province of Salta	Sociedad Conta Walter Mario S.R.L.	12/2006
Banco Macro S.A. y la Secretaría de Estado de Economía de la Provincia de Jujuy trust	Economy Department of the Province of Jujuy	Economy Department of the Province of Jujuy	05/2000	6,648
Saeta - Banco Macro Bansud S.A. trust	Sociedad Anónima de Transporte Automotor (SAETA)	Employees from social security agencies, statutory health care organizations, tax authorities, among others.	10/2005	9,194

(1)	Related to the monthly average on a straight-line basis of the funds managed during the year ended December 31, 2006.

Also, see note 9 to the consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

16.	INTEREST IN MACROAVAL SOCIEDAD DE GARANTIA RECIPROCA

On September 28, 1998, Macroaval S.G.R. (reciprocal guarantee corporation) was organized mainly in order to provide guarantees of any kind to its members by executing reciprocal guarantee agreements involving the production, trade and industrial sectors of any kind, exploited by small- and medium-sized companies defined as such under Law No. 24,467. The initial capital stock was set at 250.  On December 27, 1998, the Department of Small- and Medium-sized Companies, subordinate to the Presidency of Argentina,  authorized Macroaval S.G.R. to begin its operations.

The Bank became a sponsor partner of such company. In this respect, as of December 31, 2006, and 2005, the Bank held 30,500 shares of Macroaval S.G.R. of Ps. 1 each, that is, 12.20% of the capital stock of such company, which had been fully paid in.

As of December 31, 2006, and 2005, the Bank carried contributions to Macroaval SGR’s Risk Fund amounting to 1,212 and 11,139, respectively.

17.	COMPLIANCE WITH REQUIREMENTS TO ACT AS OVER-THE-COUNTER SECURITIES MARKET BROKER

Under CNV Resolution 368/01, the Bank’s shareholder’s equity exceeds the minimum amount required.

18.	CLAIM FROM THE AFIP – DGI (FEDERAL PUBLIC REVENUE AGENCY – FEDERAL TAX BUREAU)

On January 21, 2002, the former Banco Bansud S.A. requested from the above agency that it be included in the debt consolidation, interest and fines exemption and installment plan system provided by Presidential Decree No. 1,384/01 in order to settle the tax payable that authorities had assessed ex-officio according to a resolution notified on December 19, 2001.

The abovementioned claim from tax authorities related to income tax differences of the former Banco del Sud for the 1993 and 1994 tax years grounded on having challenged certain methods applied that –in the former Banco Bansud S.A.’s opinion– were consistent with the guidelines set by the specific regulations.

The amount that the Bank has requested to settle under the installment plan system is 10,780, which will be paid in 120 monthly installments. The amount in question was charged to income for the fiscal year ended December 31, 2001.  As of December 31, 2006, the outstanding amount is recognized in the “Other liabilities” account.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

The former Banco Bansud S.A., on February 18 and November 12, 2002, and the Bank, on February 3, 2004, February 17, 2005, and February 17, 2006, filed appeals with the Federal Administrative Tax Court against the AFIP – DGI resolutions that, holding to the position mentioned in the preceding point, had objected the tax returns filed by the former Banco Bansud S.A for tax years ended from June 30, 1995, through June 30, 1999, and the irregular period ended December 31, 1999.

On February 2, 2005, February 2, 2006, and November 22, 2006, the Bank filed appeals with the Federal Administrative Tax Court against the AFIP resolution that had objected to the 1998, 1999 and 2000 income tax returns of the former Banco Macro S.A.

The issues under discussion and on which the regulatory agency bases its position are (i) the impossibility to deduct the non-performing secured loans and (ii) the requirement to begin judicial collection proceedings for non-performing loans to be deducted for tax purposes. Both issues were analyzed by the Federal Administrative Tax Court in similar judgments, which issued a resolution in favor of the position assumed by the Bank.

The Bank estimates that the abovementioned issues are unlikely to give rise to additional charges and, therefore, no provision was recorded for such amounts.

19.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL SYSTEM AND THE BANK

The Argentine economic and financial situation worsened in late 2001, when the Argentine government suspended payments on the sovereign debt and imposed severe restrictions on cash withdrawals from financial institutions.

In early 2002, the Argentine Congress enacted Public Emergency and Foreign Exchange System Reform Law No. 25,561 (the effective term of which was extended through December 31, 2007).  This law introduced significant changes to the economic model implemented until that date and amended Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) effective since March 1991.  After a period of an official foreign exchange market, a single foreign exchange market was established, subject to Central Bank requirements and rules. Such law and subsequent presidential decrees established, among others, measures that affected the financial system, primarily related to the conversion into pesos of its assets and liabilities in foreign currency at different exchange rates and the related compensatory measures.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

The current administration has implemented a program that included important measures such as the exchange of federal and provincial government debt, compensation provided to Financial Institutions for the effects of the devaluation and the conversion into pesos of balances denominated in foreign currency, the restructuring of Federal Government debt, deposits rescheduling and the lifting of restrictions thereto, relaxation of foreign-exchange controls and monetary reunification with the redemption of quasi-currencies. In addition, during 2005, the government debt restructuring process was completed and the Argentine Government settled its payable to the International Monetary Fund. Also, the economic and financial variables showed evolution and the financial system is undergoing a financial consolidation process.

Financial statements presentation requires Bank Management to make estimates that affect the reported figures of assets, liabilities, income, expenses and contingencies. Current figures and final income (loss) may differ from such estimations.

The accompanying financial statements should be read considering the circumstances previously mentioned.

Legal actions

The measures adopted by the Federal Executive with respect to the public emergency in political, economic, financial and foreign exchange matters triggered a number of legal actions (known as recursos de amparo – constitutional rights protection actions), brought by individuals and companies against the Federal Government, the Central Bank and the financial institutions for considering that Public Emergency Law and its supplementary regulations are unconstitutional.

In the specific case of deposits denominated in foreign currency, in some cases, the courts ordered the reimbursement of such deposits, either in foreign currency or at free foreign exchange rate at the time of reimbursement until a final judgment is issued with respect to the constitutionality of the conversion into pesos.

Some of these claims were treated by the Argentine Supreme Court, which issued resolutions on lower-court decisions for each particular case and in different manners.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

Finally, on December 27, 2006, the case in re. “Mazza Juan Agustín v. the Federal Government et al for constitutional rights protection actions” and in other later pronouncements, the Argentine Supreme Court revoked prior instance judgments that ordered the reimbursement of deposits in US dollars and resolved that depositors are entitled to the reimbursement of their deposits switched into pesos at the Ps. 1.40-to-USD 1 exchange rate, adjusted by the CER through the payment date, and interest should be applied to such amount at a 4% rate p.a., which may not be compounded through the payment date. In addition, the judgment established that the amounts paid by financial institutions in the course of the lawsuit should be computed as payments towards the total resulting amount, which, ultimately, may not be higher than the US dollars the client deposited with each bank, as decided at prior court instances, provided that such judgment had not been appealed by the plaintiff. Also, each party would bear its own legal costs, and the legal costs ruled at the first and second instances were confirmed.

Under Communiqué “A” 3,916 dated April 3, 2003, the Bank continued capitalizing in “Intangible Assets” as of December 31, 2006, and 2005, the amounts of 54,428 and 42,632, respectively (net of the related amortization amounts) related to the resulting differences between complying with the court orders and the estimates of the additional effects of the abovementioned court decision in relation to the deposits involved and the provisions of Presidential Decree No. 214/02, as supplemented.

The Bank’s Management believes that there would be no significant effects, other than those recognized in accounts, that could derive from the final outcome of such actions on the amount due of the related liabilities.

20.	RESTRICTION ON EARNINGS DISTRIBUTION

a)

As established by Central Bank rules, 20% of income (loss) for the year, plus/less prior-year adjustments, shall be appropriated to legal reserve. Consequently, the upcoming Shareholders’ Meeting shall be required to apply 84,860 out of unappropriated retained earnings to increase such legal reserve.

b)

Central Bank Communiqué “A” 4,152 dated June 2, 2004, lifted the suspension of earnings distribution established by Communiqué “A” 3,574, but kept such distributions subject to certain requirements provided therein and to prior authorization from the SEFyC. In addition, through Communiqué “A” 4,589 and 4,591, the Central Bank published the general procedure to approve the request for the authorization to distribute earnings.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

c)

As mentioned in note 10.a), under the agreements entered into with the FFCB, the Bank may not distribute as cash dividends an amount exceeding 50% of liquid and realized income. In addition, the Bank may not distribute as cash dividends an amount exceeding 25% up to 50% of liquid and realized income, unless it redeems in advance subordinated corporate bonds for an amount equivalent to 50% of the total dividends distributed in cash.

d)

According to Law No. 25,063, the dividends distributed in cash or in kind will be subject to a 35% income tax withholding as a single and final payment. Dividend payments are subject to such withholding if they exceed the sum of: (i) the accumulated taxable earnings accumulated as of the year-end immediately prior to the payment or distribution date and (ii) certain tax-exempt income (such as dividend payments from other corporations). This is applicable for tax years ended as from December 31, 1998.

e)

Finally, as established in Central Bank Communiqué “A” 4,295, to determine the amounts to be distributed it will be necessary to deduct the assets recorded for minimum presumed income tax credits from unappropriated retained earnings. As of December 31, 2006, the minimum presumed income tax credit amounts to 24,372 (see note 4).

f)

On June 16, 2006, the Bank and Crédit Suisse First Boston International entered into a loan agreement for USD 50,000,000, maturing on January 21, 2008, at LIBOR plus 1.95%. Such agreement includes restrictions mainly related to the compliance with the payments established. In the event of non-compliance with the agreement, the Bank will be unable to distribute dividends either directly or indirectly through its subsidiaries.

g)

In addition, as mentioned in note 3.3.n.2), the Bank capitalized under the “Intangible assets” account amounts for differences resulting from compliance with court orders related to the pesification of deposits. As established by such agency regarding the distribution of earnings, these amounts should be deducted from “Unappropriated earnings” as of year-end. In this respect, unappropriated retained earnings as of December 31, 2006, are restricted by 54,428.

h)

As established in the issuance conditions for the 1st series of Class 1 Subordinated Corporate Bonds mentioned in note 10.c.1), and as established by Central Bank Communiqué “A” 4,576, the upcoming Shareholders’ Meeting shall apply 45,515 out of “Unappropriated earnings” to set a special reserve for interest to be paid upon the maturities taking place in June and December 2007.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, and 2005
(Figures stated in thousands of pesos)

21.	FINANCIAL STATEMENTS PUBLICATION

Under Communiqué “A” 760, the Central Bank’s prior intervention is not required for the publication of these financial statements.

22.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards set forth by the BCRA and, except for the effects of the matters mentioned in note 5, in accordance with professional accounting standards effective in the City of Buenos Aires, Argentina. Certain accounting practices applied by the Bank may not conform with accounting principles generally accepted in other countries.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2006, AND 2005
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	12/31/2006		12/31/2005	12/31/2006

Name	Market value	Book balance	Book balance	Position without options (1)	Options	Final position

GOVERNMENT AND PRIVATE SECURITIES
GOVERNMENT SECURITIES
Holdings in investment accounts
- Local
Federal government bonds in US dollars at LIBOR - Maturity: 2012 - Compensation			94,711
Federal government bonds in pesos at 2% - Maturity: 2007 - Compensation			10,705

Subtotal holdings in investment accounts			105,416

Holdings for trading or financial intermediation
- Local
Federal government bonds in pesos at 2% - Maturity: 2007	60,791	60,791	366	60,361	1,709	62,070
Federal government bonds in pesos – Maturity: 2008	499	499	17	(3,319)		(3,319)
Federal government bonds in US dollars at LIBOR - Maturity: 2012	92,363	92,363	50,928	10,819	70,522	81,341
Federal government bonds in US dollars at LIBOR - Maturity: 2013	1,568	1,568	740	1,337	29,929	31,266
Federal government bonds in pesos – Maturity: 2014	11,953	11,953	261	(2,809)		(2,809)
Argentine Government bonds in US dollars at 7% - Maturity: 2011- BONAR V	2,128	2,128		1,964		1,964
Consolidation bonds in pesos – Fourth series	1,971	1,971	2,653	(8,205)		(8,205)
Consolidation bonds of social security payables in pesos – Third series at 2%	500	500	8,184	(5)		(5)
Public debt secured bonds of the Province of Río Negro (Bogar) Class II - Series I	226	226	218	226		226
Discount bonds denominated in pesos maturing 2033	4,075	4,075	13,323	(52,702)		(52,702)
Par bonds denominated in pesos maturing 2038	439	439	3	(1,865)		(1,865)
Par bonds denominated in US dollars maturing 2038 (governed by Argentine legislation)	280	280	60	280		280
GDP-related securities in pesos – Maturity: 2035	671	671	340	671		671
Quasi-par securities in pesos – Maturity: 2045	2,920	2,920
Secured bonds under Presidential Decree No. 1,579/02	36,322	36,322	1,213	31,415		31,415
Bonds for the conversion and restructuring of government borrowing, Province of Tucumán –Consadep– Series 1	1,441	1,441	1,346	1,441		1,441
Consolidation bonds of social security payables in pesos – Fourth Series	3,620	3,620	926	(1,861)		(1,861)
Federal government bonds in US dollars at LIBOR - Maturity: 2006			16,250
Other		80	404	80		80

Subtotal holdings for trading or financial intermediation		221,847	97,232	37,828	102,160	139,988

Unlisted government securities
- Local
Bonds issued by the Municipality of Bahía Blanca at 13.75%, secured by municipal resources			505
Secured bonds under Presidential Decree No. 1,579/02			35,872
Other			57

Subtotal unlisted government securities			36,434

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA
Central Bank of Argentina Bills – Listed – Managed Portfolio
Central Bank of Argentina bills in pesos – Maturity: 02/21/07	9,157	9,157		9,157		9,157
Central Bank of Argentina bills in pesos – Maturity: 01/04/06			64,960
Central Bank of Argentina bills in pesos – Maturity: 01/11/06			299,154
Central Bank of Argentina bills in pesos – Maturity: 01/18/06			55,059
Central Bank of Argentina bills in pesos – Maturity: 01/25/06			168,762
Central Bank of Argentina bills in pesos – Maturity: 02/01/06			1,985
Central Bank of Argentina bills in pesos – Maturity: 02/08/06			39,588
Central Bank of Argentina bills in pesos – Maturity: 02/15/06			9,882
Central Bank of Argentina bills in pesos adjusted by CER – Maturity: 01/31/07	18,383	18,383		18,383		18,383
Central Bank of Argentina bills in pesos adjusted by CER – Maturity: 03/22/06			3,140
Central Bank of Argentina bills in pesos adjusted by CER – Maturity: 07/12/06			6,497

Subtotal Central Bank of Argentina Bills –listed - Managed portfolio		27,540	649,027	27,540		27,540

Central Bank of Argentina Bills – Under repo transactions
Central Bank of Argentina bills in pesos – Maturity: 03/22/06			193,859
Central Bank of Argentina bills in pesos – Maturity: 01/31/07			1,170
Central Bank of Argentina bills in pesos adjusted by CER – Maturity: 01/31/07			28,075

Subtotal Central Bank of Argentina Bills – Under repo transactions			223,104

Subtotal instruments issued by the Central Bank of Argentina		27,540	872,131	27,540		27,540

Jorge H. Brito
Chairperson

EXHIBIT A
(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2006, AND 2005
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	12/31/2006		12/31/2005	12/31/2006

Name	Market value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Contd.)		27,540	872,131	27,540		27,540

Central Bank of Argentina Bills – Unlisted - Managed portfolio
Central Bank of Argentina bills in pesos – Maturity: 02/22/06			108,905
Central Bank of Argentina bills in pesos – Maturity: 03/15/06			108,398

Subtotal Central Bank of Argentina Bills – Unlisted - Managed portfolio			217,303

Central Bank of Argentina notes - Listed - Managed portfolio
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 04/18/07	2,004	2,004		2,004		2,004
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 05/30/07	81,323	81,323	56,842	81,323		81,323
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 07/11/07	11,684	11,684		11,684		11,684
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/21/07	53,593	53,593	70,481	116,098		116,098
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 12/19/07	24,033	24,033		195,584		195,584
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02/20/08	63,950	63,950		126,507		126,507
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/05/08	47,611	47,611		47,611		47,611
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/26/08	60,237	60,237		60,237		60,237
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 04/16/08	91,759	91,759		91,759		91,759
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 05/07/08	63,519	63,519		63,519		63,519
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 07/16/08	30,164	30,164		30,164		30,164
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 08/06/08	21,525	21,525		21,525		21,525
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 09/10/08	39,487	39,487		39,487		39,487
Central Bank of Argentina notes in pesos adjustable by CER – Maturity: 01/23/08	5,479	5,479	103,058	5,479		5,479
Central Bank of Argentina notes in pesos adjustable by CER – Maturity: 12/06/06			212,083
Central Bank of Argentina notes in pesos adjustable by CER – Maturity: 12/24/08			48,960

Subtotal Central Bank of Argentina notes - Listed - Managed portfolio		596,368	491,424	892,981		892,981

Central Bank of Argentina Notes – Under repo transactions
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 05/30/07	142,230	142,230
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 12/19/07	100,189	100,189
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02/20/08	30,819	30,819
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 07/16/08	3,409	3,409
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 08/06/08	30,832	30,832
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 09/10/08	106,018	106,018

Subtotal Central Bank of Argentina Notes – Under repo transactions		413,497

Total instruments issued by the Central Bank of Argentina		1,037,405	1,580,858	920,521		920,521

Total government securities		1,259,252	1,819,940	958,349	102,160	1,060,509

INVESTMENTS IN LISTED PRIVATE SECURITIES
Debt securities
- Local
Corporate Bonds - Petrobras Energía S.A. (the former Pecom S.A.)	14	14	14	14		14
Book-entry Corporate Bonds - Acindar Convertible 6% USD			106
Book-entry Corporate Bonds - Edesur Class 5 Pesos			4,401
Corporate bonds – Telefónica de Argentina S.A. – Fixed rate			3,130
Trust debt security - Italcred II Financial Trust	1,035	1,035		1,035		1,035
Trust debt security - Consubond Financial Trust - Series XXXIV Class A			1,325
Trust debt security - Italcred I Financial Trust			684
Trust debt security - Tarjeta Shopping Financial Trust - Series XVI Class A			1,032

Subtotal debt securities		1,049	10,692	1,049		1,049

Equity securities
- Local
Class “A” certificates of participation in the Macro Personal V trust			5,000
Class “B” certificates of participation in the Macro Personal V trust			14,005
Book-entry shares - Petrobras Energía			2,865
Other			46

Subtotal equity securities			21,916

Total Investments in listed private securities		1,049	32,608	1,049		1,049

Total government and private securities (2)		1,260,301	1,852,548	959,398	102,160	1,061,558

(1)	The position without options as of December 31, 2006, results from the following disclosure:

	Holdings as of December 31, 2006	1,260,301
	Plus: Spot and forward purchases pending settlement	432,482
	Less: Deposits of government securities	204,747
	Less: Spot and forward sales pending settlement	528,638

		959,398

(2)	As of December 31, 2005, the Bank booked allowances for impairment in value amounting to 483 (see Exhibit J).

Jorge H. Brito
Chairperson

EXHIBIT B

FINANCING-FACILITIES CLASSIFICATION BY SITUATION
AND GUARANTEES RECEIVED
AS OF DECEMBER 31, 2006, AND 2005
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	12/31/2006	12/31/2005

COMMERCIAL
In normal situation	2,287,740	1,744,442

With Senior “A” guarantees and counter-guarantees	14,347	27,553
With Senior “B” guarantees and counter-guarantees	219,712	172,655
Without Senior guarantees or counter-guarantees	2,053,681	1,544,234
Subject to special monitoring	8,113	13,586

In observation
With Senior “B” guarantees and counter-guarantees	351	557
Without Senior guarantees or counter-guarantees	7,762	13,029
Troubled	16,351	3,591

With Senior “B” guarantees and counter-guarantees	755	2,877
Without Senior guarantees or counter-guarantees	15,596	714
With high risk of insolvency	8,637	15,140

With Senior “B” guarantees and counter-guarantees	2,111	4,615
Without Senior guarantees or counter-guarantees	6,526	10,525
Irrecoverable	16,262	78,879

With Senior “A” guarantees and counter-guarantees		380
With Senior “B” guarantees and counter-guarantees	6,208	12,825
Without Senior guarantees or counter-guarantees	10,054	65,674
Irrecoverable according to Central Bank’s rules		8,430

With Senior “B” guarantees and counter-guarantees		5,476
Without Senior guarantees or counter-guarantees		2,954

Subtotal Commercial	2,337,103	1,864,068

Jorge H. Brito
Chairperson

EXHIBIT B

(Continued)

FINANCING-FACILITIES CLASSIFICATION BY SITUATION
AND GUARANTEES RECEIVED
AS OF DECEMBER 31, 2006, AND 2005
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	12/31/2006	12/31/2005

CONSUMER
Performing	1,402,876	766,370

With Senior “A” guarantees and counter-guarantees	5,286	3,166
With Senior “B” guarantees and counter-guarantees	158,572	132,554
Without Senior guarantees or counter-guarantees	1,239,018	630,650
Inadequate compliance	18,445	13,890

With Senior “A” guarantees and counter-guarantees		2
With Senior “B” guarantees and counter-guarantees	4,753	5,610
Without Senior guarantees or counter-guarantees	13,692	8,278
Deficient compliance	8,960	5,607

With Senior “B” guarantees and counter-guarantees	1,763	1,841
Without Senior guarantees or counter-guarantees	7,197	3,766
Difficult recovery	7,147	7,288

With Senior “B” guarantees and counter-guarantees	615	2,719
Without Senior guarantees or counter-guarantees	6,532	4,569
Irrecoverable	16,926	42,532

With Senior “A” guarantees and counter-guarantees	3	3
With Senior “B” guarantees and counter-guarantees	9,517	21,619
Without Senior guarantees or counter-guarantees	7,406	20,910
Irrecoverable according to Central Bank’s rules	279	931

With Senior “B” guarantees and counter-guarantees	140	675
Without Senior guarantees or counter-guarantees	139	256

Subtotal Consumer	1,454,633	836,618

Total	3,791,736	2,700,686

Jorge H. Brito
Chairperson

EXHIBIT C

FINANCING FACILITIES CONCENTRATION
AS OF DECEMBER 31, 2006, AND 2005
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	12/31/2006		12/31/2005

Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	874,837	23.07	868,439	32.16
50 next largest customers	795,210	20.97	526,545	19.50
100 next largest customers	409,029	10.79	302,601	11.20
Other customers	1,712,660	45.17	1,003,101	37.14

Total	3,791,736	100.00	2,700,686	100.00

Jorge H. Brito
Chairperson

EXHIBIT D

BREAKDOWN BY FINANCING TERMS
AS OF DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Terms remaining to maturity

Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Non-financial government sector	9,633	1,051	2,877	117	34	20,362	339,625	373,699
Financial sector		121,835	29,106	3,455	6,993	4,576		165,965
Non-financial private sector and foreign residents	94,992	853,322	481,667	363,487	332,427	484,733	641,444	3,252,072

Total	104,625	976,208	513,650	367,059	339,454	509,671	981,069	3,791,736

Jorge H. Brito
Chairperson

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES
AS OF DECEMBER 31, 2006, AND 2005
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	12/31/2006					12/31/2005

	Shares and membership interests

Name	Class	Unit face value	Votes per share	Number	Amount	Amount

In financial institutions, supplementary and authorized activities
- Subsidiaries
In Argentina
Nuevo Banco Suquía S.A. (1)	Common	1	1	303,700,000	730,107	473,117
Banco del Tucumán S.A. (2)	Common	100	1	175,479	42,570
Nuevo Banco Bisel S.A. (3)	Common	1	1	650,650,000	653,180
Macro Valores S.A.	Common	1	1	249,868	422	3,732
Sud Inversiones & Análisis S.A. (4)	Common	1	1	2,297,263	4,977	3,465
Macro Securities S.A. Soc. de Bolsa	Common	1	1	940,500	12,462	10,906
Macro Fondos S.G.F.C.I.S.A.	Common	1	1	47,750	686	390
Foreign
Sud Bank & Trust Company Limited	Common	1	1	9,816,899	108,255	103,638
Red Innova Administradora de Fondos de
Inversión S.A. (5)	Common	1,000	1	2,744	301

Subtotal subsidiaries					1,552,960	595,248

- Non-subsidiaries
In Argentina
A.C.H. S.A.	Common	1	1	17,500	52	52
Mercado Abierto Electrónico S.A.	Common	1,200	1	1	5	5
Visa Argentina S.A.	Common	0.0001	1	11,400	238	238
C.O.E.L.S.A.	Common	1	1	17,364	58	25
Macroaval S.G.R.	Common	1	1	30,500	31	31
Garantizar S.G.R.	Common	1	1	10,000	10	10
Foreign
BLADEX S.A.	Common	10	1	7,303	242	239

Subtotal non-subsidiaries					636	600

Total in financial institutions, supplementary and authorized activities					1,553,596	595,848

In other companies
- Non-subsidiaries
In Argentina
Inversora Juramento S.A.						4,437
Banelco S.A.	Common	1	1	1,071,716	2,500	2,500
Frigorífico Bermejo S.A.	Preferred	0.1	—	2,064,813	554	1,036
Provincanje S.A.	Common	1	1	600,000	603	603
Proin S.A.	Common	1	1	244,457	293	293
El Taura S.A.					185	185
Tunas del Chaco S.A. (6)					150	150
Emporio del Chaco S.A. (6)					150	150
Campos del Chaco S.A. (ex Prosopis S.A.) (6)					150	150
Utility Companies					85	78
Cross Sale S.A.	Common	100	1	12	59	59
SEDESA	Common	1	1	45,518	45	45
Argentina de Hoteles S.A.					34	34
Sanatorio Las Lomas S.A.	Common	1	1	13,245	32	32
Argencontrol S.A.	Common	1	1	28,049	28	28
Macro Warrants S.A.	Common	1	1	25,000	25	25
Papel Misionero S.A.	Common	0.1	1	122,097	12	12
Vizora Desarrollos Inmobiliarios SA	Common	1	1	1,800	34	3
Other					1	1
Foreign
SWIFT S.A.	Common	1	1	3	15	15

Total in other companies					4,955	9,836

Total (7)					1,558,551	605,684

Jorge H. Brito
Chairperson

EXHIBIT E
(Continued)

DETAIL OF INVESTMENTS IN OTHER COMPANIES
AS OF DECEMBER 31, 2006, AND 2005
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Information on the issuer

		Data from latest financial statements

Name	Main business activity	Period / year-end date	Capital stock	Shareholders’ equity	Income (loss) for the period / year

In financial institutions, supplementary and authorized activities
- Subsidiaries
In Argentina
Nuevo Banco Suquía S.A. (1)	Financial institution	12/31/2006	303,750	730,710	257,031
Banco del Tucumán S.A. (2)	Financial institution	12/31/2006	21,980	53,322	13,256
Nuevo Banco Bisel S.A. (3)	Financial institution	12/31/2006	911,240	915,189	65,079
Macro Valores S.A.	Financial advisory services	12/31/2006	250	414	114
Sud Inversiones & Análisis S.A. (4)	Services	12/31/2006	2,344	5,050	1,582
Macro Securities S.A. Soc. de Bolsa	Brokerage house	12/31/2006	950	12,800	1,740
Macro Fondos S.G.F.C.I.S.A.	Mutual funds management	12/31/2006	250	3,559	1,734
Foreign
Sud Bank & Trust Company Limited	Banking	12/31/2006	9,817	108,255	4,617
Red Innova Administradora de Fondos de Inversión S.A. (5)	Cash management	12/31/2006	591	691	(79)
- Non-subsidiaries
In Argentina
A.C.H. S.A.	Electronic information services	12/31/2005	650	1,411	259
Mercado Abierto Electrónico S.A.	Electronic information services	12/31/2005	242	6,186	949
Visa Argentina S.A.	Business services	05/31/2006	1	24,158	2,158
C.O.E.L.S.A.	Services	12/31/2005	1,000	1,564	68
Macroaval S.G.R.	Reciprocal guarantee corporation	12/31/2005	250	1,549	(73)
Garantizar S.G.R.	Reciprocal guarantee corporation	12/31/2005	2,882	142,309	757
Foreign
BLADEX S.A.	Banking	12/31/2005	848,756	1,869,775	242,826
In other companies
- Non-subsidiaries
In Argentina
Inversora Juramento S.A.	Agriculture and finance	09/30/2005	13,617	190,661	(17,578)
Banelco S.A.	Network administration	12/31/2005	22,527	48,742	11,061
Frigorífico Bermejo S.A.	Meat-packaging	12/31/2005	3,399	6,858	(6,549)
Provincanje S.A.	Swap of securities	06/30/2006	9,000	10,027	112
Proin S.A.	Juice production	09/30/2005	4,604	7,127	174
El Taura S.A.	Hotel construction and exploitation	12/31/2004	420	3,422	(199)
Tunas del Chaco S.A. (6)	Agriculture	12/31/2005	12	1,163	(5)
Emporio del Chaco S.A. (6)	Agriculture	12/31/2005	12	1,149	(15)
Campos del Chaco S.A. (ex Prosopis S.A.) (6)	Agriculture	12/31/2005	12	1,013	(53)
Utility Companies	Utilities
Cross Sale S.A.	Sale	11/30/2004	12	13	(124)
SEDESA	Deposit guarantee fund management	12/31/2005	1,000	11,978	325
Argentina de Hoteles S.A.	Hotel services	10/31/2005	1,585	4,470	(403)
Sanatorio Las Lomas S.A.	Medical clinic	06/30/2006	8,889	15,893	657
Argencontrol S.A.	Agency	12/31/2005	700	884	15
Macro Warrants S.A.	Warrants	09/30/2005	500	759	162
Papel Misionero S.A.	Paper manufacture	12/31/2005	40,210	165,811	26,351
Vizora Desarrollos Inmobiliarios SA	Real estate	12/31/2005	30	387	(177)
Foreign
SWIFT S.A.	Services	12/31/2005	444,205	808,259	27,977

(1)	Net of a negative goodwill amounting to 483 as of December 31, 2006, and 2005.
(2)	Income disclosed has been generated from 05/05/2006 (date of Bank acquisition) through 12/31/2006.
(3)	Income disclosed has been generated from 08/11/2006 (date of Bank acquisition) through 12/31/2006.
(4)	See note 1 to the consolidated financial statements.
(5)	Income disclosed has been generated from 09/13/2006 (date of Bank acquisition) through 12/31/2006.
(6)	See Note 7(d).
(7)	As of December 31, 2006, and 2005, the Bank carried 1,016 and 1,148, respectively, as allowance for impairment in value (see Exhibit J).

Jorge H. Brito
Chairperson

EXHIBIT F

MOVEMENT OF BANK PREMISES AND EQUIPMENT AND OTHER ASSETS
AS OF DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Net book value at beginning of fiscal year				Depreciation for the fiscal year		Net book value at end of fiscal year

					Years of useful life
Item		Additions	Transfers	Retirements		Amount

Bank premises and equipment
Buildings	130,065	4,288		1,684	50	4,414	128,255
Furniture and facilities	11,254	3,883	741		10	3,226	12,652
Machinery and equipment	21,218	22,930	1,268	3	5	7,829	37,584
Vehicles	13,631	25,368	(65)	11,417	5	4,387	23,130

Total	176,168	56,469	1,944	13,104		19,856	201,621

Other assets
Works in progress	4,956	17,506	(511)	617			21,334
Works of art	1,038	10					1,048
Prepayments for the purchase of assets	4,191	4,090	(2,115)	2,644			3,522
Assets acquired by attachment in aid of execut	10,950	3,328		653	50	199	13,426
Leased buildings	9,603				50	169	9,434
Stationery and office supplies	1,236	5,666		5,988			914
Other assets	112,864	7,724	682	16,176	50	934	104,160

Total	144,838	38,324	(1,944)	26,078		1,302	153,838

Jorge H. Brito
Chairperson

EXHIBIT G

DETAIL OF INTANGIBLE ASSETS
AS OF DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Net book value at beginning of fiscal year				Amortization for the fiscal year			Net book value at end of fiscal year

					Years of useful life
Item		Additions		Retirements		Amount

Goodwill	1,646	69,094	(1)		10	4,133		66,607
Organization and development costs (2)	67,126	44,052	(3)	29	5	27,015	(3)	84,134

Total	68,772	113,146		29		31,148		150,741

(1)

Related to (i) the goodwill deriving from the acquisition of 79.84% of capital stock in Banco del Tucumán S.A. (see note 2.6.) for an amount of 18,242 and (ii) the goodwill deriving from the acquisition of 77% of shares of common stock in Nuevo Banco Bisel S.A. (see note 2.7.) for an amount of 50,852.

(2)

This mainly includes the cost of information technology projects contracted from independent parties, leasehold improvements and foreign exchange differences capitalized in relation to constitutional rights protection actions and court orders paid mentioned in (3) below.

(3)	It includes differences resulting from court orders amounting to 27,483 and 15,687, which are nondeductible for the determination of the computable equity (see note 3.3.n.2.).

Jorge H. Brito
Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION
AS OF DECEMBER 31, 2006, AND 2005
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	12/31/2006		12/31/2005

Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	1,130,850	21.75	1,042,571	23.97
50 next largest customers	959,835	18.46	959,961	22.07
100 next largest customers	398,611	7.67	331,618	7.62
Other customers	2,709,424	52.12	2,015,054	46.34

Total	5,198,720	100.00	4,349,204	100.00

Jorge H. Brito
Chairperson

EXHIBIT I

BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND
SUBORDINATED CORPORATE BONDS
AS OF DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Terms remaining to maturity

Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	4,214,227	614,253	225,508	144,732			5,198,720

Other liabilities from financial intermediation
Central Bank of Argentina	513	265					778
Banks and international Institutions	19,300	4,865	1,202		153,475		178,842
Financing received from Argentine financial Institutions	25,433	456	559	1,119	2,238	38,045	67,850
Other	140,853						140,853

	186,099	5,586	1,761	1,119	155,713	38,045	388,323

Subordinated corporate bonds (1)		430	44,342	378	756	461,938	507,844

Total	4,400,326	620,269	271,611	146,229	156,469	499,983	6,094,887

(1)	Including, under “Over 3 months and up to 6 months”, the amount due to the Business Enterprise Reconstruction Trust Fund mentioned in note 10.a).

Jorge H. Brito
Chairperson

EXHIBIT J

CHANGES IN ALLOWANCES AND PROVISIONS
AS OF DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Balances at beginning of fiscal year	Increases (1)	Decreases		Balances at end of fiscal year

Breakdown			Write off	Reversals

ALLOWANCES
Government and private securities
For impairment in value	483		474	9
Loans
For loan losses and impairment in value (2)	206,389	38,165	118,807	1,601	124,146
Other receivables from financial intermediation
For uncollectibility risk and impairment in value	3,735	188	1,262		2,661
Assets subject to financial leases
For uncollectibility risk	1,070	541			1,611
Investments in other companies
For impairment in value	1,148	18		150	1,016
Other receivables
For uncollectibility risk	16,302	1,589	3,044	200	14,647

Total allowances	229,127	40,501	123,587	1,960	144,081

PROVISIONS
Contingent commitments	1,725	7		58	1,674
For negative goodwill	73,112			73,112
For other contingencies	67,446	37,245	53,375 (3)	679	50,637

Total liabilities	142,283	37,252	53,375	73,849	52,311

(1)	See note 3.3.g).
(2)	As of December 31, 2006, “Write off” includes the effects of what was mentioned in note 12.f).
(3)	Including 43,401 reclassified to “Subordinated corporate bonds” regarding the amount due to the Business Enterprise Reconstruction Trust Fund (see note 10).

Jorge H. Brito
Chairperson

EXHIBIT K

CAPITAL STRUCTURE
AS OF DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

Shares			Capital stock

Class	Number	Votes per share	Issued and outstanding (1)	Paid in (1)

Registered common stock A	11,235,670	5	11,236	11,236
Registered common stock B	672,707,767	1	672,707	672,707

Total	683,943,437		683,943	683,943

(1)	Related to Ps. 683,943,437 (See note 9).

Jorge H. Brito
Chairperson

EXHIBIT L

FOREIGN CURRENCY BALANCES
AS OF DECEMBER 31, 2006, AND 2005
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	12/31/2006										12/31/2005

	Total Parent company and Argentine branches
		Total per currency

Items		US dollar	Pound sterling	Swiss franc	Danish krone	Canadian dollar	Yen	Swedish krone	Norwegian krone	Euro	Total

ASSETS
Cash	492,872	485,117	554	286	44	135	257	45	13	6,421	346,439
Government and private securities	96,390	96,390									162,836
Loans	446,180	445,651		51						478	393,307
Other receivables from financial intermediation	431,692	431,684								8	250,410
Investments in other companies	108,813	108,813									103,892
Other receivables	6,385	6,354								31	10,378

Total	1,582,332	1,574,009	554	337	44	135	257	45	13	6,938	1,267,262

LIABILITIES
Deposits	749,178	749,178									674,794
Other liabilities from financial intermediation	278,503	274,843	4	61						3,595	324,956
Other liabilities	1,102	1,099								3	2,141
Subordinated corporate bonds	504,768	504,768									5,461

Total	1,533,551	1,529,888	4	61						3,598	1,007,352

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS (except contra debit-balance accounts)
Contingent	73,351	73,241								110	64,792
Control	849,331	846,538	1	1						2,791	701,804
CREDIT-BALANCE ACCOUNTS (except contra credit-balance accounts)
Contingent	105,503	100,701								4,802	107,259

Jorge H. Brito
Chairperson

EXHIBIT N

CREDIT ASSISTANCE TO RELATED PARTIES
AS OF DECEMBER 31, 2006, AND 2005
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	12/31/2006		12/31/2005

	In normal situation	Total	Total
Item

Loans
Overdrafts	7,782	7,782	352
Without Senior guarantees or counter-guarantees	7,782	7,782	352
Documents	279	279	112
Without Senior guarantees or counter-guarantees	279	279	112
Mortgage and pledged loans			8
With Senior “B” guarantees and counter-guarantees			8
Personal loans			24
Without Senior guarantees or counter-guarantees			24
Credit cards	296	296	240
Without Senior guarantees or counter-guarantees	296	296	240
Other	20,438	20,438	69,969
With Senior “B” guarantees and counter-guarantees			5,757
Without Senior guarantees or counter-guarantees	20,438	20,438	64,212

Total loans	28,795	28,795	70,705

Other receivables from financial intermediation	73	73	114

Assets subject to financial leases and other	5,795	5,795	5,921

Contingent Commitments	5,021	5,021	5,488

Investments in other companies	1,554,023	1,554,023	601,196

Total	1,593,707	1,593,707	683,424

Allowances / Provisions	399	399	786

Jorge H. Brito
Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS
AS OF DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

Type of contract	Purpose of the transactions performed	Underlying asset	Type of settlement	Negotiation environment or counter-party	Amount

Options	Other	Private securities	With delivery of underlying asset	Over The Counter - Residents in Argentina - Non-financial sector	339,951
Options	Other	Argentine government securities	Other	Over The Counter - Residents in Argentina - Non-financial sector	102,160
Futures	Intermediation - own account	Foreign currency	Daily settlement of differences	Rosario Futures Exchange (ROFEX)	61,280
Futures	Intermediation - own account	Argentine government securities	With delivery of underlying asset	BCBA (Buenos Aires stock exchange)	17,156
Futures	Intermediation - own account	Argentine government securities	With delivery of underlying asset	MAE (over-the-counter electronic market)	779,433
Futures	Intermediation - own account	Argentine government securities	With delivery of underlying asset	Foreign self-regulated markets	98,111

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF DECEMBER 31, 2006, AND 2005
(Translation of financial statements originally issued in Spanish -
See Note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

		12/31/2006	12/31/2005

ASSETS
A.	CASH
	Cash on hand	564,191	346,504
	Due from banks and correspondents	2,062,609	842,518
	Other	108	107

		2,626,908	1,189,129

B.	GOVERNMENT AND PRIVATE SECURITIES (Exhibit I)
	Holdings in investment accounts		105,416
	Holdings for trading or financial intermediation	304,065	164,786
	Unlisted government securities	13,441	198,358
	Instruments issued by the Central Bank of Argentina	2,787,019	2,463,102
	Investments in listed private securities	118,459	59,902
	less: Allowances (Note 4.)	(29)	(512)

		3,222,955	2,991,052

C.	LOANS (Note 5.)
	To the non-financial government sector	774,273	645,342
	To the financial sector	436,930	80,511
	To the non-financial private sector and foreign residents
	Overdrafts	1,103,270	432,772
	Documents	543,734	433,748
	Mortgage loans	426,138	298,060
	Pledged loans	300,949	230,321
	Personal loans	1,431,105	476,917
	Credit cards	497,872	241,344
	Other (Note 8.1.)	1,131,315	779,237
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	101,744	72,861
	less: Unposted payments	(139)	(6,050)
	less: Unearned discount	(11,505)	(10,411)
	less: Allowances (Note 4.)	(208,581)	(247,532)

		6,527,105	3,427,120

Jorge H. Brito
Chairperson

		12/31/2006	12/31/2005

D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	119,954	99,672
	Amounts receivable from spot and forward sales pending settlement	213,605	395,980
	Securities and foreign currency receivable from spot and forward purchases pending settlement	140,717	236,609
	Premiums on options taken	868	32
	Unlisted corporate bonds (Note 5.)	12,661	927
	Receivables from forward transactions without delivery of underlying asset	110	6
	Other receivables not covered by debtors classification standards (Note 8.2.)	557,870	326,658
	Other receivables covered by debtors classification standards (Note 5.)	47,108	48,516
	less: Allowances (Note 4.)	(178,319)	(27,600)

		914,574	1,080,800

E.	ASSETS SUBJECT TO FINANCIAL LEASES
	Assets subject to financial leases (Note 5.)	282,129	146,265
	less: Allowances (Note 4.)	(3,489)	(1,470)

		278,640	144,795

F.	INVESTMENTS IN OTHER COMPANIES
	In financial institutions	429	423
	Other	11,116	14,586
	less: Allowances (Note 4.)	(1,172)	(1,304)

		10,373	13,705

G.	OTHER RECEIVABLES
	Receivables from sale of assets (Note 5.)	26,330	10,747
	Minimum presumed income tax - Tax Credit	47,780	53,593
	Other (Note 8.3.)	155,038	114,149
	Accrued interest and adjustments receivable on receivables from sale of assets (Note 5.)	302	11,767
	Other accrued interest and adjustments receivable	66	48
	less: Allowances (Note 4.)	(36,153)	(18,246)

		193,363	172,058

H.	BANK PREMISES AND EQUIPMENT, NET	336,251	223,540

I.	OTHER ASSETS	202,765	174,659

J.	INTANGIBLE ASSETS
	Goodwill	81,164	1,646
	Organization and development costs	110,015	68,445

		191,179	70,091

K.	ITEMS PENDING ALLOCATION	859	873

TOTAL ASSETS		14,504,972	9,487,822

Jorge H. Brito
Chairperson

		12/31/2006	12/31/2005

LIABILITIES
L.	DEPOSITS (Note 6.)
	From the non-financial government sector	1,295,630	822,687
	From the financial sector	5,078	5,208
	From the non-financial private sector and foreign residents
	Checking accounts	1,876,232	1,036,175
	Savings accounts	2,097,362	1,100,633
	Time deposits	4,380,981	3,222,011
	Investment accounts	18,836	29,826
	Other (Note 8.4.)	360,195	292,767
	Accrued interest, adjustments, foreign exchange and quoted price differences payables	36,703	56,019

		10,071,017	6,565,326

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina (Note 6.)
	Other	386,089	206,352
	Banks and international Institutions (Note 6.)	176,687	154,006
	Amounts payable for spot and forward purchases pending settlement	132,434	108,682
	Securities and foreign currency to be delivered under spot and forward sales pending settlement	217,066	429,714
	Premiums on options sold	868	18
	Financing received from Argentine financial Institutions (Note 6.)	47,982	25,154
	Payables for forward transactions without delivery of underlying asset		64
	Other (Note 6. and 8.5.)	250,091	186,371
	Accrued interest, adjustments, foreign exchange and quoted price differences payables (Note 6.)	25,899	32,802

		1,237,116	1,143,163

N.	OTHER LIABILITIES
	Dividends payable	662
	Profesional fees	9
	Other (Note 8.6.)	188,260	98,628

		188,931	98,628

O.	PROVISIONS (Note 4.)	104,870	178,150

P.	SUBORDINATED CORPORATE BONDS (Note 6.)	507,844	12,047

Q.	ITEMS PENDING ALLOCATION	2,052	854

	MINORITY INTERESTS IN SUBSIDIARIES	78,165	80

	TOTAL LIABILITIES	12,189,995	7,998,248

	SHAREHOLDERS’ EQUITY	2,314,977	1,489,574

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		14,504,972	9,487,822

Jorge H. Brito
Chairperson

	12/31/2006	12/31/2005

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS	10,333,170	6,457,675

Contingent	3,286,537	2,199,058
Loans borrowed (unused amounts)		164,709
Guarantees received	2,718,097	1,848,718
Other not covered by debtors classification standards	459
Contingent debit-balance contra accounts	567,981	185,631
Control	6,041,123	3,821,348
Receivables classified as irrecoverable	879,769	818,433
Other (Note 8.7.)	5,028,310	2,920,865
Control debit-balance contra accounts	133,044	82,050
Derivatives	574,775	437,269
Notional value of call options taken	159,804
Notional value of put options taken	50,649	133,456
Notional value of forward transactions without delivery of underlying asset		15,301
Derivatives debit-balance contra accounts	364,322	288,512
Trust activity	430,735
Trust funds	430,735
CREDIT-BALANCE ACCOUNTS	10,333,170	6,457,675

Contingent	3,286,537	2,199,058
Unused portion of loans granted, covered by debtors classification standards (Note 5.)	9,120	20,118
Guarantees provided to the Central Bank of Argentina	180,908
Other guarantees provided covered by debtors classification standards (Note 5.)	243,057	94,402
Other guarantees provided not covered by debtors classification standards	43,289	1,474
Other covered by debtors classification standards (Note 5.)	91,607	69,637
Contingent credit-balance contra accounts	2,718,556	2,013,427
Control	6,041,123	3,821,348
Checks to be credited	133,044	82,050
Control credit-balance contra accounts	5,908,079	3,739,298
Derivatives	574,775	437,269
Notional value of call options sold	91,071	120,886
Notional value of put options sold	245,675	112,423
Notional value of forward transactions without delivery of underlying asset	27,576	55,203
Derivatives credit-balance contra account	210,453	148,757
Trust activity	430,735
Trust activity credit-balance contra accounts	430,735

Note: The accompanying notes 1 through 9 to the consolidated financial statements and the exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF INCOME
FOR THE FISCAL YEARS
ENDED DECEMBER 31, 2006, AND 2005
(Translation of financial statements originally issued in Spanish -
See Note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

		12/31/2006	12/31/2005

A.	FINANCIAL INCOME
	Interest on cash and due from banks	11,682	4,080
	Interest on loans to the financial sector	16,720	5,320
	Interest on overdrafts	120,040	53,953
	Interest on documents	56,988	32,157
	Interest on mortgage loans	48,506	29,655
	Interest on pledged loans	43,038	26,160
	Interest on credit card loans	30,969	18,233
	Interest on other loans	259,801	121,062
	Interest on other receivables from financial intermediation	15,050	19,901
	Income from government and private securities, net (Note 8.8.)	324,178	156,158
	Income from guaranteed loans - Presidential Decree No. 1,387/01	29,898	28,625
	CER (Benchmark Stabilization Coefficient) adjustment	84,951	185,421
	CVS (Salary Variation Coefficient) adjustment	1,947	1,987
	Other (Note 8.9.)	111,491	67,138

		1,155,259	749,850

B.	FINANCIAL EXPENSE
	Interest on checking accounts	9,475	2,647
	Interest on savings accounts	6,736	4,302
	Interest on time deposits	233,697	106,486
	Interest on financing from the financial sector	802	980
	Interest on other liabilities from financial intermediation	14,672	13,839
	Other interest	14,427	13,288
	Net loss from options	371	1,017
	CER adjustment	55,732	117,048
	Other (Note 8.10.)	59,037	43,569

		394,949	303,176

	GROSS INTERMEDIATION MARGIN - GAIN	760,310	446,674

C.	PROVISION FOR LOAN LOSSES	59,773	70,309

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	35,962	19,171
	Related to deposits	297,256	199,970
	Other fees	19,567	12,866
	Other (Note 8.11.)	99,835	71,134

		452,620	303,141

Jorge H. Brito
Chairperson

		12/31/2006	12/31/2005

E.	SERVICE-CHARGE EXPENSE
	Fees	45,949	31,214
	Other (Note 8.12.)	47,374	28,296

		93,323	59,510

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	396,338	254,821
	Directors’ and statutory auditors’ fees	14,362	14,142
	Other professional fees	39,670	26,104
	Advertising and publicity	31,866	22,668
	Taxes	9,008	5,808
	Other operating expenses (Note 8.13.)	144,040	104,826
	Other	17,173	14,657

		652,457	443,026

	NET INCOME FROM FINANCIAL INTERMEDIATION	407,377	176,970

G.	OTHER INCOME
	Income from long-term investments	289	2,724
	Penalty interest	5,553	3,167
	Recovered loans and allowances reversed	192,508	168,064
	CER adjustments	283	191
	Other (Note 8.14.)	35,786	44,355

		234,419	218,501

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank ok Argentina	38	33
	Charges for other receivables uncollectibility and other allowances	26,713	39,177
	CER adjustments		3
	Amortization of differences from amparos	19,477	14,100
	Other (Note 8.15.)	91,089	45,370

		137,317	98,683

	MINORITY INTERESTS	(3,220)	(27)

	NET INCOME BEFORE INCOME TAX	501,259	296,761

I.	INCOME TAX	76,961	34,042

	NET INCOME FOR THE FISCAL YEAR	424,298	262,719

these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE FISCAL YEARS
ENDED DECEMBER 31, 2006, AND 2005
(Translation of financial statements originally issued in Spanish -
See Note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	12/31/2006	12/31/2005

CHANGES IN CASH
Cash and cash equivalents at the beginning of the fiscal year	1,189,129	1,372,261
Increase/(Decrease) in cash and cash equivalents	1,437,779	(183,132)

Cash and cash equivalents at the end of the fiscal year	2,626,908	1,189,129

CAUSES OF CHANGES IN CASH
Cash provided by operations
Financial income collected	1,181,118	792,872
Service-charge income collected	452,627	302,738
Financial expense paid	(410,354)	(284,936)
Service-charge expense paid	(92,069)	(59,193)
Administrative expenses paid	(599,435)	(406,821)

Subtotal	531,887	344,660

Other sources of cash
Net decrease in government and private securities	628,496
Net decrease in other receivables from financial intermediation	646,052	529,526
Net increase in deposits	1,541,983	1,252,599
Net increase in other liabilities (1)	520,492
Capital increase	469,500
Other sources of cash (2)	560,562	44,298

Subtotal	4,367,085	1,826,423

Total sources of cash	4,898,972	2,171,083

Uses of cash
Net increase in government and private securities		706,893
Net increase in loans	2,052,258	573,255
Net increase in other assets	394,844	238,629
Net decrease in other liabilities from financial intermediation	786,790	775,326
Net decrease in other liabilities		1,667
Cash dividends	68,395	30,447
Other uses of cash	158,906	27,998

Total uses of cash	3,461,193	2,354,215

Increase/(Decrease) in cash and cash equivalents	1,437,779	(183,132)

(1)	Including the effect deriving from the issuance of Subordinated Corporate Bonds mentioned in note 10.c.1) to the stand-alone financial statements of Banco Macro S.A.

(2)	Including 150,190 and 261,787 related to Banco del Tucumán S.A.’s cash received on May 5, 2006, and Nuevo Banco Bisel S.A.’s cash received on August 11, 2006, respectively.

Note:

The accompanying notes 1 through 9 to the consolidated financial statements and the exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENT OF DEBTORS BY SITUATION
AS OF DECEMBER 31, 2006, AND 2005
(Translation of financial statements originally issued in Spanish -
See Note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	12/31/2006	12/31/2005

COMMERCIAL
In normal situation	4,004,780	2,353,068

With Senior “A” guarantees and counter-guarantees	26,037	35,629
With Senior “B” guarantees and counter-guarantees	339,078	247,396
Without Senior guarantees or counter-guarantees	3,639,665	2,070,043
Subject to special monitoring
In observation	26,651	16,856

With Senior “B” guarantees and counter-guarantees	6,058	1,894
Without Senior guarantees or counter-guarantees	7,762	14,962
In negotiation or with refinancing agreements
Without Senior guarantees or counter-guarantees	12,831
Troubled	24,944	17,153

With Senior “A” guarantees and counter-guarantees	3,371	3,238
With Senior “B” guarantees and counter-guarantees	3,050	2,877
Without Senior guarantees or counter-guarantees	18,523	11,038
With high risk of insolvency	16,267	24,269

With Senior “B” guarantees and counter-guarantees	7,310	8,408
Without Senior guarantees or counter-guarantees	8,957	15,861
Irrecoverable	24,608	82,832

With Senior “A” guarantees and counter-guarantees		380
With Senior “B” guarantees and counter-guarantees	10,973	14,884
Without Senior guarantees or counter-guarantees	13,635	67,568
Irrecoverable according to Central Bank’s rules		8,430

With Senior “B” guarantees and counter-guarantees		5,476
Without Senior guarantees or counter-guarantees		2,954

Subtotal Commercial	4,097,250	2,502,608

Jorge H. Brito
Chairperson

(Continued)

CONSOLIDATED STATEMENT OF DEBTORS BY SITUATION
AS OF DECEMBER 31, 2006, AND 2005
(Translation of financial statements originally issued in Spanish -
See Note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	12/31/2006	12/31/2005

CONSUMER
Performing	3,230,190	1,478,001

With Senior “A” guarantees and counter-guarantees	18,384	16,852
With Senior “B” guarantees and counter-guarantees	759,573	483,022
Without Senior guarantees or counter-guarantees	2,452,233	978,127
Inadequate compliance	38,965	20,613

With Senior “A” guarantees and counter-guarantees	30	2
With Senior “B” guarantees and counter-guarantees	11,198	8,526
Without Senior guarantees or counter-guarantees	27,737	12,085
Deficient compliance	22,345	9,954

With Senior “B” guarantees and counter-guarantees	5,227	3,804
Without Senior guarantees or counter-guarantees	17,118	6,150
Difficult recovery	20,591	11,674

With Senior “B” guarantees and counter-guarantees	3,525	4,380
Without Senior guarantees or counter-guarantees	17,066	7,294
Irrecoverable	34,574	53,250

With Senior “A” guarantees and counter-guarantees	249	866
With Senior “B” guarantees and counter-guarantees	15,406	24,151
Without Senior guarantees or counter-guarantees	18,919	28,233
Irrecoverable according to Central Bank’s rules	4,085	931

With Senior “B” guarantees and counter-guarantees	390	675
Without Senior guarantees or counter-guarantees	3,695	256

Subtotal Consumer	3,350,750	1,574,423

Total	7,448,000	4,077,031

Note: The accompanying notes 1 through 9 to the consolidated financial statements and the exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together

Jorge H. Brito
Chairperson

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section33 - Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, AND 2005
(Figures stated in thousands of pesos)

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

According to the procedures provided in Central Bank Communiqué “A” 2,227, as supplemented, and FACPCE Technical Resolution No. 21, the Bank has made a line-by-line consolidation of its balance sheets as of December 31, 2006, and 2005, and the statements of income and cash flows for the years then ended, with those of the subsidiaries detailed below, for the years then ended:

	Shares			Percentage of		Value estimated by the equity method

Company	Type	Number		Capital stock	Possible votes

Nuevo Banco Suquía S.A.	Common	303,700,000		99.984%	99.984%	730,107	(a)
Nuevo Banco Bisel S.A. (b) y (i)	Common	650,650,000		71.400%	77.000%	653,180
Banco del Tucumán S.A. (i)	Common	175,479	(c)	79.836%	79.836%	42,570
Sud Bank & Trust (d)	Common	9,816,899		99.999%	99.999%	108,255
Macro Securities S.A. Sociedad de Bolsa (e)	Common	940,500		99.000%	99.000%	12,462
Sud Inversiones & Análisis S.A.	Common	2,297,263	(f)	98.000%	98.000%	4,977
Macro Fondos S.G.F.C.I. S.A.(g)	Common	47,750		19.100%	19.100%	686
Macro Valores S.A.	Common	249,868	(h)	99.950%	99.950%	422
Red Innova Administradora de Fondos de Inversión S.A. (i)	Common	2,744		51.000%	51.000%	301

(a)	Net of negative goodwill for 483.

(b)	Banco Macro S.A. has an indirect equity interest in such bank of 21.33% in the capital stock and 23% in voting rights (through the subsidiary Nuevo Banco Suquía S.A.).

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section33 - Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, AND 2005
(Figures stated in thousands of pesos)

(c)	As of the date of issuance of these financial statements, Banco Macro S.A. increased its equity interest in Banco del Tucumán S.A. (see also note 2.6 to the Bank’s stand-alone financial statements).

(d)	Sud Bank & Trust consolidates with Sud Asesores (ROU) S.A. (voting rights: 100%, equity interest: 267).

(e)

Banco Macro S.A. has an indirect equity interest of 1% in Macro Securities S.A. Sociedad de Bolsa (through its subsidiary Sud Inversiones & Análisis S.A.), in addition to the direct equity interest of 99% in such company.

(f)	On January 11, 2007, the IGJ approved the registration of a capital increase for 2,144, as resolved by the Shareholders’ Meeting held on July 5, 2005.

(g)	Consolidated through S.I.A.S.A., its Parent Company (interest in capital stock and voting rights: 80.90%).

(h)

The effect of 1,618,852 shares to be received from the increase in capital stock and the simultaneous redemption of 2,718,274 shares as a result of the voluntary reduction in capital stock are considered. Such transactions were approved by the general special unanimous shareholders’ meeting of Macro Valores S.A. held on June 30, 2006.  As of the issuance date of these financial statements, the registration of the increase and the voluntary reduction in capital stock was still pending at the IGJ (a regulatory agency for Argentine business associations).

(i)	Consolidated companies only as of December 31, 2006 (see notes 2.6, 2.7 and 2.8 to the Bank’s stand-alone financial statements).

The receivables/payables and transactions between the institutions were eliminated in the consolidation process.

Furthermore, prior to consolidation, the financial statements of Sud Bank & Trust Company Limited (consolidated with Sud Asesores (ROU) S.A.) and Red Innova Administradora de Fondos de Inversión S.A. were adapted to the professional accounting standards effective in the City of Buenos Aires and the Central Bank rules.  Also, as they are originally stated in US dollars and Uruguayan pesos, respectively, they were translated into pesos following the procedures indicated below:

a)

Assets and liabilities were translated at the reference exchange rate or the exchange rate reported by the Central Bank’s trading room and effective for the foreign currency at the closing of transactions on the last business day of the years ended December 31, 2006, and 2005.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section33 - Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, AND 2005
(Figures stated in thousands of pesos)

b)

Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

d)

The amounts of the accounts in the statement of income for the years ended December 31, 2006, and 2005, were translated into pesos, as described in (a) above. In both cases, the difference between the sum of the amounts thus obtained and lump-sum income (loss) for each year (difference between retained earnings at beginning of year and retained earnings at year-end) was recorded in “Other income – Income from long-term investments” and “Financial income – Other” or “Financial expense – Other”, as the case may be, in the stand-alone and consolidated financial statements, respectively.

The main figures included in the consolidated financial statements arising from the figures of Sud Bank and Trust Company Limited (consolidated with Sud Asesores R.O.U. S.A.) and Red Innova Administradora de Fondos de Inversión S.A. as of December 31, 2006, considering the translation process mentioned above are as follows:

- Sud Bank and Trust Company Limited (consolidated with Sud Asesores R.O.U. S.A.):

	In thousands of USD	In thousands of Ps

Assets	164,465	504,826
Liabilities	129,197	396,571

Shareholders’ equity	35,268	108,255

- Red Innova Administradora de Fondos de Inversión S.A.:

	In thousands of UYU	In thousands of Ps

Assets	4,973	627
Liabilities	291	37

Shareholders’ equity	4,682	590

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section33 - Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, AND 2005
(Figures stated in thousands of pesos)

The table below shows the assets, liabilities, shareholders’ equity and income (loss) of Banco Macro S.A. and each one of its subsidiaries as of December 31, 2006:

	Banco Macro S.A.	Nuevo Banco Suquía S.A.	Nuevo Banco Bisel S.A.	Banco del Tucumán S.A.	Sud Bank & Trust Company Limited (1)	Other subsidiaries (2)	Eliminations	Banco Macro S.A. (consolidated)

Assets	9,450,191	3,701,554	2,867,936	938,368	504,826	86,854	3,044,757	14,504,972
Liabilities	7,135,214	2,970,844	1,952,747	885,046	396,571	68,176	1,218,603	12,189,995
Shareholders’ equity	2,314,977	730,710	915,189	53,322	108,255	18,678	1,826,154	2,314,977
Income (loss)	424,298	257,031	65,079	13,256	4,617	3,592	343,575	424,298

(1)	Figures related to Sud Bank & Trust consolidated with Sud Asesores (ROU) S.A.

(2)

Figures related to the subsidiaries Macro Securities S.A. Sociedad de Bolsa, Sud Inversiones & Análisis S.A. (consolidated with Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A.), Macro Valores S.A. and Red Innova Administradora de Fondos de Inversión S.A.

2.	VALUATION METHODS

The financial statements of the Bank’s subsidiaries have been prepared based on methods similar to those applied by the Bank to prepare its own financial statements, with respect to assets and liabilities valuation and disclosure, income (loss) measurement and restatement procedures, as explained in note 3 to the Bank’s stand-alone financial statements.

3.	RESTRICTED ASSETS

Certain assets are restricted as follows:

	3.1.	Nuevo Banco Suquía S.A.:

a)

As of December 31, 2006, and 2005, Nuevo Banco Suquía S.A. had provided in guarantee 5,913 and 4,831, respectively, regarding credit card transactions, and 1,088 and 1,573, respectively, for other security deposits.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section33 - Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, AND 2005
(Figures stated in thousands of pesos)

b)

As of December 31, 2006, and 2005, Nuevo Banco Suquía S.A. recorded 37,011 and 28,370, respectively, in the “Other receivables from financial intermediation – Central Bank” account related to the amounts in the special guarantee checking accounts with the Central Bank for transactions related to the electronic clearing houses and similar ones.

c)

As of December 31, 2005, Nuevo Banco Suquía S.A. had provided the Class “A” Bond Certificate of Participation in the Suquía Trust as guarantee for the loan granted by the Central Bank to such bank to purchase “Argentine Government Bonds 2005, 2007 and 2012,” which would be used for the deposit exchange option exercised by the holders of deposits with Nuevo Banco Suquía S.A.  This guarantee covered principal, adjustments and interest up to the maximum amount of 178,056.

The Central Bank accepted the exchange of this guarantee for Guaranteed Loans and registered mortgage bills. As of December 31, 2006, these guarantees amounted to 205,341 in Guaranteed Loans and 25,659 in registered mortgage bills.

As of December 31, 2006, and 2005, such loan amounted to 203,437 and 216,197, respectively.

3.2.	Banco del Tucumán S.A.:

a)

As of December 31, 2006, Banco del Tucumán S.A. recorded 14,305 in the “Other receivables from financial intermediation – Central Bank” account related to the amounts in the special guarantee checking accounts with the Central Bank for transactions related to the electronic clearing houses and similar transactions.

	b)	As of December 31, 2006, Banco del Tucumán S.A. recorded 343 under “Other receivables – Other – Security deposits” to secure credit card transactions.

3.3.	Nuevo Banco Bisel S.A.:

a)

As of December 31, 2006, Nuevo Banco Bisel S.A. continued to keep as security the prepayments for the acquisition of Argentine Government Bonds (section 14, Presidential Decree 905/02, “Canje I”) for an amount of 180,908. To secure the prepayments of the Boden exchange, Nuevo Banco Bisel S.A. transferred in favor of the Central Bank BODEN 2007 for a face value of Ps. 131,197,500, Guaranteed Loans for a face value of Ps. 61,861,822, and Book-entry Mortgage Bills for a face value of Ps. 29,667,837 with a book value of 221,329 as of December 31, 2006.

b)

As of December 31, 2006, Nuevo Banco Bisel S.A. recorded 8,648 in the “Other receivables from financial intermediation – Central Bank” account related to the amounts in the special guarantee checking accounts with the Central Bank for transactions related to the electronic clearing houses and similar transactions.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section33 - Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, AND 2005
(Figures stated in thousands of pesos)

c)

As of December 31, 2006, Nuevo Banco Bisel S.A. included under “Other receivables” the Credit Card Managers Guarantee Fund for an amount of 5,542, funds to guarantee expenses and financial trusts liquidity for 1,137. In addition, it included 200 which was withheld by the purchaser for the sale of Bisel Servicios S.A. and 140 related to other minor guarantees. The real estate belonging to the branch in Villa María, Province of Córdoba, located at Hipólito Irigoyen 31, is pledged pursuant to the “Asociación Mutual Ferroviaria v. Banco Independencia” case, the book value of which amounted to 496 as of December 31, 2006.

d)

As of December 31, 2006, Nuevo Banco Bisel S.A. included under “Other receivables” receivables from foreign correspondents for 7,417, acquired from Bisel trust and subject to attachments against  former Banco Bisel S.A., although these accounts are part of the assets excluded from former Banco Bisel S.A. as per Resolution 580/02 of the Central Bank Board of Governors.

	3.4.	Macro Securities S.A. Sociedad de Bolsa:

a)

As of December 31, 2006, and 2005, the two shares in Mercado de Valores de Buenos Aires S.A., which are disclosed in the “Investments in other companies” account in the amount of 1,452 (owned by Macro Securities S.A. Sociedad de Bolsa), are pledged in favor of “La Buenos Aires Cía. Argentina de Seguros S.A.” under the insurance agreement entered into by the company that issued such shares to cover the security granted in connection with Macro Securities S.A. Sociedad de Bolsa’s failure to comply with its obligations.

b)

Investments in Tunas del Chaco S.A., Emporio del Chaco S.A. y Campos del Chaco S.A. (formerly Proposis S.A.) in the amount of 775, 725 and 618, respectively, under the deferment of federal taxes, subscribed in accordance with the promotion system established by Law No. 22,021, as amended by Law No. 22,702, which provides that the investment must be kept in assets for a term not shorter than five years starting on January 1 of the year subsequent to that when the investment was made (investment year: 2003).

For further information see note 7 to the Bank’s stand-alone financial statements.

4.	CHANGES IN ALLOWANCES AND PROVISIONS

The following are the changes in the Bank’s allowances and provisions consolidated with its subsidiaries:

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section33 - Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, AND 2005
(Figures stated in thousands of pesos)

	Balances at beginning of fiscal year		Decreases		Balances at end of fiscal year
		Increases (1)
			Write off	Reversals

Allowances
For government and private securities	512		474	9	29
For loans	247,532	102,538	132,926	8,563	208,581
For other receivables from financial intermediation	27,600	173,581	6,688	16,174	178,319
For assets subject to financial leases	1,470	2,054	19	16	3,489
For investments in other companies	1,304	18		150	1,172
For other receivables	18,246	27,068	8,694	467	36,153

Total	296,664	305,259	148,801	25,379	427,743

Provisions
For contingent commitments	2,076	7		409	1,674
For negative goodwill	73,595			73,112	483
For other contingencies	102,479	60,003	58,213	2,052	102,217
For severance pay		1,000	504		496

Total	178,150	61,010	58,717	75,573	104,870

(1) Including the amounts of existing allowances and provisions upon the acquisition of Banco del Tucumán S.A. and Nuevo Banco Bisel S.A.

5.	BREAKDOWN FINANCING BY TERMS

The following is the breakdown by term of the Bank’s financing consolidated with its subsidiaries:

	Maturity

Item	Up to 12 months	Over 12 months	Total

To the non-financial government sector	63,524	724,785	788,309
To the financial sector	434,568	4,576	439,144
To the non-financial private sector and foreign residents	4,221,806	1,998,741	6,220,547

Total	4,719,898	2,728,102	7,448,000

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section33 - Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, AND 2005
(Figures stated in thousands of pesos)

6.	BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND SUBORDINATED CORPORATE BONDS BY TERM

The following is the breakdown of the Bank’s deposits, other liabilities from financial intermediation and subordinated corporate bonds consolidated with its subsidiaries by term:

	Maturity

Item	Up to 12 months	Over 12 months	Total

Deposits	10,070,338	679	10,071,017

Other liabilities from financial intermediation
Central Bank of Argentina	69,085	317,026	386,111
Banks and International Institutions	28,908	153,475	182,383
Financing received from Argentine financial institutions	27,721	40,437	68,158
Other	250,096		250,096

	375,810	510,938	886,748

Subordinated corporate bonds	45,150	462,694	507,844

Total	10,491,298	974,311	11,465,609

7.	DERIVATIVE FINANCIAL INSTRUMENTS

The following is the breakdown of the volumes in absolute values of transactions effective as of December 31, 2006, according to the type of derivative financial instrument involved in transactions performed by the Bank and its subsidiaries (see note 11 to the Bank’s stand-alone financial statements):

Type of contract / underlying asset	Amount

Futures / foreign currency	61,280
Futures / government securities	192,052
Options / foreign currency	80,918
Options / Boden coupons	126,330
Options / other	339,951
Forward / government securities	85,819

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section33 - Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, AND 2005
(Figures stated in thousands of pesos)

In addition, positions of transactions effective as of December 31, 2006, are as follows:

	–	Net position of repurchase agreements: 12,532 (asset).
	–	Position of forward government securities transactions: 85,819 (liability).
	–	Net position of forward foreign-currency transactions: 6,128 (asset).
	–	Position of stock call options taken: 119,345 (a)
	–	Position of foreign currency call options taken: 40,459
	–	Position of trust debt securities call options sold: 50,612 (b)
	–	Position of stock put options sold: 119,345 (a)
	–	Position of foreign currency call options sold: 40,459
	–	Position of trust debt securities call options taken: 50,649 (b)
	–	Position of put options sold on Boden 2007, 2012 and 2013 coupons (Presidential Decrees Nos. 905/02 and 1,836/02): 126,330 (c)

	(a)	See note 11.a) to the Bank’s stand-alone financial statements.
	(b)	See note 11.b) to the Bank’s stand-alone financial statements.
	(c)	See note 11.c) to the Bank’s stand-alone financial statements.

8.	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income consolidated with subsidiaries is as follows:

		12/31/2006	12/31/2005

8.1)	Loans - Other

	Other loans	629,929	671,548
	Export financing and prefinancing	499,595	37,924
	Documentary credits	1,791	791
	Government securities		68,974

		1,131,315	779,237

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section33 - Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, AND 2005
(Figures stated in thousands of pesos)

		12/31/2006	12/31/2005

8.2)	Other receivables from financial intermediation – Other receivables not covered by debtors classification standards

	Certificates of participation in financial trusts	448,710	187,318
	Debt securities in financial trusts	90,133	124,700
	Unaccrued premiums on repurchase agreements	1,518	7,614
	Other	17,509	7,026

		557,870	326,658

8.3)	Other receivables - Other

	Sundry receivables	67,332	46,198
	Security deposits	30,971	22,254
	Tax prepayments	29,997	16,294
	Advance payments	25,705	21,643
	Federal Government Bonds receivable		5,193
	Other	1,033	2,567

		155,038	114,149

8.4)	Deposits - Other

	Balances of accounts without movements	182,990	185,379
	Unemployment fund for workers of the building industry	33,984	18,577
	Special deposits related to inflows of foreign funds	14,002
	Security deposits	9,908	7,869
	Orders payable	1,972	786
	Rescheduled deposits to be exchanged for government securities		12,306
	Other	117,339	67,850

		360,195	292,767

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section33 - Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, AND 2005
(Figures stated in thousands of pesos)

		12/31/2006	12/31/2005

8.5)	Other liabilities from financial intermediation - Other

	Collections and other transactions on account and behalf of others	59,508	34,392
	Other withholdings and additional withholdings	48,653	25,603
	Miscellaneous not subject to minimum cash requirements	46,388	64,480
	Purchase financing payables	34,749	24,159
	Other payment orders pending settlement	17,323	21,194
	Retirement pension payment orders pending settlement	14,139	5,283
	Miscellaneous subject to minimum cash requirements	3,441	1,556
	Miscellaneous	25,890	9,704

		250,091	186,371

8.6)	Other liabilities - Other

	Taxes payable	100,043	42,572
	Miscellaneous payables	47,168	28,089
	Salaries and payroll taxes payable	26,333	15,063
	Withholdings on salaries to be paid over	5,375	4,119
	Prepayment for the sale of assets	4,581	5,412
	Other items	4,760	3,373

		188,260	98,628

8.7)	Memorandum accounts – Debit-balance accounts – Control – Other

	Checks and securities in custody	4,153,895	2,318,036
	Managed portfolio	493,783	394,371
	Checks and securities to be debited	199,141	124,808
	Checks and securities to be collected	63,843	58,150
	Other	117,648	25,500

		5,028,310	2,920,865

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section33 - Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, AND 2005
(Figures stated in thousands of pesos)

		12/31/2006	12/31/2005

8.8)	Financial income – Net income from government and private securities

	Income from government securities	276,561	130,149
	Income from certificates of participation in financial trusts	27,271	20,699
	Other	20,346	5,310

		324,178	156,158

8.9)	Financial income – Other

	Foreign currency exchange difference	44,626	31,659
	Income from assets subject to financial lease	34,442	13,447
	Interest on loans for export prefinancing and financing	17,576	1,826
	Premiums on reverse repurchase agreements with the financial sector	8,576	8,694
	Premiums on other reverse repurchase agreements	5,524	5,255
	Income from other receivables from financial intermediation		5,698
	Other	747	559

		111,491	67,138

8.10)	Financial expense – Other

	Turnover tax	29,377	12,718
	Contribution to the guarantee fund	12,753	9,701
	Premiums on repurchase agreements with the financial sector	8,858	7,341
	Valuation allowance of loans to the government sector – Central Bank Communiqué “A” 3,911	5,595	11,545
	Other	2,454	2,264

		59,037	43,569

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section33 - Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, AND 2005
(Figures stated in thousands of pesos)

		12/31/2006	12/31/2005

8.11)	Service-charge income - Other

	Debit and credit card income	49,261	32,431
	Rental of safe deposit boxes	8,467	5,712
	Other	42,107	32,991

		99,835	71,134

8.12)	Service-charge expense - Other

	Debit and credit card expense	20,773	11,093
	Turnover tax	19,065	12,659
	Other	7,536	4,544

		47,374	28,296

8.13)	Administrative expenses – Other operating expenses

	Depreciation of bank premises and equipment	29,230	19,218
	Maintenance, conservation and repair expenses	25,209	17,649
	Security services	25,003	16,367
	Electric power and communications	22,912	17,163
	Leases and rentals	14,123	9,889
	Amortization of organization and development costs	13,263	12,588
	Stationery and office supplies	9,046	7,976
	Insurance	5,254	3,976

		144,040	104,826

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section33 - Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, AND 2005
(Figures stated in thousands of pesos)

		12/31/2006	12/31/2005

8.14)	Other income – Other

	Gain on transactions or sale of bank premises and equipment, and other assets	12,390	9,654
	Sale of guaranteed loans	4,992	6,236
	Other adjustments and interest on other receivables	2,817	1,745
	Credit cards	1,378	2,657
	Leases and rentals	524	970
	Certifications	398	754
	Checkbook and statement issuance fees	112	2,731
	Tax deferral		1,413
	Other	13,175	18,195

		35,786	44,355

8.15)	Other expense – Other

	Tax on bank account transactions	17,416	11,350
	Corporate bonds placement expenses	13,558
	Commissions of the placing agent for the public offering of shares	12,167
	Non-computable VAT credit	11,458	8,121
	Shareholders’ personal assets tax	5,507	4,958
	Goodwill amortization	4,766	839
	Loss on transactions or impairment in value of bank premises and equipment, and other assets	3,040	1,759
	Depreciation of other assets	1,748	2,024
	Turnover tax	1,579	1,603
	Donations	1,265	1,014
	Guarantee fund and credit card losses	156	184
	Other	18,429	13,518

		91,089	45,370

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section33 - Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, AND 2005
(Figures stated in thousands of pesos)

9.	TRUST ACTIVITIES

	9.1.	Sud Inversiones y Análisis S.A.

		a)	Transporte Automotor Plaza S.A. trust

On May 7, 1998, Sud Inversiones y Análisis S.A., Transporte Automotor Plaza S.A. and the former Banco Bansud S.A. (currently Banco Macro S.A.), in their capacities as trustee, trustor and beneficiary, respectively, entered into a trust agreement to secure the guarantee provided by the former Banco Bansud S.A. to the trustor on certain bills of exchange issued for acquiring passenger transportation buses from Scania Latinoamérica Ltda. and whereby the trustor assigned to the Trust:

			–	The rights over the amounts resulting from 15% of income generated per day as a result of the exploitation of public passenger transportation services, and
			–	A daily amount equivalent to the value of the bills to fall due in the six-month period divided by the number of working days of such period.

The Trustee deposits the funds collected as previously mentioned in a trust account. The funds previously mentioned are immediately reimbursed to the trustor provided there are no events of default or delay in the fulfillment of any obligation assumed towards the beneficiary.

Banco Macro S.A. recorded the payments made in relation to the guarantee granted under “Loans”.

Afterwards, on September 25, 2003, it was agreed to restructure such debt, keeping the trust as guarantee for the loan granted. However, the trust did not operate since such date; therefore, no assets or liabilities are recorded.

		b)	Luján trust

On May 20, 2003, a trust agreement was entered into between Federalia S.A. de Finanzas, in its capacity as trustor, and Sud Inversiones y Análisis S.A., in its capacity as trustee, whereby a financial trust named “Luján” was created to sell the corpus assets (real property), and to pay off the certificates of participation issued with the proceeds. For such purpose, certificates of participation were issued in two classes: Class “A” in the amount of 34,800, and class “B”, whose redemption value is subordinate to the actual payment of the full amount of the class “A” certificate of participation, plus any interest and, consequently, will confer the right to the remaining proceeds of the sale.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section33 - Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, AND 2005
(Figures stated in thousands of pesos)

On July 15, 2004, the parties agreed to split class “A” certificates of participation into two certificates of participation, the class “Nuevo A” certificate of participation for 26,542, with a priority right, and class “A Prima” certificate of participation in the amount of 8,258, subordinate to “Nuevo A” certificate of participation.  Subsequently, on October 14 and November 24, 2004, the parties agreed to reduce the Certificate of Participation class “Nuevo A”, which was issued for a face value of 18,507, and increase the face value of the Certificate of Participation class “A PRIMA” to 16,293.

As per the latest financial statements issued by the trust, corpus assets amounted to approximately 49,400.

This trust will end with the settlement of the certificates of participation and/or the sale of corpus assets.

c)	Mypes II (a) trust

On May 26, 2004, Sud Inversiones y Análisis S.A., in its capacity as trustee, entered into a trust agreement with the Federal Executive, through the Ministry of Economy and Production, hereinafter “Trustor-Beneficiary”, the Under-department of Small- and Medium-sized Enterprises belonging to the Ministry of Economy and Production, in its capacity as executor and organizer, whereby an ordinary trust called “Mypes II (a)” was created for the purpose of granting financial assistance to small- and medium-sized enterprises:

The trust is made up of the following corpus assets:

	–	The funds contributed by the Trustor – Beneficiary;
	–	The loans granted by the intermediary financial institutions (IFI’s), which are assigned and discounted by the Trustee; and
	–	The rights and privileges arising from the assignment of receivables as guarantee or pledge in favor of the trust.

The loans that the IFIs will assign to the Trustee will be granted to the Mypes (medium- and small-sized companies) eligible for such financing under the Loan Agreement BID 1,192/OC and the trust agreement.

The trust agreement was amended through Resolution No. 389/2005 issued by the Ministry of Economy and Production to support through credit the increase in the production capacity of micro-, small- and medium-sized companies, for the purpose of improving their market competitiveness and help reduce unemployment.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section33 - Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, AND 2005
(Figures stated in thousands of pesos)

The trust agreement was amended through Resolution No. 967/2006 issued by the Ministry of Economy and Production to improve the credit lie operating capacity.

The first trust will end three years after the date on which the trust was created (first disbursement on September 26, 2005), unless the trustor extends the term.

d)	Northia trust

On December 31, 2004, Sud Inversiones y Análisis S.A., in its capacity as trustee, Laboratorios Northia S.A.C.I.F.I.A., in its capacity as trustor and/or debtor and Banco Macro S.A., in its capacity as beneficiary, entered into a guarantee trust agreement called “Northia trust”, the purpose of which is to guarantee the repayment, when due, of the obligations assumed by the trustor by virtue of the loan granted by Banco Macro S.A.

The trustor assigns and transfers to the trust:

	–	The collection rights derived from the sales of products made (but not yet paid) and those to be made by the trustor in the future;
	–	The amounts the trustor is entitled to collect by virtue of the pharmaceuticals supply and/or production agreements;
	–	The trustor’s collection of its present and future billing;
	–	The amounts that the trustor is entitled to collect for any reason and for whatever items related to and/or directly or indirectly resulting from the trustor’s products or business activities; and
	–	The amounts that the trustor is entitled to collect for any reason whatsoever, either past and/or present and/or future related to the production and sale of its products.

This trust will end with the settlement of the trustor´s obligations mentioned above.

e)	Fenoglio and Desarrollo PI trust

On December 30, 2004, Desarrollo Pi S.A. and an individual subscribed a Shares of Stock Sale Agreement subject to a condition subsequent. The parties have agreed that, until the Court Ruling that is the subject matter of the condition subsequent is entered, the stock purchase price (USD 1,750,000) shall remain deposited in a trust account.

Therefore, on December 30, 2004, Sud Inversiones y Análisis S.A., as trustee, the individual and Desarrollo PI S.A., as beneficiaries, entered into an agreement to create the guarantee trust named “Fenoglio trust”.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section33 - Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, AND 2005
(Figures stated in thousands of pesos)

Subsequently, such Court Ruling was passed on July 29, 2005. The parties signed a fund release agreement on August 5, 2005. Such agreement set forth that, by releasing the residual fund, which occurred on March 13, 2006, the trust was definitively extinguished and liquidated.

Additionally, on December 30, 2004, Sud Inversiones & Análisis S.A., in its capacity as trustee, Desarrollo Pi S.A., in its capacity as trustor and Banco Macro S.A., in its capacity as beneficiary, entered into a guarantee trust agreement called “Desarrollo Pi trust” to guarantee the performance of the obligations assumed by the trustor in favor of the beneficiary pursuant to the loan-for-consumption agreements.

On May 29, 2006, Desarrollo PI S.A. settled all the obligations assumed with Banco Macro S.A., in guarantee of which the referred trust had been created.

On July 19, 2006, the trust was extinguished and liquidated.

f)	Pulte trust

On January 6, 2005, Sud Inversiones y Análisis S.A., in its capacity as trustee, Pulte S.R.L., in its capacity as trustor and Banco Macro S.A., in its capacity as beneficiary, entered into a guarantee trust agreement called “Pulte trust”, the purpose of which is to guarantee the timely performance of the obligations assumed by the trustor by virtue of the loan granted by the beneficiary.

On March 7, 2006, Pulte S.R.L. settled all the obligations assumed with Banco Macro S.A., in guarantee of which the referred trust had been created. The related procedures are being carried out to terminate “Pulte trust” and release corpus assets.

g)	San Isidro trust

On June 4, 2001, Banco Macro S.A.(replaced as from February 25, 2005, by Sud Inversiones y Análisis S.A.), as trustee , and the former Banco República S.A. de Finanzas, as trustor, entered into a trust agreement, whereby the “San Isidro” financial trust was set up. Under such agreement, the trustor assigned the trustee the fiduciary ownership of the property and plot of land located in the San Isidro district, Province of Buenos Aires, in order to realize them and use the proceeds to settle the certificates of participation: class “A”, amounting to USD 2,988,000; class “B” for USD 3,546,000, and class “C” for the remainder. Subsequently, such certificates were switched into pesos a provided by Presidential Decree No. 214/02, as amended and supplemented.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section33 - Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, AND 2005
(Figures stated in thousands of pesos)

As per the latest financial statements issued by the trust, corpus assets amounted to approximately 25,650.

This trust will end with the settlement of the certificates of participation and/or the sale of corpus assets.

h)	Onext financial trust

On May 19, 2005, Banco Macro S.A., Banco Credicoop Cooperativo Limitado, Dalvian House S.A. and Conjunto los Cerros S.A., in their capacities as trustors, Sud Inversiones y Análisis S.A., as trustee, and Dalvian S.A. and Tecan Austral S.A, entered into an agreement whereby “Onext financial trust” was set up, by virtue of which the trustors assigned the following to the Trust:

	–	Banco Macro S.A., the amount of 16,060.
	–	Credicoop, the amount of 16,060.
–

Dalvian House: the plots of land owned, including: a) the right to obtain and use the authorizations and any type of permissions in connection with such plots of land; and b) the price that might be obtained from any sale and/or any other way of legal divestiture of the plots of land, and

–

Conjunto los Cerros: the plots of land owned, including:  a) the right to obtain and use the authorizations and any type of permissions in connection with such plots of land; and b) the price that might be obtained from any sale and/or any other way of legal divestiture of the plots of land.

The purpose of such trust is to settle the debt securities issued by the trust and distribute the remaining corpus assets, if any, among the holders of the certificates of participations in their respective proportions. The Class “A” Debt Certificates were issued for a total face value of 32,120, and the Certificates of Participation were issued for a total face value of 48,947.

On November 7, 2006, in compliance with the trustors’ instructions, Sud Inversiones y Análisis S.A. transferred certain real property to Conjunto los Cerros S.A.  The assets transferred are exchanged for liquid funds, which does not imply issuing new certificates of participation or changing those held by Conjunto los Cerros S.A. in the trust.

As per the latest financial statements issued by the trust, corpus assets amounted to approximately 62,708.

This trust will end with the full settlement of debt securities, unless the holders of certificates of participation decide to extend it.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section33 - Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, AND 2005
(Figures stated in thousands of pesos)

i)	Tucumán trust

On August 31, 2005, Sud Inversiones y Análisis, in its capacity as trustee, Federalia Sociedad Anónima de Finanzas, Maxifarm S.A. and Gabrinel S.A., in their capacity as trustors, and Banco Macro S.A., in its capacity as potential trustor, and the securities holders, in their capacity as beneficiaries, entered into a trust agreement that created the “Tucumán” financial trust, whereby the Trustors assign to the Trust the following debt securities issued by the República trust:

The “Tucumán” trust is aimed at guaranteeing the payment of the certificates of participation issued (class “A” certificate for a total face value of 61,000 and class “B” certificates).

On October 26, 2006, the trust agreement was amended to allow the trustee to exercise the right to purchase “A” debt securities in the República trust, as established by Central Bank Resolution No. 333/99.

As per the latest financial statements issued by the trust, corpus assets amounted to approximately 12,370.

This trust will end with the full settlement of the certificates of participation issued.

j)	Puerto Madero Siete trust

On September 27, 2005, Sud Inversiones y Análisis S.A., in its capacity as trustee, certain shareholders of Banco Macro S.A., and others, in their capacity as trustors, and the holders of securities as beneficiaries, entered into a trust agreement to create “Puerto Madero Siete financial trust”, the purpose of which is to purchase real property (Dock 1, East Side of Puerto Madero) and, potentially, other real property to develop a business plan in the Puerto Madero area, City of Buenos Aires.

The trustors assign and transfer to the trustee the following corpus assets:

	–	Initial contributions;
	–	The additional funds in Argentine pesos and/or foreign currency the beneficiaries may potentially contribute to carry out the business plan; and
–

Any other assets and rights that may be incorporated to the Trust during its performance (the real property, other real property, buildings, facilities and fixtures and any other elements affixed to or planted in the land of the real property or any other real property, any other assets, rights or obligations incorporated into the trust for any reason).

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section33 - Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, AND 2005
(Figures stated in thousands of pesos)

Upon the deposit of the initial and additional contributions, the trustee issued certificates of participation for an equivalent face value, which were originally subscribed by the trustors.

As per the latest financial statements issued by the trust, corpus assets amounted to approximately 202,894.

This trust will end 15 years after the creation thereof.

k)	TST & AF trust

On November 29, 2005, to replace the Trustee of the TST & AF financial trust an agreement was entered into between Austral Financial LLC (formerly known as Tishman Speyer – Citigroup Alternative Investments and Austral Financial LLC), in its capacity as Trustor, First Trust of New York, National Association, Permanent Representation Office in Argentina, in its capacity as Trustee, Sud Inversiones & Análisis, in its capacity as Substitute Trustee and Austral Financial LLC, Proa del Puerto S.A. and Sud Bank and Trust Company Limited, in its capacity as Beneficiaries, whereby the Trustee ratifies its express and irrevocable resignation as trustee, the Beneficiaries ratify the acceptance of the Trustee’s resignation and appoint Sud Inversiones y Análisis S.A. as Substitute Trustee of the Trust.

Sud Inversiones y Análisis S.A. will manage the following assets:

	–	The site located at Block 1, “I”, Dock IV, in Puerto Madero, City of Buenos Aires, intended for the construction of a real estate project; and the rights thereon;
	–	All other assets to be incorporated into the Trust through the subscription of Securities;
	–	All improvements, constructions and facilities incorporated to the Project;
	–	The rights deriving from the Project contracts;
	–	All financial assets held in fiduciary ownership by the Trustee;
	–	Such party’s rights and obligations regarding the documents listed in the agreement;
	–	Name and title to the payments account.

The purpose of the trust is to develop a real estate project and the subsequent sale thereof to settle the debt securities issued.

As per the latest financial statements issued by the trust, corpus assets amounted to approximately 77,713.

This trust will end 30 years after the execution and/or full payment, sale or any other disposition related to the project in full.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section33 - Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, AND 2005
(Figures stated in thousands of pesos)

l)	CIYPSA trust

On January 26, 2006, Sud Inversiones y Análisis S.A., in its capacity as Trustee, Compañía de Inversiones y Participaciones S.A. (CIYPSA)., in its capacity as Trustor and Banco Macro S.A., in its capacity as Beneficiary, entered into a guarantee trust agreement called “CIYPSA trust”, the purpose of which is to guarantee the payment of the obligations assumed by the Trustor towards the Beneficiary.

The Trustor transferred to the Trust all rights and actions to which the Trustor is entitled as purchaser under the three Agreements of Sale that the latter entered into on November 18, 2005, whereby First Trust of NY, N.A., in its capacity as Trustee of the “TST & AF financial trust” trust fund sold to the Trustor the real property situated in Manzana 1 I, Lado Este, Dique IV (Block 1, East Side, Dock IV) of the Puerto Madero area in the City of Buenos Aires.

This trust will end with the settlement of the trustor´s obligations mentioned above.

m)	Edificio Torre Olmos trust

On February 1, 2006, Sud Inversiones y Análisis S.A., in its capacity as Trustee, Grunhaut Construcciones S.A., in its capacity as Trustor and Nuevo Banco Suquía S.A., in its capacity as Beneficiary, entered into a guarantee trust agreement called “Edificio Torre Olmos trust”, the purpose of which is to guarantee the repayment, when due, of the obligations assumed by the Trustor by virtue of the loan granted by the Beneficiary.

The Trustor assigns and transfers to the Trust:

–

The real property, including: (i) the receivables and money resulting from the real property insurance; (ii) the right to obtain and use the authorizations and any type of permissions in connection with the real property; and (iii) any price that might be obtained from the sale and/or any other way of legal divestiture of the real property.

	–	The rights on construction works; and
–

Any other amount the Trustor is entitled to collect: (i) for any reason, item and/or description whatsoever related to and/or derived from, either directly or indirectly, the corpus assets, including commissions, charges and fees; and/or (ii) derived from any activity performed and/or to be performed in connection with the corpus assets.

This trust will end with the settlement of the trustor´s obligations mentioned above.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section33 - Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, AND 2005
(Figures stated in thousands of pesos)

n)	RETUC 1 trust

On March 31, 2006, Sud Inversiones y Análisis S.A., in its capacity as Trustee, and Banco Macro S.A., in its capacity as Trustor, entered into a Financial Trust Agreement called “RETUC 1”, the purpose of which is to administer and manage the collection of certain receivables transferred by the Trustor. Pursuant to the execution of the agreement and the payment of the initial contribution, valued at 2,000, the Trustee issued, for the same nominal value, a Certificate of Participation No. 1, originally subscribed by the Trustor.

The Trustor assigns and transfers to the Trust:

	–	the receivables (to which it assigns a nominal value of 2,000);
	–	all rights, actions, claimable interest and expenses and guarantees over the receivables; and
	–	the right to receive and collect any and all amounts due from or payable by any person related to the loans.

This trust will end with the full settlement of the trust securities or the depletion of corpus assets.

o)	London trust

On May 23, 2006, Sud Inversiones y Análisis S.A., in its capacity as Trustee, London Supply S.A.C.I.F.I., in its capacity as Trustor and/or Ultimate Beneficiary, and Banco Macro S.A. as Beneficiary, entered into a Trust Agreement called “London guarantee trust”.  The purpose of such Trust is to secure the payment of the obligations assumed by the trustor for the loan granted to the beneficiary.

The Trustor assigns and transfers to the Trust:

	–	100% of all current and future collection rights for the airport taxes that the trustor is and will be entitled to collect by virtue of the concession contract;
–

all the amounts that the trustor was entitled to collect for any reason, account and/or item related to and/or deriving from airport taxes, either directly or indirectly, including any difference that the trustor may be entitled to collect as a result of an increase in airport taxes and/or any claim made to recognize a quoted price difference, among others, for the conversion into pesos of the airport taxes that were originally denominated in US dollars; and

	–	all the amounts that the trustor was entitled to collect before the concession grantor for an alleged early termination or concession redemption.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section33 - Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, AND 2005
(Figures stated in thousands of pesos)

This trust will end with the settlement of the trustor´s obligations mentioned above.

p)	San Vicente trust

On June 28, 2006, Sud Inversiones y Análisis S.A., in its capacity as Trustee, Unider Internacional S.A., in its capacity as Trustor, and Banco Macro S.A., in its capacity as Beneficiary, entered into a Guarantee Trust Agreement, the purpose of which is to secure the payment of the obligations assumed by the Trustor by virtue of the agreement to refinance the loan granted by the Beneficiary.

The Trustor assigns and transfers to the Trust the rights on its shares in Cometrans S.A.

This trust will end with the settlement of the trustor´s obligations mentioned above.

q)	Tawer security agreement and trust assignment

On July 7, 2006, Sud Inversiones y Análisis S.A., as Guarantee Depository and Trustee, Tawer Construcciones S.A., as Grantor and Assignor, and Banco Macro S.A., as Beneficiary, entered into a Security and Trust Assignment Agreement to provide a guarantee to the beneficiary regarding the due compliance with the obligations assumed by Tawer.

Assignor transfers to the trust the shares, the additional shares, the proceeds from shares and the rights to which it is entitled with respect to Sud Inversiones y Análisis S.A. as a result of future contributions, creating a guarantee in favor of the Beneficiary.

On October 13, 2006, Tawer Construcciones S.A. settled all the obligations assumed with Banco Macro S.A., for the guarantee of which the referred trust had been created, and the trust assignment thereof was liquidated.

r)	Tucumán I trust

On July 31, 2006, Sud Inversiones y Análisis S.A., as Trustee, and Gasnor S.A., as Trustor, entered into a trust agreement called “Tucumán I financial trust”. The purpose of the trust is to manage the corpus assets detailed below to settle the certificates to be issued:

	–	Receivables from the customer involved regarding the construction of a natural gas distribution network for new customers in the city of San Miguel de Tucumán.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section33 - Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, AND 2005
(Figures stated in thousands of pesos)

	–	The funds resulting from converting the abovementioned items into cash, other liquid assets and other assets and any gain from the abovementioned items
	–	Any other asset acquired by the trust under the terms of the agreement.

In addition, Banco Macro S.A. granted a loan to Gasnor S.A. to finance the abovementioned construction works. According to such loan, Gasnor S.A. may settle its payable be delivering such certificates of deposit to Banco Macro S.A.

This trust will end with the full settlement of the certificates of participation.

s)	Altos de la Calera I trust

On August 7, 2006, Sud Inversiones y Análisis S.A., in its capacity as Trustee, Altos de la Calera S.A., in its capacity as Trustor, Nuevo Banco Suquía S.A., in its capacity as Beneficiary, and certain individuals, as Guarantors, entered into a guarantee trust agreement called “Altos de la Calera I guarantee trust”, the purpose of which is to guarantee the payment of the obligations assumed by the Trustor by virtue of the loan granted by the Beneficiary.

The Trustor assigns and transfers to the Trust all the rights and actions to which the Trustor is entitled -and should collect- over the full or outstanding price of agreements of sale of real property, as detailed in the trust agreement.

This trust will end with the settlement of the guaranteed obligations.

t)	Madcur Construcciones trust

On September 7, 2006, an agreement was entered into between Madcur Construcciones S.A., as Trustor and Ultimate Beneficiary, Sud Inversiones y Análisis S.A., as Trustee, and Hexagon Bank Argentina S.A., as Beneficiary, whereby the Trustor assigned the following to the trust:

	–	Three pieces of real property located in the Rivadavia district in the Province of San Juan.
	–	Five pieces of real property located in the Chimbas district in the Province of San Juan.

The purpose of such trust –for the maximum term of one year- is to manage and sale corpus assets to settle the “beneficiary’s right”. For such purpose, it was determined that the maximum limit of the Beneficiary’s right regarding the corpus assets is the amount of 1,659. Once all expenses have been paid and the Beneficiary’s right has been fully settled, the Trustee will reimburse the remaining funds to the Beneficiary and Ultimate Beneficiary in equal parts.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section33 - Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, AND 2005
(Figures stated in thousands of pesos)

On November 24, 2006, the Beneficiary exercised the option allowed in the trust agreement to receive corpus assets as full and definitive settlement of its right. As of the date of these financial statements, the appropriate actions are being taken.

u)	Racing por Siempre I financial trust

On October 23, 2006, Sud Inversiones y Análisis S.A., as Trustee, and Blanquiceleste S.A., as Contributing Trustor and Contributing Beneficiary, entered into a trust agreement called “Racing por Siempre I financial trust”. The purpose of such Trust is to manage and/or dispose of, under the particular terms of the agreement, the economic rights of professional and/or amateur soccer players, and settle the certificates of participation to be issued.

The Contributing Trustor assigns and transfers in trust to the Trustee:

	–	30% of the economic rights derived from the federative rights to be obtained from transfers of soccer players, contributed to the Trust.
	–	The sums of money deposited by the Trustor in trust accounts.
	–	The economic income derived from the transfer of the economic rights on soccer players contributed to the Trust in the percentage allocated (30%).
	–	The assets and/or rights and/or sums of money contributed by third parties, either natural or artificial persons, nationals or foreigners.
	–	The rights to insured amounts on each player agreed with authorized insurance companies, if appropriate. To such end, insurance policies shall be endorsed by the Trustor in favor of the Trustee.
–

The sums of money resulting from the transfer for any reason and/or sale and/or assignment and/or loan, to any natural or artificial person of the economic rights, regardless of whether federative rights are assigned or not.

On December 20, 2006, the certificate of participation was issued for a face value of USD 1,000,000, Blanquiceleste S.A. becoming the contributing beneficiary.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section33 - Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, AND 2005
(Figures stated in thousands of pesos)

All certificates of participation will be entitled to:

–

Earn interest equal to 180-day LIBOR published by the Central Bank.  Interest will be accrued semiannually only for the first two years when the Trust is effective, provided that no income from sales or loans of soccer players is carried.

	–	Earn income from the sale and/or loan of soccer players, in proportion to their respective holdings, after deducting the funds to set the reserves provided in the trust agreement.

The Trust will end with the expiration of the 5-year term as from its creation or fulfillment of its purpose, whichever first. In addition, the agreement provides the possibility of early termination, fully ratified by the beneficiaries, creditors under security agreements and/or usufructuaries.

v)	Casino Club trust

On November 16, 2006, Sud Inversiones y Análisis S.A., in its capacity as Trustee, and Casino Club S.A. and Casino Rosario S.A., in their capacity as trustors, entered into a trust agreement.  The trust is called Casino Club trust. Banco Macro S.A. and Nuevo Banco Suquía S.A. are the beneficiaries.

The subject-matter of such agreement is to guarantee the provision and/or restoration of the funds that the beneficiaries should pay or have paid as a result of the surety provided as security for the investment commitment undertaken by the Trustors to carry out the Rosario projects (operation of a casino and hotel).

The following collection rights are assigned to the Trust:

–

Casino Club S.A. assigns 100% of the collection rights arising from revenues from operating the game rooms in the interior of Argentina. Additionally, it assigns 60% of the collection rights to which it is entitled for any item to Casino Club S.A. as member of the Joint Venture “Hipódromo Argentino de Palermo S.A. / Casino Club S.A.”, the purpose of which is the operation of games of chance.

–

Casino Rosario S.A. assigns 100% of the collection rights to which it is entitled for any item in its capacity as concessionaire of the Rosario casino operation. Also, it assigns 100% of the collection rights arising from operating the Rosario hotel and the Rosario convention center.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section33 - Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, AND 2005
(Figures stated in thousands of pesos)

The Trust will end with: (i) releasing the Beneficiaries from the surety provided; (ii) termination of the surety if beneficiaries have not received any demand for the provision thereof; or (iii) the full payment of surety, whichever is later.

	w)	Gas Salta Saturación I financial trust

On January 12, 2007, Sud Inversiones y Análisis S.A., as Trustee, and Gasnor S.A., as Trustor, entered into a trust agreement.  The trust is called “Gas Salta Saturación I financial trust”. The purpose of the trust is to manage the corpus assets detailed below to settle the certificates to be issued:

		–	Receivables accrued against customers who joined the financing plan to adapt internal connection facilities to the natural gas service;
		–	Cash funds transferred by the Trustee;
		–	All funds resulting from converting the abovementioned items into cash, other liquid assets and other assets and any gain from the abovementioned items; and
		–	Any other asset acquired by the Trust under the terms of the agreement.

Also, Banco Macro S.A. granted a loan to Gasnor S.A. for the latter to be able to perform works encouraged by the Province of Salta and customers who joined the plan, and to be able to finance customers’ participation in the plan. According to such loan, Gasnor S.A. may settle its payable be delivering such certificates of deposit to Banco Macro S.A.

This trust will be liquidated primarily in the following cases: (i) full settlement of certificates of participation; and (ii) upon the Beneficiaries’ decision if there are insufficient funds to afford the Trust’s expenses and taxes after the deadline for assigning receivables in trust (April 30, 2009).

9.2.	Nuevo Banco Suquía S.A.

	a)	Hospital Privado trust

On August 31, 1998, a trust assignment agreement was entered into between Hospital Privado Centro Médico de Córdoba S.A. (trustor), International Finance Corporation (beneficiary) and Nuevo Banco Suquía S.A. (trustee). The purpose of such trust is to guarantee all the assignor’s payment obligations as a result of the corporate bond issued and delivered by the latter to International Finance Corporation:

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section33 - Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, AND 2005
(Figures stated in thousands of pesos)

–

The parties involved entered into a “custody and payment agreement”, whereby the trustee shall manage and dispose of the funds deposited in trust accounts under the instructions and for the guarantee of the beneficiary.

–

The rights to earn all the amounts that, for any reason, may be payable by enrollees and statutory health care organizations to Hospital Privado were transferred for tax purposes. It includes funds and the proceeds of all rights, securities and interest previously mentioned and income deriving from the funds deposited.

	b)	Sideco trust

On December 7, 2005, a security and trust assignment agreement was entered into among SOCMA and SIDECO (grantors and assignors), Nuevo Banco Suquía S.A. (guarantee trustee) and Banco Macro S.A. (beneficiary) to provide a guarantee regarding the compliance with the payment obligations related to the loan granted by the beneficiary. It was agreed as follows:

		–	Grantors created a secured first-degree security agreement over shares.
		–	Trustors assigned in favor of beneficiary the trust ownership of shares.
		–	SIDECO assigned as guarantee the rights over the agreement to sell of a real property acquired.

On December 19, 2006, SIDECO settled all the obligations assumed with Banco Macro S.A., under the loan for consumption agreement in guarantee of which the referred trust had been created. The related procedures are being carried out to terminate “Sideco trust” and release corpus assets.

9.3.	Nuevo Banco Bisel S.A.

	a)	NBB Personales I financial trust

On March 17, 2005, a financial trust called “NBB Personales I” was created between Nuevo Banco Bisel S.A. (trustor) and Rosario Administradora Sociedad Fiduciaria S.A. (trustee), which consists of personal loans generated by the trustor. The trust issued securities for a total face value of Ps. 25,561,608, consisting of Class “A” trust debt securities for a face value of Ps. 20,449,286, Class “B” trust debt securities for a face value of Ps. 2,556,161 and certificate of participation for a face value of Ps. 2,556,161. Each class of trust securities will mature at one hundred eighty days as from the normal maturity of the loan with longer term. Taking into account the experience and knowledge of the portfolios transferred, Nuevo Banco Bisel S.A. was instructed to manage and collect the loans.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section33 - Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, AND 2005
(Figures stated in thousands of pesos)

The trust follows the terms under Law No. 24,441, its public offering is authorized by the CNV and its listing is authorized by the Stock Exchange of Rosario.

On March 30, 2005, the subscription of trust securities was closed, and 100% of Class “A” trust debt securities and 37.84% of Class “B” trust debt securities were delivered to third parties. The remaining Class “B” securities and all the certificate of participation were subscribed by Nuevo Banco Bisel S.A.

b)	NBB Personales II financial trusts

The Board of Directors of Nuevo Banco Bisel S.A., as part of the bank’s participation in the capital market, authorized the issuance of a second series of a financial trust created with personal loans called NBB Personales II, through the creation of financial trusts.

The trust follows the terms under Law No. 24,441, its public offering is authorized by the CNV and its listing is authorized by the Stock Exchange of Rosario.

The NBB Personales II financial trust was authorized by the CNV in December 2005 and, on February 28, 2006, the subscription of trust securities was closed and 100% of Class “A” trust debt securities was delivered to third parties.

c)	NBB Agroprendas I financial trust

Based on note 9.3.b) above, a financial trust called Agroprendas I was created with collateral loans for a total amount of 49,502 divided into Class “A” trust debt securities for an amount of 34,650, Class “B” trust debt securities for an amount of 7,425 and certificates of participation amounting to 7,427.

The trust follows the terms under Law No. 24,441, its public offering is authorized by the CNV and its listing is authorized by the Stock Exchange of Rosario.

On October 18, 2005, the subscription of trust securities belonging to Agroprendas I financial trust was closed, delivering 100% of Class “A” trust debt securities and 6.2% of Class “B” trust debt securities to third parties. Nuevo Banco Bisel S.A. subscribed the remaining Class “B” trust debt securities and all the certificates of participation. In November 2005, 59.44% of Class “B” trust debt securities still remaining in the bank’s possession was replaced through the secondary market.

EXHIBIT I

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2006, AND 2005
(Translation of financial statements originally issued in Spanish -
See Note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	Holding

		Book balance

Name	Market value	12/31/2006	12/31/2005

GOVERNMENT AND PRIVATE SECURITIES
GOVERNMENT SECURITIES
Holdings in investment accounts
- Local
Federal government bonds in US dollars at LIBOR - Maturity: 2012 - Compensation			94,711
Federal government bonds in pesos at 2% - Maturity: 2007 - Compensation			10,705

Subtotal holdings in investment accounts			105,416

Holdings for trading or financial intermediation
- Local
Federal government bonds in pesos at 2% - Maturity: 2007	92,049	92,049	366
Federal government bonds in US dollars at LIBOR - Maturity: 2012	107,189	107,189	92,566
Federal government bonds in US dollars at LIBOR - Maturity: 2013	4,075	4,075	841
Federal government bonds in pesos – Maturity: 2014	11,953	11,953	261
Argentine Government bonds in US dollars at 7% - Maturity: 2011- BONAR V	2,128	2,128
Consolidation bonds in pesos – Fourth series	1,971	1,971	2,653
Consolidation bonds of social security payables in pesos – Third series at 2%	523	523	8,186
Discount bonds denominated in pesos maturing 2033	4,143	4,143	13,378
GDP-related securities in pesos – Maturity: 2035	2,337	2,337	347
Quasi-par securities in pesos – Maturity: 2045	2,920	2,920
Secured bonds under Presidential Decree No. 1,579/02	36,414	36,414	22,392
Bonds for the conversion and restructuring of government borrowing, Province of Tucumán –Consadep– Series 1	1,905	1,905	1,346
Consolidation bonds of social security payables in pesos – Fourth Series	3,628	3,628	926
Treasury Notes maturity 02-15-07	30,851	30,851
Federal government bonds in US dollars at LIBOR - Maturity: 2006			16,250
Treasury Notes maturity 02-28-07			4,543
Other		1,979	731

Subtotal holdings for trading or financial intermediation		304,065	164,786

Unlisted government securities
- Local
Federal government bonds in pesos – Maturity: 2013		13,254
Secured bonds under Presidential Decree No. 1,579/02			197,771
Other		187	587

Subtotal unlisted government securities		13,441	198,358

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA
Central Bank of Argentina Bills – Listed – Managed Portfolio
Central Bank of Argentina bills in pesos – Maturity: 02/21/07	14,080	14,080
Central Bank of Argentina bills in pesos – Maturity: 01/04/06			124,923
Central Bank of Argentina bills in pesos – Maturity: 01/11/06			478,647
Central Bank of Argentina bills in pesos – Maturity: 01/18/06			219,039
Central Bank of Argentina bills in pesos – Maturity: 01/25/06			168,762
Central Bank of Argentina bills in pesos – Maturity: 02/01/06			61,527
Central Bank of Argentina bills in pesos – Maturity: 02/08/06			39,588
Central Bank of Argentina bills in pesos – Maturity: 02/15/06			9,882
Central Bank of Argentina bills in pesos adjusted by CER – Maturity: 01/31/07	18,383	18,383
Central Bank of Argentina bills in pesos adjusted by CER – Maturity: 03/22/06			12,460
Central Bank of Argentina bills in pesos adjusted by CER – Maturity: 07/12/06			6,497

Subtotal Central Bank of Argentina Bills –listed - Managed portfolio		32,463	1,121,325

Central Bank of Argentina Bills – Under repo transactions
Central Bank of Argentina bills in pesos – Maturity: 03/22/06			193,859
Central Bank of Argentina bills in pesos – Maturity: 01/31/07			1,170
Central Bank of Argentina bills in pesos adjusted by CER – Maturity: 01/31/07			28,075

Subtotal Central Bank of Argentina Bills – Under repo transactions			223,104

Subtotal instruments issued by the Central Bank of Argentina		32,463	1,344,429

Jorge H. Brito
Chairperson

EXHIBIT I
(Continued)

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2006, AND 2005
(Translation of financial statements originally issued in Spanish -
See Note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	Holding

		Book balance

Name	Market value	12/31/2006	12/31/2005

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Contd.)		32,463	1,344,429
Central Bank of Argentina Bills – Unlisted - Managed portfolio
Central Bank of Argentina bills in pesos – Maturity: 02/22/06			148,507
Central Bank of Argentina bills in pesos – Maturity: 03/15/06			147,815

Subtotal Central Bank of Argentina Bills – Unlisted - Managed portfolio			296,322

Central Bank of Argentina notes - Listed - Managed portfolio
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 05/30/07	122,526	122,526	242,500
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/21/07	220,545	220,545	193,100
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 12/19/07	156,489	156,489
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02/20/08	229,068	229,068
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/26/08	134,197	134,197
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 04/16/08	117,534	117,534
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 08/06/08	144,443	144,443
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 09/10/08	101,544	101,544
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/05/08	143,290	143,290
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/26/08	168,053	168,053
Central Bank of Argentina notes in pesos adjustable by CER – Maturity: 12/06/06			212,083
Central Bank of Argentina notes in pesos adjustable by CER – Maturity: 01/23/08	97,951	97,951	125,708
Other	406,784	406,784	48,960

Subtotal Central Bank of Argentina notes - Listed - Managed portfolio		2,042,424	822,351

Central Bank of Argentina Notes – Under repo transactions
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 05/30/07	142,230	142,230
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 12/19/07	273,762	273,762
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02/20/08	93,376	93,376
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 09/10/08	106,018	106,018
Other		96,746

Subtotal Central Bank of Argentina Notes – Under repo transactions		712,132

Total instruments issued by the Central Bank of Argentina		2,787,019	2,463,102

Total government securities		3,104,525	2,931,662

INVESTMENTS IN LISTED PRIVATE SECURITIES
Commercial Paper - UBS Financial	30,717	30,717
Corporate Bonds - Erste Bank ECP	26,012	26,012
Corporate Bonds - Petrobras Energía S.A. (the former Pecom S.A.)	13,094	13,094	14
Mutual Funds - Columbia Stratigic	15,348	15,348
Corporate Bonds - Telefónica de Argentina S.A.	5,592	5,592	4,416
Shares - Tenaris	3,359	3,359	2,905
Mutual Funds PIONERO Global	1,837	1,837	4,815
Class “A” certificates of participation in the Macro Personal V trust			14,005
Class “B” certificates of participation in the Macro Personal V trust			5,000
Book-entry Corporate Bonds - Edesur Class 5 Pesos			4,401
Corporate Bonds - Amex			4,635
Book-entry shares - Petrobras Energía			3,224
Corporate Bonds - WallMart			2,481
Corporate Bonds - Lehman Bros			2,112
Trust debt security - Consubond Financial Trust - Series XXXIV Class A			1,325
Trust debt security - Tarjeta Shopping Financial Trust - Series XVI Class A			1,032
Other		22,500	9,537

Total Investments in listed private securities		118,459	59,902

Total government and private securities (1)		3,222,984	2,991,564

(1)	As of December 31, 2006, and 2005, the Band booked allowances for impairment in value amounting to 29 and 512, respectively.
(see Note 4.)

Jorge H. Brito
Chairperson

EARNINGS DISTRIBUTION PROPOSAL
FOR THE FISCAL YEAR
ENDED DECEMBER 31, 2006
(Figures stated in thousands of pesos)

UNAPPROPRIATED RETAINED EARNINGS	933,967
To legal reserve (20% of 424,298)	(84,860)

SUBTOTAL 1	849,107

To the reserve under Central Bank rules - Special for subordinated corporate bonds (1)	(45,515)
Adjustment (point 2(1) Communiqué “A” 4,589, revised text under Communiqué “A” 4,591) (2)	(54,428)

SUBTOTAL 2	749,164

DISTRIBUTABLE AMOUNT (3)	622,033
UNDISTRIBUTED EARNINGS	622,033

(1)	See note 20.h).
(2)	See note 20.g).
(3)

Relates to the lower amount between SUBTOTAL 2 and that arising from calculating the excess of computable capital over required minimum capital as of December 31, 2006, also considering the restrictions further described in note 20.e), g) and h), as established by Central Bank Communiqué “A” 4,589 and 4,591.

Jorge H. Brito
Chairperson

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  March 15, 2007

MACRO BANK INC.

By	/s/ Luis Cerolini

Name:	Luis Cerolini
Title:	Attorney-in-fact